As filed with the Securities and Exchange Commission on January 22, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

APHRIA INC.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s name into English (if applicable))

Ontario, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

GREEN GROWTH BRANDS INC.

(Bidder)

Common Shares, no par value

(Title of Class of Securities)

03765K

(CUSIP Number of Class of Securities (if applicable))

Peter Horvath

Chief Executive Officer

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

647-495-8798

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copies to:

Kent Kiffner

General Counsel

Green Growth Brands Inc.

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9 Canada

January 22, 2019

(Date tender offer first published, sent or given to securityholders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
US$ 1,710,230,760.92	US$ 207,279.97 (1)

(1)

Pursuant to General Instruction II.C(1) to Schedule 14D-1F, the amount of the Filing Fee has been calculated based on the market value of the outstanding common shares (the “Common Shares”) of Aphria Inc. (“Aphria”) as of January 16, 2019 of US$ 1,710,230,760.92. Such value is calculated based upon (a) 256,022,569, which is the number of outstanding Common Shares of Aphria to be received by Green Growth Brands Inc. or cancelled in the transaction described herein, and (b) Cdn$ 8.85 (US$ 6.68), which is the market value per Common Share of Aphria (based upon the average of the high and low sales prices reported for such Common Shares on the Toronto Stock Exchange on January 16, 2019). For purposes of this calculation, Cdn$ 1.00 = US$ 0.7548, which is the inverse of the exchange rate for Canadian dollars published by the Bank of Canada on January 16, 2019 (US$ 1.00 = Cdn$ 1.3248).

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$ 207,279.97	Registration No: 333-229329
Filing Party: Green Growth Brands Inc.	Date Filed: January 22, 2019
Form: Form F-10

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents.

Offer to Purchase and Take-Over Bid Circular, dated as of January 22, 2019 (“Offer and Circular”), including the Letter of Transmittal and Notice of Guaranteed Delivery.

The information in this Offer to Purchase and Circular may change. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The Offeror may not complete the Offer and issue the securities issuable hereunder until the registration statement filed with the SEC is effective. Shareholders in the United States should read the “Notice to Shareholders in the United States” beginning on page viii herein. This document shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

No securities tendered to this bid will be taken up until (a) more than 50% of the outstanding securities of the class sought (excluding those securities beneficially owned, or over which control or direction is exercised, by the Offeror or any person acting jointly or in concert with the Offeror) have been tendered to the bid, (b) the minimum deposit period required under applicable securities laws has elapsed, and (c) any and all other conditions of the bid have been complied with or waived, as applicable. If these criteria are met, the Offeror will take up securities deposited under the bid in accordance with applicable securities laws and extend its bid for an additional minimum period of 10 days to allow for further deposits of securities.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, broker, bank manager, lawyer or other professional advisor. Additionally, if you have questions, please contact Kingsdale Advisors, the depositary and information agent under the Offer, by telephone at 1-866-851-3214 (toll free in North America), or 416-867-2272 (collect calls outside North America), or by email at contactus@kingsdaleadvisors.com. Additional contact details for the depositary and information agent are set out on the back page of this document.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Green Growth Brands Inc. at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 or by telephone at 647-495-8798. Those documents are also available electronically on SEDAR at www.sedar.com.

January 22, 2019

GREEN GROWTH BRANDS INC.

OFFER TO PURCHASE

ALL OF THE COMMON SHARES OF

APHRIA INC.

on the basis of 1.5714 common shares of Green Growth Brands Inc. for each common share of Aphria Inc., subject to the terms and conditions as provided herein

THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON MAY 9, 2019

UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY THE OFFEROR,

OR WITHDRAWN BY THE OFFEROR

This offer (the “Offer” or “Offer to Purchase”) by Green Growth Brands Inc. (formerly known as Xanthic Biopharma Inc.) (the “Offeror” or “GGB”) to purchase all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria”), including any Aphria Shares that may become issued and outstanding after the date of the Offer but prior to 5:00 p.m. (Toronto time) on May 9, 2019 (the “Expiry Time”) upon the conversion, exchange or exercise of any Convertible Securities, in accordance with the terms and subject to the conditions contained herein, will be open for acceptance until the Expiry Time, unless the deposit period for the Offer is accelerated or extended by the Offeror, or the Offer is withdrawn by the Offeror. The Offer is subject to certain conditions set forth in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

The Offer Consideration

Pursuant to the Offer, Aphria Shareholders who tender their Aphria Shares to the Offer (including any Aphria Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities) will receive 1.5714 common shares of the Offeror (each whole common share, a “GGB Share”) in exchange for each Aphria Share (the “Offer Consideration”). The GGB Shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “GGB” and on the OTCQB Venture Market (the “OTCQB”) under the symbol “GGBXF”.

Based on the closing price of $5.99 per GGB Share on the CSE as of January 21, 2019, the last trading day prior to the date of this Offer to Purchase and Circular, the implied Offer Consideration would be $9.41 per Aphria Share (being a 24.5% premium over the Aphria Shares’ closing price of $7.56 on the Toronto Stock Exchange (the “TSX”) on December 24, 2018, the last trading day prior to GGB’s public announcement of its intention to launch the Offer, and 24.9% over the volume weighted average price of $7.5328 of the Aphria Shares on the TSX for the last ten (10) trading days ended December 24, 2018). Based on the closing price of $4.25 per GGB Share on the CSE on December 24, 2018, the implied Offer Consideration would be $6.68 per Aphria Share.

The number of GGB Shares to be issued in exchange for each Aphria Share under the Offer will not be adjusted to reflect any change in the market value of GGB Shares that may occur prior to the time of the take up of Aphria Shares under the Offer. Accordingly, there can be no assurance of what the value of a GGB Share will be at the time of the take up of the Aphria Shares under the Offer.

Financing

The Offer is not subject to any financing condition. The Offeror, however, intends to complete, immediately following the take up of Aphria Shares under the Offer, a third-party equity financing at a share price equal to $7.00 per GGB Share for aggregate gross proceeds of $300 million (the “Financing”). As a backstop to the Financing, the Offeror has entered into a commitment letter (the “Commitment Letter”) with All Js Greenspace LLC (the “Backstop Investor”) pursuant to which the Backstop Investor has agreed, subject to the terms and conditions set forth in the Commitment Letter, to subscribe for and purchase up to $150 million of newly-issued GGB Shares for $7.00 per share (or the equivalent value of PV Shares) (the “Commitment”). The Commitment is conditional upon the successful completion of the Offer and the take up of Aphria Shares at the Expiry Time on the terms and conditions set forth in the Offer to Purchase, without any amendment or waiver. The Commitment is also subject to certain terms which the Offeror believes are customary, including the entering into of a definitive purchase agreement in respect of the Commitment (and satisfaction of the conditions set out therein), GGB not taking any steps to change its capital structure or capitalization, and no material events occurring with respect to GGB or its business, assets, liabilities, prospects or results of operations. To induce the Backstop Investor to provide the Commitment, the Offeror has agreed to pay the Backstop Investor a commitment fee equal to $7,500,000, payable by issuing 2,504 PV Shares to the Backstop Investor, and to indemnify and reimburse the Backstop Investor for certain liabilities, costs and expenses. GGB will also be obligated to sell to the Backstop Investor up to $150 million of GGB Shares for $7.00 per share (or the equivalent value of PV Shares) even if the Offer has not been completed (any such sales shall reduce the Commitment on a dollar-for-dollar basis).

The Backstop Investor’s commitment under the Commitment Letter terminates on the earliest of (a) the termination, withdrawal or expiration of the Offer, (b) the execution of the definitive purchase agreement in respect of the Commitment, (c) any amendment or waiver of any term or condition of or contained in this Offer to Purchase and

Circular without obtaining the prior written consent of the Backstop Investor, and (d) May 13, 2019. The Offeror’s obligation to sell up to $150 million in GGB Shares or PV Shares to the Backstop Investor shall not terminate or expire until May 23, 2019.

The foregoing is a summary only of certain terms and conditions of the Commitment Letter and is qualified in its entirety by the actual terms of the Commitment Letter. A copy of the Commitment Letter has been filed with the applicable securities regulatory authorities and is available for review under the Offeror’s profile on SEDAR.

If the Offer and the Financing are completed, the Offeror expects to use the net proceeds of the Financing to fund the business growth of the combined company, including for working capital and general corporate purposes.

There can be no assurance that the Financing will be completed (or on which terms it would be completed), or what the value of a GGB Share will be at the time of the take up of Aphria Shares under the Offer, which could be substantially less or more than $7.00 per GGB Share. Accordingly, Aphria Shareholders should be aware that the Financing may not be completed, or may be completed on terms that are different than the terms currently expected and set forth in this Offer to Purchase and Circular. See Section 9 of the Circular, “Financing” and Section 29 of the Circular, “Risk Factors”, in particular “Risk Factors – The Offeror may not be able to complete the Financing on the terms currently contemplated, or at all”.

The Offer Conditions

The Offer is subject to certain conditions described in Section 4 of the Offer to Purchase, “Conditions of the Offer”, including, without limitation:

(a)

more than 66 2⁄3% of the Aphria Shares (calculated on a Fully-Diluted Basis) held by Aphria Shareholders who are not Interested Aphria Shareholders, having been validly tendered to the Offer and not validly withdrawn (the “Minimum Tender Condition”);

(b)

the Regulatory Approvals and all other third party approvals, licenses, permits, authorizations and clearances considered necessary or reasonably appropriate by the Offeror in relation to the Offer and the operation of the combined company having been obtained on terms satisfactory to the Offeror in its sole judgment;

(c)

there being no legal prohibition against GGB making the Offer or taking up and paying for the Aphria Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer;

(d)	the Registration Statement having become effective under the U.S. Securities Act and not becoming subject to a stop order or a proceeding seeking a stop order;

(e)

Aphria having not adopted or implemented a shareholder rights plan or taken any other action that provides rights to the Aphria Shareholders to purchase any securities of Aphria as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)

except to the extent publicly disclosed in a filing with a Securities Regulatory Authority prior to December 28, 2018, neither Aphria nor its subsidiaries having amended, or proposed or authorized any amendment to, their respective articles or bylaws (or other similar organizational documents);

(g)

neither Aphria, nor any of its affiliates or subsidiaries, nor any other person having taken any action or authorized, recommended, proposed or announced an intention to take any action: (i) that has had or could have the effect (as determined by the Offeror in its sole judgment) of impairing the ability of the Offeror to acquire Aphria Shares, diminishing in any respect the expected economic value to the Offeror of the acquisition of Aphria, or making the acquisition of Aphria more costly in any material respect to the Offeror, or (ii) that would (as determined by the Offeror in its sole judgement) make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Aphria Shares deposited under the Offer or to complete any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer;

(h)	there not existing and not having occurred or been publicly disclosed since December 28, 2018 (in the sole judgment of the Offeror) any material adverse change in respect of Aphria;

(i)

Aphria and its affiliates having conducted their respective businesses in the ordinary course of business consistent with past practice at all times on or after December 28, 2018 and prior to the Expiry Time;

(j)

the Offeror not becoming aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement made not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Aphria or any of its subsidiaries with any of the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere or with any other Governmental Entity anywhere in the world;

(k)	the Offeror having obtained the approval of its shareholders to issue the GGB Shares pursuant to the Offer in accordance with the policies of the CSE;

(l)

the Offeror not becoming aware of any information corroborating in any material respect the statements contained in the December 3, 2018 report of Hindenburg Research and Quintessential Capital Management entitled “Aphria: A Shell Game with a Cannabis Business on the Side”; and

(m)

the statutory minimum condition of 50% of the Aphria Shares having been tendered to the Offer, excluding Aphria Shares beneficially owned or over which control or direction is exercised by the Offeror or by any person acting jointly or in concert with the Offeror (which condition cannot be waived) (the “Statutory Minimum Condition”).

The consummation of the Financing on the terms set forth herein is not a condition to the Offer, and there is no other financing condition to the Offer. See Section 4 of the Offer to Purchase “Conditions of the Offer” for additional conditions of the Offer, as well as a more detailed description of the conditions of the Offer.

GGB intends to seek to obtain, in accordance with the policies of the CSE, approval of its shareholders for the issuance of the GGB Shares in connection with the Offer prior to the Expiry Time, but there can be no assurance that such approval will be obtained. Subject to applicable Canadian Securities Laws, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any deposited Aphria Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror (other than the Statutory Minimum Condition, which cannot be waived) prior to the Expiry Time.

The minimum statutory deposit period under the Offer may be shortened by the Offeror in certain circumstances, in accordance with applicable Securities Laws (including applicable orders of the relevant Securities Regulatory Authorities), as a result of actions of Aphria, including where Aphria enters into an Alternative Transaction (as defined in NI 62-104).

How to Accept the Offer

Registered Aphria Shareholders who hold their Aphria Shares in certificated form or DRS Statement(s) who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit the originally signed Letter of Transmittal, together with certificate(s) or DRS statement(s) representing their Aphria Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Registered Aphria Shareholders may follow the procedure for Book-based Transfer set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Book-based

Transfer (CDS and DTC)” or the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof.

Non-registered Aphria Shareholders whose Aphria Shares are held on their behalf, or for their account, by an investment advisor, broker, bank, trust company or other intermediary, should contact their intermediary directly if they wish to accept the Offer. Intermediaries will likely establish tendering cut-off times that are prior to the Expiry Time. As a result, Aphria Shareholders who wish to tender their Aphria Shares to the Offer and whose Aphria Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment advisor, broker, bank, trust company or other intermediary.

The Offer is made only for Aphria Shares and is not made for any Convertible Securities, which term includes options and warrants. Any holder of Convertible Securities who wishes to accept the Offer must exercise such rights in order to obtain certificate(s) or DRS Statement(s) representing Aphria Shares and then deposit those Aphria Shares under the Offer. Any such exercise must be made sufficiently in advance of the Expiry Time to ensure that Aphria Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”. If any holder of Convertible Securities does not exercise such Convertible Securities prior to the Expiry Time, such Convertible Securities may remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to time of expiry, vesting schedule, exercise price, and rights following a takeover bid (such as the Offer). The tax consequences to holders of Convertible Securities of exercising or not exercising their Convertibles Securities are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult with their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Convertible Securities.

The Offeror intends to submit an application to list the GGB Shares that may be distributed to Aphria Shareholders in connection with the Offer on the CSE. Listing of the GGB Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the CSE, and the CSE’s approval of the Offer and the transactions contemplated thereby.

The Aphria Shares trade on the TSX and on the New York Stock Exchange (the “NYSE”) under the symbol “APHA”.

Shareholder Questions

Questions and requests for assistance may be directed to Kingsdale Advisors (“Kingsdale” or the “Depositary and Information Agent”). Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained without charge from Kingsdale. Contact details may be found on the back page of this document. Copies of this document and related materials may also be found on GGB’s website at www.greengrowthbrands.com or on SEDAR at www.sedar.com under GGB’s profile. The SEDAR and GGB website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this document unless otherwise expressly noted herein.

Other Important Information

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Aphria Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Aphria Shareholders in any such jurisdiction.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Aphria Shares. Provided the Minimum Tender Condition is met, the Offeror will have a sufficient number of Aphria Shares to acquire all of the

v

Aphria Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Aphria Shares are tendered to the Offer, a Compulsory Acquisition. See Section 16 of the Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer”.

No broker, investment dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates, or the Depositary and Information Agent for the purposes of the Offer.

The information contained in this document speaks only as of the date hereof, unless otherwise stated. The Offeror does not undertake to update any such information except as required by applicable Law. Information in this Offer to Purchase and Circular related to Aphria has been compiled from public sources, as described herein.

Aphria Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent (including through a book-entry transfer) or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, broker, bank, trust company or other intermediary through whom you own your Aphria Shares may charge a fee to tender any such Aphria Shares on your behalf. You should consult your investment advisor, broker, bank, trust company or other intermediary to determine whether other charges will apply.

Aphria Shareholders reading this Offer to Purchase and Circular are cautioned that the financial statements incorporated by reference herein do not include unaudited interim consolidated financial statements (and notes thereto) of GGB, prepared in accordance with International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board (“IFRS”), nor any related management’s discussion and analysis, for any period following completion of the Business Combination. See Section 17 of the Circular, “Unaudited Condensed Consolidated Pro Forma Financial Statements”, Section 29 of the Circular, “Risk Factors”, and the Unaudited Condensed Consolidated Pro Forma Financial Statements of the combined company attached hereto as Annex A.

Peter Horvath, Marc Lehmann, Jean Schottenstein, and Steven Stoute, four of GGB’s directors, reside outside of Canada and have appointed GGB, at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, as agent for service of process. Investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the Laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Various capitalized terms used in this document (including in these cover pages) are defined in the Glossary of this document.

QUESTIONS AND REQUESTS FOR ASSISTANCE MAY BE DIRECTED TO

THE DEPOSITARY AND INFORMATION AGENT FOR THE OFFER

130 King St West, Suite 2950

Toronto, ON M5X 1K6

North American Toll Free Phone:

1-866-851-3214

Outside of North America:

416-867-2272

Facsimile:

416-867-2271

E-mail:

contactus@kingsdaleadvisors.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offeror is a Canadian issuer that is a “foreign private issuer”, as such term is defined in Rule 405 promulgated under the U.S. Securities Act of 1933, as amended, (together with the rules and regulations promulgated thereunder, the “U.S. Securities Act”). The Offeror is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Offer to Purchase and Circular in accordance with the disclosure requirements of Canada, which are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with IFRS and are subject to Canadian auditing standards and auditor independence rules, and may not be comparable to the financial statements of United States companies.

This Offer to Purchase and Circular are subject to applicable disclosure requirements with Canadian provincial and federal corporate and takeover bid rules. Aphria Shareholders resident in the United States should be aware that such requirements are different from those of the United States applicable to prospectuses and circulars for tender offers of United States domestic issuers registered under the U.S. Securities Act and under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the respective rules and regulations promulgated thereunder.

GGB has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 under the U.S. Securities Act (the “Registration Statement”) pursuant to the multi-jurisdictional disclosure system adopted by the United States, a Tender Offer Statement on Schedule 14D-1F (the “Tender Offer Statement”) under the U.S. Exchange Act and other documents and information, and expects to mail this Offer to Purchase and Circular to Aphria Shareholders. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THIS OFFER TO PURCHASE AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and Aphria Shareholders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by GGB will be available free of charge from GGB. You should direct requests for documents to Kingsdale, 130 King St West, Suite 2950, Toronto, ON M5X 1K6, Toronto, North American Toll Free Phone: 1-866-851-3214, outside North America Phone: 416-867-2272. To obtain timely delivery, such documents should be requested no later than five (5) business days before the Expiry Time.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

No Offer to Sell or Solicitation of an Offer in Certain States

All references to “$” and “dollars” in this subsection “No Offer to Sell or Solicitation of an Offer in Certain States” are stated in lawful currency of the United States of America.

THE OFFER DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY STATE IN THE UNITED STATES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE OFFER IS NOT BEING MADE OR DIRECTED TO, NOR IS THIS DOCUMENT BEING MAILED TO, NOR WILL DEPOSITS OF APHRIA SHARES BE ACCEPTED FROM OR ON BEHALF OF, SHAREHOLDERS IN ANY STATE IN THE UNITED STATES OR ANY OTHER JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE OF THE OFFER WOULD NOT BE IN COMPLIANCE WITH THE LAWS AND REGULATIONS OF SUCH STATE OR OTHER JURISDICTION.

No offer to sell or solicitation of an offer to buy Aphria Shares pursuant to the Offer is being made in the state of New York or to Aphria Shareholders resident in the state of New York. However, prior to the Expiry Time, the Offeror intends to take steps to enable Aphria Shareholders resident in the state of New York to acquire GGB Shares in exchange for Aphria Shares. Upon taking such steps, the Offeror will provide notice thereof to Aphria Shareholders as required by applicable Law.

In addition, no offer to sell or solicitation of an offer to buy GGB Shares pursuant to the Offer is made in the U.S. states, districts and territories of Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Guam, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Minnesota, Montana, Nebraska, New Jersey, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Tennessee, Texas, Utah, Virginia, Washington, West Virginia and Wyoming (collectively, the “Restricted States”), except only to a person who qualifies as an “exempt institutional investor” in the applicable Restricted State.

Any Aphria Shareholders who reside in one of the Restricted States and who wish to tender their Aphria Shares in exchange for GGB Shares must qualify as an “exempt institutional investor” in such jurisdiction. The criteria that must be satisfied to qualify as an exempt institutional investor in each of the Restricted States are generally set out below, and unless otherwise specified, the term “investment company” means an investment company as defined in the Investment Company Act of 1940:

Alabama    Any dealer, bank, savings institution, credit union, trust company, insurance company, investment the relevant statute contains an exemption for sales to “other institutional buyers,” the Supreme Court of Alabama has held that institutional buyers not specified in the exemption must be of the same type as those institutions specified in the preceding sentence.

Arizona     Any dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Arkansas    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

California    Any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company registered under the Investment Company Act of 1940, pension or profit-sharing trust (other than a pension or profit sharing trust of the issuer, - if non-exempt a self-employed individual retirement plan or individual retirement account), any organization described in Section 501(c)(3) of the Internal Revenue Code as amended to December 29, 1981, which has total assets (including endowment, annuity and life income contracts) of not less than $5,000,000 according to its most recent audited financial statement, any wholly-owned subsidiary of any of the foregoing, the federal government, any agency or instrumentality of or any corporation wholly owned by the federal government, any state, city, city and county, county or any agency or instrumentality thereof, any state university or state college, and any retirement system for the benefit of the employees of any of such governmental units, agencies, instrumentalities, corporations or educational institutions, or any other institutional investor or governmental agency or instrumentality designated by rule of the California Department of Business Oversight provided purchaser represents that it is purchasing for investment and not with a view to or for sale in connection with any distribution of the securities. This is limited to corporations only.

Colorado    Any broker-dealer, depository institution, insurance company or separate account of an insurance company, investment company registered under the Investment Company Act of 1940, business development company as defined in the Investment Company Act of 1940, private business development company as defined in the Investment Advisers Act of 1940, employee pension, profit sharing, or benefit plan if (i) the plan has total assets in excess of $5,000,000 or (ii) investment decisions are made by a named fiduciary, as defined in the Employee Retirement Income Security Act of 1974, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution or an insurance company, an entity a substantial part of whose business activities consist of investing, purchasing, selling or trading in securities of more than one issuer and not of its own issue and that has total assets in excess of $5,000,000 as of the end of its latest fiscal year, a small business investment company licensed under the Small Business Investment Act of 1958 or any other institutional buyer.

Connecticut    Any broker-dealer, bank and trust company, national banking association, savings bank, savings and loan association, credit union, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer (including any qualified institutional buyer).

Delaware     Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, accredited investor as defined in Rule 501(a)(1)-(4), (7)-(8) promulgated under the U.S. Securities Act (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5)-(6)), qualified institutional buyer, corporation, partnership, trust, estate, or other entity (excluding individuals) not formed for the purpose of acquiring the securities having a net worth of at least $5,000,000 and any wholly-owned subsidiary of such an entity, or other financial institution or institutional buyer.

District of Columbia    Any broker-dealer, depository institution, insurance company or separate account of an insurance company; investment company or business development company as defined in the Investment Company Act of 1940; employee pension, profit-sharing, or benefit plan if (i) the plan has total assets in excess of $5 million or (ii) it investment decisions are made by a named fiduciary, as defined in the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is either a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, a depository institution, or an insurance company, qualified institutional buyer, accredited investor as defined in SEC Rule 501(a) or limited liability company with net assets of at least $500,000.

Florida     Any dealer, bank, trust company, savings institution, insurance company, investment company, pension or profit-sharing trust or qualified institutional buyer.

Guam     Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Illinois     Any dealer, corporation, bank, savings bank, savings institution, trust company, insurance company, savings and loan association, building and loan association, pension fund or pension trust, employees’ profit-sharing trust, other financial institution or institutional investor, any government or political subdivision or instrumentality thereof, any partnership or other association engaged as a substantial part of its business or operations in purchasing or holding securities, any trust in respect of which a bank or trust company is trustee or co-trustee, or to any employee benefit plan within the meaning of Title I of ERISA if (i) the investment decision is made by a plan fiduciary as defined in Section 3(21) of ERISA and such plan fiduciary is either a bank, savings and loan association, insurance company, or an investment adviser registered under the Investment Advisers Act of 1940 or applicable Illinois securities Laws, or (ii) the plan has total assets in excess of $5,000,000, any plan established and maintained by, and for the employees of, any state or political subdivision or agency or instrumentality thereof if such plan has total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code, any Massachusetts or similar business trust, any partnership, if such organization, trust or partnership has total assets in excess of $5,000,000, any entity ninety percent of the equity of which is owned by any of the foregoing, or any investment company, university or other organization whose primary purpose is to invest its own assets or those held in trust by it for others.

Kentucky    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Louisiana    Any dealer, bank, savings institution, trust company, insurance company, investment company, real estate investment trust, small business investment corporation, pension or profit-sharing plan or trust or other financial institution.

Maryland    Any broker-dealer, bank, savings and loan association, trust company, insurance company, investment company, investment adviser with assets under management of not less than $1,000,000, employee benefit plan with assets of not less than $1,000,000, government agency or instrumentality, institutional accredited investor as defined in SEC Rule 501(a)(1)-(3), (7)-(8), qualified institutional buyer, or any other institutional investor designated by rule or order of the Securities Commissioner of Maryland.

x

Massachusetts    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, small business investment company licensed under the Small Business Investment Act of 1958, private business development company as defined in the Investment Advisers Act of 1940, business development company as defined in the Investment Company Act of 1940, any corporation, Massachusetts or similar business trust, partnership, limited liability company or limited liability partnership not formed for the specific purpose of acquiring the securities, a substantial part of whose business consists of investing, purchasing, selling or trading in securities issued by another person if (a) investment decisions are made by persons who are reasonably believed to have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and (b) having total assets in excess of $5,000,000, any organization described in Section 501(c)(3) of the Internal Revenue Code with total assets in excess of $5,000,000, qualified institutional buyer or other financial institution or institutional buyer.

Minnesota    Any broker-dealer registered under the U.S. Exchange Act, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Minnesota Uniform Securities Act (2002); a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company which is not an “insured depositary institution” as defined in Section 3(c)(2) of the Federal Deposit Insurance Act); an international financial institution of which the United States is a member and whose securities are exempt from registration under the U.S. Securities Act; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Minnesota, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Minnesota, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the U.S. Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the U.S. Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Minnesota Uniform Securities Act (2002); and any accredited investor as defined in Rule 501(a) under the U.S. Securities Act.

Montana    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

Nebraska    Any bank, savings institution, credit union, trust company, or other financial institution; insurance company; investment company; pension or profit-sharing trust; broker-dealer; corporation, Massachusetts or similar business trust or partnership with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities; trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment; individual accredited investor, or an entity in which all of the equity owners are individual accredited investors; or any other institutional buyer as may be defined by the Director of Banking and Finance of the State of Nebraska by rule and regulation or order.

New Jersey    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust, qualified institutional buyer, or other financial institution or institutional buyer.

North Carolina    Any dealer, entity having a net worth in excess of $1,000,000, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution or institutional buyer.

North Dakota    Any broker-dealer registered under the U.S. Exchange Act; banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the North Dakota Securities Act of 1951; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris plan bank or industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the U.S. Securities Act; an insurance company or a separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 ifs its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than rule 144(a)(1)(i)(H), adopted under the U.S. Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the U.S. Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the North Dakota Securities Act of 1951.

Ohio     Any dealer, bank, trust company, savings and loan association, savings bank, credit union incorporated or organized under the laws of a state, the United States, Canada or any province of Canada that is subject to regulation or supervision by that country, state, or province, or any international banking institution; any insurance company or separate account of an insurance company; an investment company; broker-dealer registered under the U.S. Exchange Act, or licensed by the Ohio Division of Securities as a dealer; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, or an investment adviser registered under the Ohio Securities Act, a bank, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a federal covered investment adviser acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the U.S. Securities Act; a “major United States institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the U.S. Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Ohio Securities Act.

Oklahoma    Any broker-dealer registered under the U.S. Exchange Act, banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Oklahoma Uniform Securities Act of 2004; a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States whose deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); a trust company organized or chartered under the laws of this State; an international financial institution of which the United States is a member and whose securities are exempt from registration under the U.S. Securities Act; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in this State, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit-sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the U.S. Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the U.S. Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Oklahoma Uniform Securities Act of 2004.

Oregon     Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, mortgage broker or mortgage banker, pension or profit-sharing trust or other financial institution or institutional buyer.

Pennsylvania    Any broker-dealer, bank, savings bank, savings institution, savings and loan association, thrift institution, trust company or similar organization which is organized or chartered under the laws of a state or of the United States, is authorized to and receives deposits and is supervised and examined by an official or agency of a state or by the United States if its deposits are insured by the Federal Deposit Insurance Corporation or a successor authorized by federal law, any agency, branch or representative office of a foreign bank that is subject to the same degree of regulation and supervision as a domestic bank, any wholly owned subsidiary of one of the foregoing, insurance company, pension or profit sharing plan or trust (other than a municipal pension plan or system), a college, university or other public or private institution which has received exempt status under Section 501(c)(3) of the Internal Revenue Code of 1954 and which has a total endowment or trust funds, including annuity and life income funds, of $5,000,000 or more according to its most recent audited financial statements; provided that the aggregate dollar amount of securities being sold to the person may not exceed 5% of the endowment or trust funds, a qualified pension and profit sharing and stock bonus plan under Section 401 of the Internal Revenue Code of 1986 (“KEOGH”), an individual retirement account under Section 408 of the Internal Revenue Code of 1986 (“IRA”) and a simplified employee pension under Section 408(k) of the Internal Revenue Code of 1986 (“SEP”) if the KEOGH, IRA or SEP has one of the following: (1) plan assets of $5 million or more, or (2) has retained, on an ongoing basis, the services of a person knowledgeable and experienced in financial and business matters to render professional investment management advice and has investments of $500,000 or more in securities, investment company, or any entity which controls any of the foregoing, the federal government, a state or any agency or political subdivision thereof except public school districts of this State, a corporation or business trust or a wholly owned subsidiary thereof which has been in existence for eighteen months and which has a tangible net worth on a consolidated basis, as reflected on its most recent audited financial statements, of $10,000,000 or more, a small business investment company as defined in the Small Business Investment Act of 1958 which (a) has total capital of at least $1,000,000 or (b) is controlled by one of the foregoing institutions, a seed capital fund as defined and authorized in the Small Business Incubators Act, a business development credit company as authorized in the Business Development Credit Corporation Law, qualified institutional buyer, a person whose security holders consist solely of any of the foregoing, or any other person designated by regulation of the Pennsylvania Department of Banking and Securities.

Puerto Rico    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company as defined in the Investment Company Act of Puerto Rico, pension or profit-sharing trust or other financial institution or institutional buyer.

Tennessee    Any broker-dealer, bank (other than a bank is acting as a broker-dealer as such term is defined in Tennessee Securities Act of 1980), trust company, insurance company, investment company registered under the Investment Company Act of 1940, a holding company which controls any of the foregoing, a trust or fund over which any of the foregoing has or shares investment discretion, a pension or profit sharing plan, an institutional buyer as defined by rule by the Commissioner of Commerce and Insurance, or any other person (other than a broker-dealer) engaged as a substantial part of its business in investing in securities, in each case having a net worth in excess of $1,000,000.

Texas     Any registered dealer actually engaged in buying and selling securities as a business, bank, trust company, building and loan association, insurance company, surety or guaranty company, savings institution, federally chartered credit union, savings and loan association, federal savings bank, credit union chartered under the laws of any state, investment company, small business investment company as defined in the Small Business Investment Act of 1958, qualified institutional buyer, accredited investor as defined in Rule 501(a)(1)-(4) and (7)-(8) (other than a self-directed employee benefit plan with investment decisions made solely by persons that are accredited investors as defined in Rule 501(a)(5)-(6)) promulgated under the U.S. Securities Act, any corporation, partnership, trust, estate or other entity (other than an individual) not formed for the purpose of acquiring the securities having a net worth of not less than $5,000,000 and any wholly-owned subsidiary of such an entity, such securities being purchased by such institution for its own account or as a bona fide trustee of a trust organized and existing other than for the purpose of acquiring the securities.

Utah     Any broker-dealer, bank, savings and loan association, savings bank, industrial bank, credit union or other institution that holds or receives deposits, savings, or share accounts, issues certificates of deposit, or provides to its customers other depository accounts that are subject to withdrawal by checks, drafts, or other instruments or by electronic means to effect third party payments, trust company, insurance company, investment company, pension or profit-sharing trust, qualified institutional buyer or other financial institution or institutional investor.

Virginia     Any broker-dealer, corporation, investment company or pension or profit-sharing trust.

Washington    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, or any wholly owned subsidiary of one of the foregoing, pension or profit-sharing trust (other than a self-directed pension plan), corporation, business trust or partnership, or any wholly owned subsidiary of such an entity, which has been operating for at least 12 months and which has a net worth on a consolidated basis of at least $10,000,000 as determined by the entity’s most recent audited financial statements (which are dated within the past 16 months), entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code with a total endowment or trust fund of at least $5,000,000 according to its most recent audited financial statements (which are dated within the past 16 months), or other financial institution or institutional buyer.

West Virginia    Any broker-dealer, bank, savings institution, trust company, insurance company, investment company, pension or profit-sharing trust or other financial institution; any corporation, business trust, partnership, limited liability company, limited liability partnership or wholly owned subsidiary of any of the aforementioned entities or an entity which has been granted exempt status under Section 501(c)(3) of the Internal Revenue Code, as amended, which has been operating on a continuing basis for at least twelve months and which has a net worth of at least $5,000,000, a substantial part of whose business activities consists of investing, purchasing, selling or trading in securities issued by others and whose investment decisions are made by persons who are reasonably believed by the seller to have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of investment; a small business investment company licensed by the United States Small Business Administration under the Small Business Investment Act of 1958, as amended; a private business development company as defined by the Investment Advisors Act of 1940, as amended; a business development company as defined in the Investment Company Act of 1940, as amended; a wholly owned subsidiary of a bank, savings institution, insurance company, or investment company; or a qualified institutional buyer as defined in Rule 144A(a) adopted under the U.S. Securities Act.

Wyoming    Any banking institution organized under the laws of the United States, member bank of the Federal Reserve System, or any other banking institution doing business under the laws of a state or of the United States, a substantial portion of the business of which consists of receiving deposits or exercising fiduciary powers similar to those permitted to be exercised by national banks under the authority of the Comptroller of the Currency pursuant to Section 1 of Public Law 87-722, and which is supervised and examined by a state or federal agency having supervision over banks, and which is not operated for the purpose of evading the Wyoming Uniform Securities Act, or a receiver, conservator, or other liquidating agent of any of the foregoing; a savings institution, trust company, credit union, or similar institution organized or chartered under the laws of a state or of the United States, authorized to receive deposits, and supervised and examined by an official or agency of a state or the United States if its deposits or share accounts are insured to the maximum amount authorized by statute by the Federal Deposit Insurance Corporation, the National Credit Union Share Insurance Fund, or a successor authorized by federal law (other than a Morris Plan bank or an industrial loan company); an international financial institution of which the United States is a member and whose securities are exempt from registration under the U.S. Securities Act; an insurance company or separate account of an insurance company; an investment company; an employee pension, profit-sharing, or benefit plan if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Wyoming, a depository institution, or an insurance company; a plan established and maintained by a state, a political subdivision of a state, or an agency or instrumentality of a state or a political subdivision of a state for the benefit of its employees, if the plan has total assets in excess of $10,000,000 or its investment decisions are made by a duly designated public official or by a named fiduciary, as defined in ERISA, that is a broker-dealer registered under the U.S. Exchange Act, an investment adviser registered or exempt from registration under the Investment Advisers Act of 1940, an investment adviser registered in Wyoming, a depository institution, or an insurance company; a trust (except a trust that includes as participants self-directed individual retirement accounts or similar self-directed plans) with total assets in excess of $10,000,000 if its trustee is a depository institution, and its participants are exclusively employee pension, profit sharing, or benefit or governmental plans described above regardless of the size of their assets; an organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts trust or similar business trust, limited liability company, or partnership, not formed for the specific purpose of acquiring the securities, with total assets in excess of $10,000,000; a small business investment company licensed under Section 301(c) of the Small Business Investment Act of 1958 with total assets in excess of $10,000,000; a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940 with total assets in excess of $10,000,000; a person registered under the Investment Advisers Act of 1940 acting for its own account; a qualified institutional buyer as defined in Rule 144A(a)(1), other than Rule 144A(a)(1)(i)(H), adopted under the U.S. Securities Act; a “major U.S. institutional investor” as defined in Rule 15a-6(b)(4)(i) adopted under the U.S. Exchange Act; or any other person, other than an individual, of institutional character with total assets in excess of $10,000,000 not organized for the specific purpose of evading the Wyoming Uniform Securities Act.

If you reside in one of the Restricted States, you may accept the Offer and receive GGB Shares under the Offer for any Aphria Shares that you tender to the Offer if and only if you are an “exempt institutional investor” under the laws of your state of residence. If you are an “exempt institutional investor” under the laws of your state of residence, and wish to tender Aphria Shares and receive GGB Shares, you may be required to certify your status as an “exempt institutional investor” to the Offeror and the Depositary and Information Agent and should contact the Depositary and Information Agent for additional information in that regard.

GGB or its agents may, in its or their sole discretion, take such action as it or they may deem desirable to extend the Offer to Aphria Shareholders in any such state or other jurisdiction. Notwithstanding the foregoing, GGB or its agents may elect not to complete such action in any given instance. Accordingly, GGB cannot at this time assure Aphria Shareholders that otherwise valid tenders can or will be accepted from holders resident in all states in the United States and all other jurisdictions.

Certain Federal Income Tax Considerations

Aphria Shareholders should be aware that the disposition of their Aphria Shares and the acquisition of GGB Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein and such Aphria Shareholders are encouraged to consult their tax advisors. See also Section 18 of the Circular,

“Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

Enforcement of Civil Liabilities

The enforcement by Aphria Shareholders of civil liabilities under U.S. federal securities Laws may be affected adversely by the fact that the Offeror was amalgamated under the Laws of Ontario, and Aphria was amalgamated under the Laws of Ontario, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and Aphria and said persons may be located outside the United States. Aphria Shareholders may not be able to sue the Offeror or Aphria or their officers or directors in a foreign court for violations of U.S. securities Laws. It may be difficult to compel the Offeror or Aphria or their respective affiliates to subject themselves to a U.S. court’s judgment.

Purchases Outside the Offer

Aphria Shareholders in the United States should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of the securities to be distributed or to be exchanged, or certain related securities, as permitted by applicable Laws of Canada or its provinces or territories and as permitted by the U.S. federal securities Laws. If any such purchases are made, the Offeror will issue a news release immediately after the close of business on the day of any such purchase, containing disclosure of the number of Aphria Shares purchased and certain other information as required by applicable Law. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Aphria Shares”.

Reporting Following the Completion of the Offer

Following the effectiveness of the Registration Statement, the Offeror will become subject to the reporting requirements of the U.S. Exchange Act and in accordance therewith will file reports and other information with the SEC. Under a multi-jurisdictional disclosure system adopted by U.S. and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Offeror will be exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Offeror may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, NE, Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities or visit the SEC’s website at www.sec.gov. The Registration Statement filed with the SEC concerning the Offer, including the exhibits, and the Offeror’s reports and other information filed under the U.S. Exchange Act are available to the public free of charge at the SEC’s website at www.sec.gov.

If, as a result of the completion of the Offer and any subsequent transaction, the number of Aphria Shareholders is sufficiently reduced, Aphria may become eligible to cease to be a reporting issuer (or equivalent) in Canada and a registrant with the SEC. To the extent permitted under applicable Law, the Offeror intends to cause Aphria to apply to the TSX and the NYSE to delist the Aphria Shares from both stock exchanges as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable Law, to cause Aphria to cease to be a reporting issuer (or equivalent) in Canada and a registrant with the SEC. The rules and regulations of the TSX and NYSE could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Aphria Shares from such exchanges.

FORWARD-LOOKING STATEMENTS AND INFORMATION

This document includes or incorporates by reference information, statements, beliefs and opinions which constitute forward-looking statements or “forward-looking information” within the meaning of applicable Securities Laws, including “future-oriented financial information” with respect to prospective financial performance, financial position, EBITDA, cash flows and other financial metrics that are presented either as a forecast or a projection. Wherever possible, forward-looking statements or forward-looking information can be identified by the expressions “seeks”, “expects”, “intends”, “believes”, “estimates”, “will”, “plans”, “may”, “anticipates,” and similar expressions (or the negative of such expressions). The forward-looking statements or forward-looking information are not historical facts, but reflect the current expectations of the Offeror regarding future results or events and are based on information currently available to it. Future-oriented financial information is forward-looking information about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, and presented in the format of a historical statement of financial position, statement of comprehensive income or statement of cash flows. Similarly, a “financial outlook” is forward-looking information about prospective financial performance, financial position or cash flows that is based on assumptions about future economic conditions and courses of action that is not presented in the format of a historical statement of financial position, statement of comprehensive income or statement of cash flows. Future-oriented financial information and financial outlook are made as of the date hereof, subject to the same assumptions, risk factors and other qualifications as all other forward-looking statements or forward-looking information, and presented solely for the purpose of conveying the current anticipated expectations of the Offeror and may not be appropriate for any other purposes.

Statements and information contained in the accompanying Circular under “Background to the Offer”, “Reasons to Accept the Offer”, “Purpose of the Offer and Plans for Aphria” and “Effect of the Offer” and the pro forma financial statements accompanying the Circular, as well as statements relating to:

•	the satisfaction of the conditions of the Offer;

•	the anticipated successful completion of the Offer;

•	the expected completion of the Financing, including the timing and terms thereof;

•	the satisfaction of the conditions of the Commitment;

•	the process and timing for obtaining the Regulatory Approvals applicable to the Offer and other approvals, including the approval of the shareholders of the Offeror;

•	the expected Expiry Time;

•	the estimated expenses of the Offer;

•	the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

•	the tax treatment of Aphria Shareholders;

•	the anticipated effect of the Offer;

•	the Offeror’s plans for Aphria if the Offer is successful;

•	expected benefits to Aphria Shareholders of tendering Aphria Shares to the Offer;

•	Aphria Shareholders’ entitlement to dividends and the timing thereof; and

•	the Offeror’s capitalization strength following successful completion of the Offer and the Financing;

•	the use of proceeds of the Financing; and

•

other statements that are not historical facts, in addition to certain statements and information contained elsewhere in this document and in the documents incorporated by reference concerning the business, operations and financial performance and condition of the Offeror and Aphria that are not historical facts;

are forward-looking statements or forward-looking information within the meaning of applicable Securities Laws. It is important to know that:

•	unless otherwise indicated, forward-looking statements in this document describe the Offeror’s expectations as of January 22, 2019 and, accordingly, are subject to change after such date;

•	forward-looking statements in the documents incorporated by reference herein are as of the dates specified in the applicable documents and are expressly qualified by the statements made therein;

•

historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In particular, historical results of the Offeror should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast; and

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements or forward-looking information in this document or documents incorporated by reference herein, if known or unknown risks affect the business of the Offeror, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statements or forward-looking information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements or forward-looking information.

Forward-looking statements or forward-looking information are based upon, among other things, current assumptions, estimates, opinions, expectations and projections of management of the Offeror as of the effective date of such statements and, in some cases, information supplied by third parties. Although the Offeror believes the opinions and expectations reflected in such forward-looking statements or forward-looking information are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those opinions and expectations will prove to have been correct or that the actual results or developments will be realized by certain specified dates or at all.

The Offeror made a number of assumptions in making forward-looking statements in the Offer to Purchase and the Circular, including the documents incorporated by reference. In particular, in making these statements, the Offeror has assumed, among other things, that the Offeror will receive the Regulatory Approvals applicable to the Offer on the timelines and in the manner currently anticipated and that the other conditions of the Offer will be satisfied on a timely basis in accordance with their terms.

Forward-looking information respecting the Offer, various terms of the Offer and the anticipated timing of certain steps or events associated with the Offer is based upon various assumptions and factors, including but not limited to, (i) the current business conditions and expectations of future business conditions and trends affecting the Offeror and Aphria, including the U.S. and Canadian economy, the cannabis and cannabidiol industry in Canada, the U.S. and elsewhere, and capital markets, and (ii) that there have been no material changes in the business, affairs, capital, prospects or assets of the Aphria. All forward-looking statements or forward-looking information in this document are qualified by these cautionary statements.

Forward-looking information concerning possible synergies and efficiencies that may be achieved upon a combination of the businesses of the Offeror and Aphria and other benefits of a combination of the businesses of the Offeror and Aphria is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this document), the financial information of Aphria available through publicly filed documents and the Offeror’s general industry knowledge and experience. Forward-looking information concerning the business and geographical diversification that may be achieved upon a combination of the businesses of the Offeror and Aphria is based upon various assumptions and factors, including (in addition to assumptions and factors noted above and elsewhere in this document) the current business conditions and expectations of future business conditions and trends affecting the Offeror and Aphria, such as the United States and Canadian economy, the cannabis industry in Canada, the United States and elsewhere, and capital markets, publicly available information concerning the location and size of various operating facilities of Aphria and the Offeror’s general industry knowledge and experience. Forward-looking information concerning the anticipated market capitalization of the Offeror following successful completion of the Offer is based upon various assumptions and factors including the current market capitalization of both the Offeror and Aphria, advice from the Offeror’s financial advisor, the absence of market disruptions that would affect the trading price of GGB Shares and/or the Aphria Shares, and the absence of material adverse changes or developments affecting the Offeror or Aphria.

Forward-looking statements or forward-looking information are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to vary materially from those expressed or implied by the forward-looking statements or forward-looking information. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. In addition to risks noted elsewhere in this document, material risks include, but are not limited to:

•	the risk that the conditions of the Offer will not be met, or met on a timely basis, or that the transaction will not be consummated for any other reason;

•	the risk that the Financing will not be completed, or will be completed on terms that are different than the terms set forth in this Offer to Purchase and Circular;

•	changes in general economic conditions in Canada, the United States and elsewhere;

•	changes in operating conditions (including changes in the regulatory environment) affecting the cannabis industry;

•	fluctuations in currency and interest rates, availability of materials and personnel; and

•

the Offeror’s ability to successfully integrate the operations of the Offeror and Aphria following completion of the Offer, including the ability to retain key Aphria personnel and renegotiate certain contracts to obtain economies of scale or other synergies.

Even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements or forward-looking information contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. You should not place undue reliance on forward-looking statements or forward-looking information, which are based on the information available as of the date of this Offer to Purchase and Circular.

Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements or forward-looking information in this document and various documents incorporated by reference herein. For a discussion regarding such risks, see, in particular, the sections of the Circular entitled “Purpose of the Offer and Plans for Aphria”, “Certain Information Concerning Securities of the Offeror”, “Regulatory Matters” and “Risk Factors”, as well as the information contained under the heading “Risk Factors” in each of the documents incorporated by reference herein.

The Offeror cautions you that the risks described or referenced in this section are not the only ones that could affect the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the receipt of the Regulatory Approvals, the satisfaction or waiver by the Offeror of any of the conditions of the Offer, the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. Except as otherwise indicated by the Offeror, forward-looking statements or forward-looking information do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after January 22, 2019. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. The Offeror, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about the Offeror and the Offer and its anticipated impacts.

The Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statements or forward-looking information, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable Securities Laws.

CURRENCY

All currency amounts expressed herein, unless indicated otherwise, are expressed in Canadian Dollars. On January 21, 2019 the exchange rate published by the Bank of Canada was USD$1.00 = $1.3297. The foregoing rate may differ from the actual rates used in the preparation of the financial statements and other financial data appearing in this Offer to Purchase and Circular. The inclusion of this exchange rate is not meant to suggest that the Canadian dollar amounts actually represent such U.S. dollar amounts or that such amounts could have been converted into U.S. dollars at any particular rate, if at all.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta, Ontario, Québec, and Nova Scotia, and files its continuous disclosure documents with applicable Securities Regulatory Authorities therein. Such documents are available on SEDAR under the Offeror’s profile at www.sedar.com.

NON-IFRS MEASURES

This Offer to Purchase, Circular, and the documents incorporated by reference herein contain references to certain financial measures that are not defined under the generally accepted accounting principles applicable to the Offeror, being IFRS.

These non-IFRS financial measures are “EBITDA”, “TEV / EBITDA”, and “TEV / 2020E EBITDA”.

The Offeror uses these non-IFRS financial measures to provide investors with supplemental measures of its operating and financial performance (or expected operating and financial performance), as they highlight trends in the Offeror’s core business that may not otherwise be apparent when one relies solely on IFRS measures. The Offeror believes certain investors may also use this information to assess the Offeror’s performance and determine the Offeror’s ability to generate cash flow.

The Offeror defines these non-IFRS financial measures as follows:

•

“EBITDA” is defined as net income (loss), plus (minus) income taxes (recovery) plus (minus) finance income, net, plus amortization, plus share-based compensation, plus (minus) non-cash fair value adjustments on sale of inventory and on growth of biological assets, plus impairment of intangible assets, plus transaction costs, plus (minus) loss (gain) on disposal of capital assets, plus (minus) loss (gain) on foreign exchange, plus (minus) loss (gain) on marketable securities, plus (minus) loss (gain) from equity investee, minus deferred gain on sale of intellectual property, plus (minus) loss (gain) on dilution of ownership in equity investee, plus (minus) unrealized loss (gain) on convertible notes receivable, plus (minus) loss (gain) on long-term investments and certain one-time non-operating expenses, as determined by management. The Offeror believes this measure provides useful information as it is a commonly used measure in the capital markets and as it is a close proxy for repeatable cash generated by operations.

•

“TEV / EBITDA” is defined as total enterprise value divided by EBITDA for the period stated, where total enterprise value is calculated as of the stated date, and where EBITDA is calculated in accordance with the following: (i) for GGB, the definition of EBITDA herein; and (ii) for all other companies, analysts’ consensus estimates.

•

“TEV / 2020E EBITDA” is defined as total enterprise value divided by EBITDA in the year 2020, where total enterprise value is calculated as of the stated date, and where EBITDA is calculated in accordance with the following: (i) for GGB, the definition of EBITDA herein; and (ii) for all other companies, analysts’ consensus estimates.

These non-IFRS financial measures do not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. As such, non-IFRS financial measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS financial measures are not necessarily indicative of, and should not be construed as alternatives to, other earnings measures determined in accordance with IFRS.

NOTICE REGARDING APHRIA INFORMATION

Except as otherwise indicated herein, the information concerning Aphria contained in this document has been taken from, or is based upon, publicly available information filed by Aphria with various Securities Regulatory Authorities in Canada and other public sources available as of January 21, 2019. As of the date of this Offer to Purchase and Circular, the Offeror has not had access to the non-public books and records of Aphria and the Offeror is not in a position to independently assess or verify certain of the information in Aphria’s publicly filed documents, including its financial statements. Aphria has not reviewed this document and has not confirmed the accuracy and completeness of the information concerning Aphria contained herein. While the Offeror has no reason to believe that such information is inaccurate or incomplete, the Offeror has no means of verifying the accuracy or completeness of any information contained herein that is derived from publicly available information regarding Aphria or whether there has been any failure by Aphria to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither the Offeror, nor any of the directors or officers of the Offeror, assumes any responsibility for the accuracy or completeness of such information or any failure by Aphria to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror or such persons.

TABLE OF CONTENTS

NOTICE REGARDING APHRIA INFORMATION	xxii
SUMMARY	1
OFFER TO PURCHASE	9

1. THE OFFER	9
2. TIME FOR ACCEPTANCE	10
3. MANNER OF ACCEPTANCE	10
4. CONDITIONS OF THE OFFER	15
5. ACCELERATION, EXTENSION AND VARIATION OF THE OFFER	20
6. WITHDRAWAL OF DEPOSITED APHRIA SHARES	23
7. PAYMENT FOR DEPOSITED APHRIA SHARES	24
8. RETURN OF DEPOSITED APHRIA SHARES	25
9. MAIL SERVICE INTERRUPTION	25
10. CHANGES IN CAPITALIZATION, DIVIDENDS AND DISTRIBUTIONS	26
11. NOTICES AND DELIVERY	26
12. MARKET PURCHASES AND SALES OF APHRIA SHARES	27
13. OTHER TERMS OF THE OFFER	28

TAKE-OVER BID CIRCULAR	29

1. THE OFFEROR	29
2. CERTAIN INFORMATION CONCERNING SECURITIES OF THE OFFEROR	29
3. DOCUMENTS INCORPORATED BY REFERENCE AND FURTHER INFORMATION	32
4. APHRIA INC.	34
5. CERTAIN INFORMATION CONCERNING SECURITIES OF APHRIA	35
6. BACKGROUND TO THE OFFER	36
7. REASONS TO ACCEPT THE OFFER	40
8. PURPOSE OF THE OFFER AND PLANS FOR APHRIA	43
9. FINANCING	44
10. TREATMENT OF CONVERTIBLE SECURITIES	45
11. FRACTIONAL SHARES	45
12. BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES OF APHRIA	45
13. COMMITMENTS TO ACQUIRE APHRIA SHARES	47
14. ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS; OTHER BENEFITS TO INSIDERS, AFFILIATES AND ASSOCIATES	47
15. EFFECT OF THE OFFER	47
16. ACQUISITION OF APHRIA SHARES NOT DEPOSITED UNDER THE OFFER	47
17. UNAUDITED CONDENSED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS	51
18. CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	51

19. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	59
20. OFFEREES’ STATUTORY RIGHTS	67
21. MATERIAL CHANGES AND OTHER INFORMATION	67
22. REGULATORY MATTERS	67
23. DEPOSITARY AND INFORMATION AGENT	69
24. FINANCIAL ADVISOR, DEALER MANAGER AND SOLICITING DEALER GROUP	69
25. EXPENSES OF THE OFFER	70
26. BENEFITS FROM THE OFFER	70
27. EXPERTS	70
28. LEGAL MATTERS	70
29. RISK FACTORS	70
30. DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	76
31. EXEMPTION FROM NATIONAL INSTRUMENTS	76
32. DIRECTORS’ APPROVAL	77

GLOSSARY	78

CONSENT OF NORTON ROSE FULBRIGHT CANADA LLP	87

CERTIFICATE OF GREEN GROWTH BRANDS INC.	88

ANNEX A – UNAUDITED CONDENSED CONSOLIDATED PRO FORMAFINANCIAL STATEMENTS	A-1

SUMMARY

The following are some of the questions you, as an Aphria Shareholder, may have about the Offer and the Offeror’s answers to those questions. The following is a summary only and is qualified by the detailed provisions contained elsewhere in this Offer to Purchase and Circular. Certain capitalized words and terms used in this Summary are defined in the Glossary. Aphria Shareholders are urged to read this Offer to Purchase and Circular in their entirety.

Who is offering to buy the Aphria Shares?

The Offeror, Green Growth Brands Inc., is making the Offer to purchase the Aphria Shares. See Section 1 of the Circular, “The Offeror”.

The GGB Shares trade on the CSE under the symbol “GGB” and on the OTCQB under the symbol “GGBXF”.

What is the Offer?

Pursuant to the Offer, Aphria Shareholders who tender their Aphria Shares to the Offer (including any Aphria Shares that may become issued and outstanding after the date of the Offer but before 5:00 p.m. (Toronto time) on May 9, 2019 (the “Expiry Time”) upon the conversion, exchange or exercise of any Convertible Securities) will receive 1.5714 GGB Shares in exchange for each Aphria Share (the “Offer Consideration”).

Why should I accept the Offer?

The Offeror believes that the consideration offered for your Aphria Shares is a full and fair price and provides a unique opportunity for the Aphria Shareholders to retain equity exposure to the cannabis industry through an ownership interest in the Offeror. While Aphria Shareholders may be discouraged by recent events and have seen their investment significantly impacted, they should be aware of the immediate benefits of the Offer and reasons to tender:

•

Based on the closing price of $5.99 per GGB Share on the CSE as of January 21, 2019, the last trading day prior to the date of this Offer to Purchase and Circular, the implied Offer Consideration would be $9.41 per Aphria Share (being a 24.5% premium over the Aphria Shares’ closing price of $7.56 on the TSX on December 24, 2018, the last trading day prior to GGB’s public announcement of its intention to launch the Offer, and 24.9% over the volume weighted average price of $7.5328 of the Aphria Shares on the TSX for the last ten (10) trading days ended December 24, 2018). Based on the closing price of $4.25 per GGB Share on the CSE on December 24, 2018, the implied Offer Consideration would be $6.68 per Aphria Share. See Section 29 of the Circular, “Risk Factors”.

•	Aphria Shareholders will have a meaningful ownership position of approximately 60% in the combined company.

•	Aphria Shareholders will be part of an organization which is poised for further growth in the significantly larger U.S. market, with much greater long-term value potential.

•	There is potential for further downward pressure on the market price of the Aphria Shares if the Offer is not accepted.

See Section 7 of the Circular, “Reasons to Accept the Offer”.

What is the strategic rationale for the combination?

The Offeror believes that the combination of the two companies is extremely compelling, in the best interest of all shareholders, and is the fastest way to create significant value for shareholders of both companies. The combined company is expected to:

•

Create an Unparalleled North American Player with a Developing International Presence. Aphria has a large market position in Canada and supply agreements with all provinces and Yukon territory, as well as strong strategic partnerships establishing wholesale supply agreements. Aphria has established operations in federally-legalized foreign jurisdictions, including Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, and Paraguay, and maintains an option for entry into Brazil. GGB operates vertically integrated cannabis operations including cultivation, manufacturing and retail assets in Nevada, was recently awarded seven incremental provisional retail cannabis dispensary licenses in Nevada, and has agreed to acquire Just Healthy LLC, which holds provisional certificates of registration for a registered medical marijuana dispensary and will, as a condition of closing, own an option to purchase land for a cultivation and processing site in Northampton, Massachusetts. GGB also holds an irrevocable option to purchase Henderson Organic Remedies LLC (“Henderson Organic”), which operates a second The+Source location in Henderson, Nevada, subject to certain local regulatory changes and approvals. Further, through its consumer-focused line of cannabidiol (“CBD”) products, GGB’s long term goal is to establish a presence in each U.S. state where the sale of cannabis and CBD is not inconsistent with applicable Law. Together, the combined company is expected to have a strong foundation, extensive retail relationships and infrastructure to capture significant future growth as international markets evolve.

•

Increase Scale and Footprint, While Creating the Preeminent U.S. Consolidator. The combined company will be one of the largest U.S. cannabis operators by market capitalization and the only North American-wide cannabis operator at significant scale. Given the combined company’s increased size, both Aphria and GGB shareholders should benefit from a trading multiple expansion. The benefits of scale are expected in both Canada and the U.S. when examining trading metrics for comparable companies with similar market capitalization.

•

Combine Aphria’s Cultivation and Production Capacity with GGB’s Retail Strength. The combined company will marry Aphria’s low-cost cultivation and near-term production capacity with GGB’s vast retail know-how to capture market share. Aphria’s current cash cost per gram is $1.76 and it projects annual capacity of over 250,000 kg by early 2019. GGB’s strong management team has a proven track record of delivering at the retail level and already operates or has licensing agreements in place with dispensaries in Nevada. In addition, GGB was recently awarded seven incremental provisional retail cannabis dispensary licenses in Nevada. Following expected receipt of regulatory approvals for the proposed acquisitions of Just Healthy LLC and Henderson Organic, as well as a cultivation facility in Pahrump, Nevada, and when such acquisitions are combined with GGB’s current operations, GGB is expected to generate total revenue from the cannabis business of over USD$300 million by the end of 2020.

•

Benefit from Transformational Cannabis-Related Regulatory Changes in the World’s Largest Cannabis Market. GGB is in the process of rolling out a consumer-focused line of CBD-infused personal care products, including topicals and balms, and is well positioned to benefit from further expected pro-cannabis U.S. regulation. On January 10, 2019, GGB announced an agreement with DSW, Inc. (“DSW”) to sell CBD-infused personal care products at 96 U.S.-based DSW stores, with an initial agreement for approximately 55,000 units. GGB is also partnering with additional retailers to sell CBD personal care products in U.S. states where the sale of cannabis and CBD is not inconsistent with applicable Law. Further, GGB is working with multiple large developers who represent a network of malls to launch kiosks in prime locations throughout the U.S. in states where the sale of cannabis and CBD is not inconsistent with applicable Law. By leveraging its CBD business in these prime locations, as well as through e-commerce, GGB expects to generate revenue from the CBD business of over USD$200 million by the end of 2020.

•

Unite Best-in-Class Management Teams: Aphria’s Pharmaceutical and Greenhouse Operational Experience and GGB’s Proven Retail Expertise. Aphria’s team, many of whom the Offeror hopes to retain following the successful completion of the Offer, is comprised of veterans in the greenhouse industry and proven operators of large pharmaceutical companies. GGB’s management has held senior positions at a number of well-known retailers including DSW, American Eagle Outfitters, and Bath & Body Works.

See also Section 7 of the Circular, “Reasons to Accept the Offer”.

How long do I have to accept the Offer?

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Toronto time) on May 9, 2019, unless the deposit period for the Offer is accelerated or extended by the Offeror, or the Offer is withdrawn by the Offeror. See Section 2 of the Offer to Purchase, “Time for Acceptance”. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Securities Laws, at the election of the Offeror as a result of actions that may be taken by Aphria. See Section 5 of the Offer to Purchase, “Acceleration, Extension and Variation of the Offer”.

How do I deposit my Aphria Shares?

You can deposit your Aphria Shares in one of the following three ways:

(a)

If you are an Aphria Shareholder who holds physical certificate(s) or DRS Statement(s) for Aphria Shares in your name (a “Registered Aphria Shareholder”), then in order to accept the Offer, you must deposit the certificate(s) representing your Aphria Shares, together with the originally signed Letter of Transmittal (printed on yellow paper or use a copy of the form), and deposit the originally signed Letter of Transmittal, properly completed and duly executed, at or prior to the Expiry Time, at the office of the Depositary and Information Agent specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal which accompanies this Offer to Purchase and Circular;

(b)

If you hold Aphria Shares in nominee form (e.g. in a brokerage account), you should contact your investment advisor, broker, bank, trust company or other nominee to deposit your Aphria Shares if you wish to accept the Offer. Shares held in nominee form may be deposited pursuant to the procedure for Book-based Transfer if applicable. Nominees will likely establish tendering cut-off times that are prior to the Expiry Time. Please contact your nominee to ensure your instructions are received prior to their deadline; and

(c)

If you are unable to deliver any required document or instrument to the Depositary and Information Agent by the Expiry Time, you may obtain additional time to do so by having a broker, a bank or other fiduciary that is an Eligible Institution guarantee that the missing items will be received by the Depositary and Information Agent by 5:00 p.m. (Toronto time) on the second trading day on the CSE after the Expiry Time. You may use the Notice of Guaranteed Delivery (printed on green paper), which has been enclosed with the Offer for this purpose. Brokers, nominees and CDS or DTC participants may also follow LOG options. For the deposit to be valid, however, the Depositary and Information Agent must receive the missing items by 5:00 p.m. (Toronto time) on the second trading day on the CSE after the Expiry Time, either through physical means or LOG guaranteed delivery procedures. The procedures for guaranteed delivery are set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Participants of CDS or DTC should contact the Depositary and Information Agent with respect to the deposit of their Aphria Shares under the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing such Aphria Shares under the terms of the Offer.

See Section 3 of the Offer to Purchase, “Manner of Acceptance” for more details on how to deposit Aphria Shares.

What securities are being sought in the Offer?

The Offer is made only for Aphria Shares and is not made for any Convertible Securities, which term includes stock options and warrants.

I hold options or warrants. Can I deposit these options or warrants to the Offer?

No. If you hold options, warrants or other Convertible Securities and wish to accept the Offer, you should exercise your rights to acquire Aphria Shares and deposit the resulting Aphria Shares in response to the Offer. Any such exercise must be made sufficiently in advance of the Expiry Time to ensure that Aphria Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Will fractional shares be issued in the Offer?

No. In no event will any Aphria Shareholder be entitled to a fractional GGB Share. Where the aggregate number of GGB Shares to be issued to an Aphria Shareholder as consideration under the Offer would result in a fraction of GGB Shares being issuable, the number of GGB Shares to be received by such Aphria Shareholder shall be either rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole number of GGB Shares without any additional payment in lieu thereof.

What does the board of directors of Aphria think of the Offer?

Under Canadian Securities Laws, a directors’ circular must be prepared by the board of directors of Aphria and sent to Aphria Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either: (i) a recommendation to accept or reject the Offer, and the reasons for the board of directors’ recommendation, or a statement that the board of directors is unable to make or is not making a recommendation, (ii) if no recommendation is made, the reasons for not making a recommendation; or (iii) a statement that the board of directors is considering the Offer and advising Aphria Shareholders not to deposit their Aphria Shares under the Offer until they receive further information from the board, provided that the board of directors must communicate to Aphria Shareholders a recommendation to accept or reject the Offer or the decision that it is unable to make, or is not making, a recommendation, together with the reasons for the recommendation or decision, at least seven (7) days before the scheduled expiry of the initial deposit period. See Section 6 of the Circular, “Background to the Offer” for a description of the proposals made by the Offeror to the board of directors of Aphria and the lack of action by the board of Aphria with respect to such proposals.

What are the most significant conditions of the Offer?

The Offer is subject to certain conditions, including, among other things:

(a)

more than 66 2⁄3% of the Aphria Shares (calculated on a Fully-Diluted Basis) held by Aphria Shareholders who are not Interested Aphria Shareholders, having been validly tendered to the Offer and not validly withdrawn (the “Minimum Tender Condition”);

(b)

the Regulatory Approvals and all other third party approvals, licenses, permits, authorizations and clearances considered necessary or reasonably appropriate by the Offeror in relation to the Offer and the operation of the combined company having been obtained on terms satisfactory to the Offeror in its sole judgment;

(c)

there being no legal prohibition against GGB making the Offer or taking up and paying for the Aphria Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer;

(d)	the Registration Statement having become effective under the U.S. Securities Act and not becoming subject to a stop order or a proceeding seeking a stop order;

(e)

Aphria having not adopted or implemented a shareholder rights plan or taken any other action that provides rights to the Aphria Shareholders to purchase any securities of Aphria as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)

except to the extent publicly disclosed in a filing with a Securities Regulatory Authority prior to December 28, 2018, neither Aphria nor its subsidiaries having amended, or proposed or authorized any amendment to, their respective articles or bylaws (or other similar organizational documents);

(g)

neither Aphria, nor any of its affiliates or subsidiaries, nor any other person having taken any action or authorized, recommended, proposed or announced an intention to take any action: (i) that has had or could have the effect (as determined by the Offeror in its sole judgment) of impairing the ability of the Offeror to acquire Aphria Shares, diminishing in any respect the expected economic value to the Offeror of the acquisition of Aphria, or making the acquisition of Aphria more costly in any material respect to the Offeror, or (ii) that would (as determined by the Offeror in its sole judgement) make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Aphria Shares deposited under the Offer or to complete any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer;

(h)	there not existing and not having occurred or been publicly disclosed since December 28, 2018 (in the sole judgment of the Offeror) any material adverse change in respect of Aphria;

(i)

Aphria and its affiliates having conducted their respective businesses in the ordinary course of business consistent with past practice at all times on or after December 28, 2018 and prior to the Expiry Time;

(j)

the Offeror not becoming aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement made not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Aphria or any of its subsidiaries with any of the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere or with any other Governmental Entity anywhere in the world;

(k)	the Offeror having obtained the approval of its shareholders to issue the GGB Shares pursuant to the Offer in accordance with the policies of the CSE;

(l)

the Offeror not becoming aware of any information corroborating in any material respect the statements contained in the December 3, 2018 report of Hindenburg Research and Quintessential Capital Management entitled “Aphria: A Shell Game with a Cannabis Business on the Side” (the “Report”); and

(m)

the statutory minimum condition of 50% of the Aphria Shares having been validly tendered to the Offer and not validly withdrawn, excluding Aphria Shares held by or over which control or direction is exercised by GGB or any person acting jointly or in concert with GGB (which condition cannot be waived) (the “Statutory Minimum Condition”).

The consummation of the Financing on the terms set forth herein is not a condition to the Offer, and there is no other financing condition to the Offer. See Section 4 of the Offer to Purchase, “Conditions of the Offer” for additional conditions of the Offer, as well as a more detailed description of the conditions of the Offer.

Does the Offeror own any Aphria Shares?

Yes, the Offeror has purchased 3,000,000 Aphria Shares in the open market and may purchase up to an additional 5% of the Aphria Shares in the aggregate. Aphria Shareholders should thus be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Aphria Shares as permitted by applicable Law. For details and conditions and regarding such purchases, please see Section 12 of the Offer to Purchase, “Market Purchases and Sales of Aphria Shares”.

What will happen if the conditions of the Offer are not satisfied?

If the conditions of the Offer are not satisfied or waived by the Offeror, the Offeror will not be obligated to take up, accept for payment or pay for any Aphria Shares tendered to the Offer, and may terminate and withdraw the Offer prior to the Expiry Time if the conditions of the Offer become incapable of being satisfied.

Do I have dissent or appraisal rights in connection with the Offer?

No. Aphria Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Aphria Shareholders who do not tender their Aphria Shares to the Offer may have rights of dissent in the event the Offeror acquires their Aphria Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

Will I have to pay any fees or commissions to deposit my Aphria Shares?

No. Aphria Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent (including through a book-entry transfer) or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, broker, bank, trust company or other intermediary through whom you own your Aphria Shares may charge a fee to tender any such Aphria Shares on your behalf. You should consult your investment advisor, broker, bank, trust company or other intermediary to determine whether other charges will apply.

How long do I have to withdraw any previously deposited Aphria Shares?

Aphria Shares deposited under the Offer may be withdrawn at any time if the Aphria Shares have not been taken up by the Offeror and in the other circumstances described in Section 6 of the Offer to Purchase, “Withdrawal of Deposited Aphria Shares”.

Can the Offeror extend the Offer?

Yes. The Offeror may elect, in its sole discretion, to extend the Offer from time to time.

In accordance with applicable Law, if the Offeror is obligated to take up the Aphria Shares deposited at the expiry of the initial deposit period, it will extend the period during which Aphria Shares may be deposited under the Offer for a 10-day Mandatory Extension Period following the expiry of the initial deposit period and may extend the deposit period after such 10-day Mandatory Extension Period for one or more Optional Extension Periods. If the Offeror extends the Offer, it will notify the Depositary and Information Agent and publicly announce such extension and, if required by applicable Law, mail you a copy of the notice of variation. See Section 5 of the Offer to Purchase, “Acceleration, Extension and Variation of the Offer”.

When will the Offeror take up and pay for Aphria Shares deposited under the Offer?

Assuming all of the conditions of the Offer (including the Statutory Minimum Condition) are either met or, if applicable, waived at or prior to the Expiry Time, the Offeror will promptly take up Aphria Shares validly deposited under the Offer and not validly withdrawn. Any Aphria Shares will be taken up immediately after the initial deposit period for the Offer, and the Offeror will issue GGB Shares as consideration for Aphria Shares taken up as soon as possible but in any event not later than three (3) business days after taking up such Aphria Shares. The Offeror will take up and pay for Aphria Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period not later than ten (10) days after such deposit. In each case, share certificates, DRS Statements or other evidence of the GGB Shares issued as consideration for the Aphria Shares will be provided as soon as practicable thereafter. See Section 7 of the Offer to Purchase, “Payment for Deposited Aphria Shares”.

How will Aphria Shareholders be taxed for Canadian federal income tax purposes?

Subject to the qualifications noted in the Circular, if you are a resident of Canada and hold your Aphria Shares as capital property and you exchange your Aphria Shares under the Offer, you generally will not realize a capital gain

(or capital loss) in respect of the exchange unless you choose to report the gain (or loss) in your Canadian tax return for the year in which the exchange occurred.

Similarly, if you are not a resident of Canada and hold your Aphria Shares as capital property and you exchange such Aphria Shares under the Offer, you generally will not realize a capital gain (or capital loss) in respect of the exchange unless you choose to report such gain (or loss) in a Canadian tax return for the year in which the exchange occurred. In addition, if you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Aphria Shares under the Offer unless your Aphria Shares are held or deemed to be held as “taxable Canadian property”.

The foregoing is a brief summary of certain Canadian federal income tax consequences only, and is qualified by the description of Canadian federal income tax considerations set out in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Aphria Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Aphria Shares under the Offer or a disposition of Aphria Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of options, warrants or other Convertible Securities are not addressed in this summary or in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and all such holders should also consult their own tax advisors.

How will U.S. Holders of Aphria Shares be taxed for U.S. federal income tax purposes?

Subject to the qualifications noted in the Circular and to the passive foreign investment company rules discussed below, a U.S. Holder (as defined in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”) who holds Aphria Shares as a capital asset will not recognize gain or loss on the exchange of its Aphria Shares for GGB Shares pursuant to the Offer if the exchange constitutes a tax-deferred reorganization under Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). Instead, the U.S. Holder will carry over its tax basis and its holding period in the Aphria Shares surrendered to the GGB Shares received.

If the exchange does not qualify as a tax-deferred reorganization, then, subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize a capital gain or loss on the exchange, equal to the difference between the U.S. Holder’s tax basis in the Aphria Shares surrendered and the fair market value of the GGB Shares received. The gain or loss will be long-term gain (and subject to a reduced tax rate) or long-term loss if the Aphria Shares have been held for more than one year at the time of the closing of the Offer; otherwise it will be short-term gain (taxable as ordinary income) or short-term loss.

If Aphria were to constitute a passive foreign investment company for any taxable year during which a U.S. Holder held Aphria Shares, then special rules will apply to U.S. Holders. Under these rules, U.S. Holders may recognize a gain on the exchange even if the exchange qualifies as a tax-deferred reorganization, and that gain will be taxed at ordinary income tax rates and may be subject to interest, as well. A U.S. Holder that realizes a loss on the exchange would only be able to recognize that loss if the exchange does not qualify as a tax-deferred reorganization.

The foregoing is a brief summary of certain U.S. federal income tax consequences only, and is qualified by the description of United States federal income tax considerations set out in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Aphria Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Aphria Shares under the Offer or a disposition of Aphria Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction. Holders of options, warrants or other Convertible Securities are not addressed in this summary or in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”, and all such holders should also consult their own tax advisors.

Is GGB’s financial condition relevant to my decision to tender my Aphria Shares to the Offer?

Yes. As GGB Shares will be issued to Aphria Shareholders who validly tender their Aphria Shares, you should consider GGB’s financial condition before you decide to tender your Aphria Shares to the Offer. In considering GGB’s financial condition, you should review the documents included and incorporated by reference in this Offer to Purchase and Circular as they contain detailed business, financial and other information about the Offeror. See also Section 17 of the Circular, “Unaudited Condensed Consolidated Pro Forma Financial Statements”, Section 29 of the

Circular, “Risk Factors”, and the Unaudited Condensed Consolidated Pro Forma Financial Statements of the combined company attached hereto as Annex A.

Will Aphria continue as a public company?

If, as a result of the Offer and any subsequent transaction, the number of Aphria Shareholders is sufficiently reduced, then to the extent permitted under applicable Law, the Offeror intends to cause Aphria to apply to the TSX and the NYSE to delist the Aphria Shares from both stock exchanges as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable Law, to cause Aphria to cease to be a reporting issuer (or equivalent) in Canada and the United States. The rules and regulations of the TSX and NYSE could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Aphria Shares from such exchanges. See Section 8 of the Circular, “Purpose of the Offer and Plans for Aphria” and Section 15 of the Circular, “Effect of the Offer”.

What will Aphria’s representation be in the combined company?

Upon completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction, and assuming completion of the Financing, Aphria Shareholders will have a meaningful ownership position of approximately 60% in the combined company, and GGB shareholders will represent approximately 40%. In the event the Financing is not completed, Aphria Shareholders will have an ownership position of approximately 64% in the combined company, and GGB shareholders will represent approximately 36%. See Section 9 of the Circular, “Financing” and Section 29 of the Circular, “Risk Factors”.

If the Offer is successful, it is anticipated that the board of directors of Aphria will promptly be replaced by nominees of the Offeror. Management of the Offeror would look to engage with Aphria management (which may include its directors) in an effort to retain those members of the Aphria management team who are aligned with the culture and strategy of the Offeror to assist with the future growth and development of the combined company. See Section 8 of the Circular, “Purpose of the Offer and Plans for Aphria”.

Who can I talk to if I have questions about the Offer?

Questions and requests for assistance concerning the Offer should be made directly to Kingsdale at 1-866-851-3214 (Toll Free in North America) or 416-867-2272 (Collect Outside North America) or by email at contactus@kingsdaleadvisors.com, or using the additional contact details on the back page of this document.

OFFER TO PURCHASE

The accompanying Circular is incorporated into and forms part of this Offer to Purchase and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in this Offer to Purchase and not otherwise defined herein, have the respective meanings ascribed to them in the Glossary of this document unless the context otherwise requires.

January 22, 2019

TO: THE HOLDERS OF COMMON SHARES OF APHRIA INC.

1.	The Offer

Pursuant to the Offer, Aphria Shareholders who tender their Aphria Shares to the Offer (including any Aphria Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time, being 5:00 p.m. (Toronto time) on May 9, 2019, upon the conversion, exchange or exercise of any Convertible Securities) will receive 1.5714 GGB Shares in exchange for each Aphria Share.

Based on the closing price of $5.99 per GGB Share on the CSE as of January 21, 2019, the last trading day prior to the date of this Offer to Purchase and Circular, the implied Offer Consideration would be $9.41 per Aphria Share (being a 24.5% premium over the Aphria Shares’ closing price of $7.56 on the TSX on December 24, 2018, the last trading day prior to GGB’s public announcement of its intention to launch the Offer, and 24.9% over the volume weighted average price of $7.5328 of the Aphria Shares on the TSX for the last ten (10) trading days ended December 24, 2018). Based on the closing price of $4.25 per GGB Share on the CSE on December 24, 2018, the implied Offer Consideration would be $6.68 per Aphria Share. See Section 29 of the Circular, “Risk Factors”.

The number of GGB Shares to be issued in exchange for each Aphria Share under the Offer will not be adjusted to reflect any change in the market value of GGB Shares that may occur prior to the time of the take up of Aphria Shares under the Offer. Accordingly, there can be no assurance of what the value of a GGB Share will be at the time of the take up of the Aphria Shares under the Offer.

The Offer is made only for Aphria Shares and is not made for any Convertible Securities, which term includes options and warrants. Any holder of Convertible Securities who wishes to accept the Offer must exercise such rights in order to obtain certificate(s) or DRS Statement(s) representing Aphria Shares and then deposit those Aphria Shares under the Offer. Any such exercise must be made sufficiently in advance of the Expiry Time to ensure that Aphria Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of this Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”. If any holder of Convertible Securities does not exercise such Convertible Securities prior to the Expiry Time, such Convertible Securities may remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to time of expiry, vesting schedule, exercise price, and rights following a takeover bid (such as the Offer). The tax consequences to holders of Convertible Securities of exercising or not exercising their Convertibles Securities are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult with their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Convertible Securities.

The Offeror intends to submit an application to list the GGB Shares that may be distributed to Aphria Shareholders in connection with the Offer on the CSE. Listing of the GGB Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the CSE, and the CSE’s approval of the Offer and the transactions contemplated thereby.

The obligation of the Offeror to take up and pay for Aphria Shares pursuant to the Offer is subject to certain conditions. See Section 4 of this Offer to Purchase, “Conditions of the Offer”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Aphria Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Aphria Shareholders in any such jurisdiction.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of which are incorporated into and form part of this Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.	Time for Acceptance

The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Toronto time) on May 9, 2019, unless the deposit period for the Offer is accelerated or extended by the Offeror, or withdrawn by the Offeror. The deposit period under the Offer may be shortened in certain circumstances, in accordance with applicable Securities Laws, at the election of the Offeror as a result of actions that may be taken by Aphria. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 35 days or 20 business days, whichever is longer, following the date of the Offer. In connection with the Offer, the Offeror obtained an exemption from the Autorité des marchés financiers (the “AMF”) to permit the Offeror to file French versions of the documents incorporated by reference into the Circular as soon as possible following the filing of the Circular but by no later than January 28, 2019. The Offeror expects to file French versions of all documents incorporated by reference within such time period.

If the Statutory Minimum Condition is satisfied and the other conditions of the Offer are satisfied or waived by the Offeror at the expiry of the initial deposit period under the Offer and the Offeror takes up the Aphria Shares deposited under the Offer, the Offeror will make a public announcement confirming those matters and extend the period during which Aphria Shares may be deposited and tendered to the Offer for a period of not less than ten (10) calendar days after the date of such announcement. See Section 5 of this Offer to Purchase, “Acceleration, Extension and Variation of the Offer”.

3.	Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by registered holders of the Aphria Shares by delivering the following documents to the Depositary and Information Agent at the office listed in the Letter of Transmittal accompanying the Offer so as to arrive there not later than the Expiry Time:

(a)	the certificate(s) or DRS Statement(s) representing the Aphria Shares, in respect of which the Offer is being accepted;

(b)

a Letter of Transmittal (printed on yellow paper) in the form accompanying this Offer to Purchase and Circular or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal including signature guaranteed if required; and

(c)	any other document required by the terms of the Offer and instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary and Information Agent has actually received these documents prior to the Expiry Time at the address for the Depositary and Information Agent noted on the Letter of Transmittal.

Signature Guarantees

Except as otherwise provided in the instructions set out in the Letter of Transmittal or as may be permitted by the Offeror, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the Aphria Shares represented by the certificate(s) or DRS Statement(s) deposited therewith, then the certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power of attorney medallion guaranteed by an Eligible Institution.

Registered Aphria Shareholders who cannot comply on a timely basis with these procedures for deposit of the certificate(s) or DRS Statement(s) representing their Aphria Shares prior to the Expiry Time may utilize the procedure for guaranteed delivery described below.

Aphria Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent (including through a book-entry transfer) or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, broker, bank, trust company or other intermediary through whom you own your Aphria Shares may charge a fee to tender any such Aphria Shares on your behalf. You should consult your investment advisor, broker, bank, trust company or other intermediary to determine whether other charges will apply.

Lost Certificates or DRS Statements

If an Aphria Shareholder has lost his/her/its certificate(s) or DRS Statement(s) representing Aphria Shares, but wishes to tender his/her/its Aphria Shares to the Offer, such Shareholder should complete the Letter of Transmittal to the extent possible and deliver it together with a letter describing the circumstances surrounding the loss to the Depositary and Information Agent. The Depositary and Information Agent and/or the transfer agent will advise the Aphria Shareholder of the steps that the Aphria Shareholder must take to obtain a replacement certificate(s) or DRS Statement(s) for his/her/its Aphria Shares. The foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate(s) or DRS Statement(s) in sufficient time to permit the Aphria Shares represented by the replacement certificate(s) or DRS Statement(s) to be deposited under the Offer at or prior to the Expiry Time.

Procedure for Book-based Transfer (CDS and DTC)

An Aphria Shareholder whose Aphria Shares are registered in the name of a bank, broker, trust company investment dealer, or other intermediary (a “Non-registered Aphria Shareholder”) need not and should not complete a Letter of Transmittal. Non-registered Aphria Shareholders should contact such intermediary directly if they wish to tender Aphria Shares to the Offer.

Certain Non-registered Aphria Shareholders whose Aphria Shares are held in the name of The Canadian Depositary for Securities Limited (“CDS”) may also accept the Offer in Canada by following the procedures for a book-based transfer (“Book-based Transfer”) established by CDS, provided that a continuation of the Book-based Transfer of such Aphria Shares through CDSX into the Depositary and Information Agent’s account at CDS is received by the Depositary and Information Agent prior to the Expiry Time. The Depositary and Information Agent has established an account at CDS for the purposes of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a Book-based Transfer of an Aphria Shareholder’s Aphria Shares by means of a Book-based Transfer that will constitute a valid tender under the Offer.

Aphria Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a Book-based Transfer of their holding into the Depositary and Information Agent’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary and Information Agent are considered as a valid tender in accordance with the terms of the Offer.

Aphria Shareholders may also accept the Offer by following the procedures for book-entry transfer established by The Depository Trust Company (“DTC”) through the ATOP system, provided that a book-entry confirmation, together with an Agent’s Message (as described below) in respect thereof or a properly completed and executed Letter of Transmittal (including signature guarantee, if required) and all other required documents, are received by the Depositary and Information Agent at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary and Information Agent has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of an Aphria Shareholder’s Aphria Shares by their intermediary into the Depositary and Information Agent’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Aphria Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof, or a Letter of Transmittal, properly completed and duly executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary and Information Agent, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary and Information Agent. Such documents or Agent’s Message should be sent to the Depositary and Information Agent.

The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Information Agent and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Aphria Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant or intermediary and that the Offeror may enforce such agreement against such participant.

Intermediaries will likely establish tendering cut-off times that are prior to the Expiry Time. As a result, Non-registered Aphria Shareholders who wish to tender their Aphria Shares to the Offer and whose Aphria Shares are held through an intermediary should promptly and carefully follow the instructions provided to them by their investment advisor, broker, bank, trust company or other intermediary.

Aphria Shareholders who cannot comply on a timely basis with these procedures for Book-based Transfer prior to the Expiry Time may utilize the procedure for guaranteed delivery described in this Section 3.

CDS and DTC will be issuing instructions to their participants as to the method of depositing such Aphria Shares under the terms of the Offer. Participants of CDS or DTC may also contact the Depositary and Information Agent with respect to the deposit of their Aphria Shares under the Offer.

In addition, Aphria Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery not later than the Expiry Time.

Procedure for Guaranteed Delivery

If an Aphria Shareholder wishes to deposit Aphria Shares pursuant to the Offer and the certificate(s) or DRS Statement(s) representing the Aphria Shares are not immediately available or the Aphria Shareholder is not able to deliver the certificate(s) or DRS Statement(s) and all other required documents to the Depositary and Information Agent at or prior to the Expiry Time, those Aphria Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying this Offer to Purchase and Circular or a facsimile thereof, properly completed and duly executed, including a guarantee by an Eligible Institution in the form specified in the Notice of Guaranteed Delivery, is received by the Depositary and Information Agent at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery, at or prior to the Expiry Time; and

(c)

the certificate(s) or DRS Statement(s) representing deposited Aphria Shares, in proper form for transfer, together with a Letter of Transmittal in the form accompanying this Offer to Purchase and Circular or a manually executed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Transmittal, are received by the Depositary and Information Agent at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery prior to 5:00 p.m. (Toronto time) on the second trading day on the CSE after the Expiry Time.

Aphria Shareholders through their respective CDS or DTC participants, who utilize CDS or DTC through a book-entry transfer (see “Procedures for Book-based Transfer” above), may also have the option of tendering the Notice of Guaranteed Delivery through CDSX or ATOP Online Letter of Guarantee (“LOG”) option (the “LOG option”). Participants tendering through LOG options in CDSX or ATOP are deemed to have completed the Notice of Guaranteed Delivery and such instructions are considered valid with the terms of the Offer.

If the securities are not available in the CDS or DTC participant’s account, by the second trading day on the CSE after the Expiry Time or as specified on the LOG option, the CDS or DTC participant may be liable for failure of delivery for the value of the full tender or parts thereof.

THE NOTICE OF GUARANTEED DELIVERY MUST BE DELIVERED BY LOG OPTION, HAND OR COURIER OR TRANSMITTED BY FACSIMILE OR MAILED TO THE DEPOSITARY AND INFORMATION AGENT AT ITS OFFICE SPECIFIED IN THE NOTICE OF GUARANTEED DELIVERY AT OR PRIOR TO THE EXPIRY TIME AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET OUT IN THE NOTICE OF GUARANTEED DELIVERY. DELIVERY OF THE NOTICE OF GUARANTEED DELIVERY AND THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING APHRIA SHARES AND ALL OTHER REQUIRED DOCUMENTS TO AN ADDRESS OR TRANSMISSION BY FACSIMILE TO A FACSIMILE NUMBER OTHER THAN THOSE SPECIFIED IN THE NOTICE OF GUARANTEED DELIVERY DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

General

In all cases, payment for Aphria Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary and Information Agent of the certificate(s) or DRS Statement(s) representing the Aphria Shares or Book-based Transfer of the Aphria Shares, a Letter of Transmittal or a facsimile thereof, properly completed and duly executed, covering those Aphria Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal and any other required documents.

The method of delivery of certificate(s) or DRS Statement(s) representing Aphria Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person depositing same. The Offeror recommends that all such documents be delivered by hand to the Depositary and Information Agent and a receipt obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Aphria Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion. Depositing Aphria Shareholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which it may be unlawful to accept under the Laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Aphria Shares. There shall be no duty or obligation on the part of the Offeror or the Depositary and Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

The Offeror also reserves the right to permit the Offer to be accepted in a manner other than that set out above.

Under no circumstance will interest accrue or any amount be paid by the Offeror or the Depositary and Information Agent by reason of any delay in making payments for Aphria Shares to any person on account of Aphria Shares accepted for payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer by accepting the Offer pursuant to the procedures set forth above, an Aphria Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Aphria Shares covered by the Letter of Transmittal delivered to the Depositary and Information Agent (the “Deposited Securities”) and in and to all rights and benefits arising from such Deposited Securities, including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 10 of this Offer to Purchase, “Changes in Capitalization, Dividends and Distributions”, but including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of an Aphria Shareholder, then: (a) the Offeror will be entitled to all rights and privileges as the owner of any such Distribution and such Distribution shall be received and held by such Aphria Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Aphria Shareholder to the Depositary and Information Agent for the account of the Offeror, accompanied by appropriate documentation of transfer (in form and substance satisfactory to the Offeror); or (b) in its sole discretion, the Offeror may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Aphria Shareholder under the Offer by deducting from the number of GGB Shares otherwise issuable by the Offeror to the Aphria Shareholder pursuant to the Offer a number of GGB Shares equal in value to the amount or value of such Distribution, as determined by the Offeror in its sole discretion.

The declaration or payment of any such Distribution or the distribution or issuance of any such securities, rights or other interests with respect to the Aphria Shares, may have tax consequences not discussed in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Aphria Shareholders should consult their own tax advisors in respect of any such Distribution.

Power of Attorney

An executed Letter of Transmittal (or in the case of Aphria Shares deposited by Book-based Transfer by the making of a Book-based Transfer) irrevocably appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Securities covered by the Letter of Transmittal or Book-based Transfer (which securities upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution, of the depositing Aphria Shareholder. The Letter of Transmittal or the making of a Book-based Transfer irrevocably authorizes all Appointees, effective on and after the date the Offeror takes up and pays for such Deposited Securities, in the name and on behalf of such Aphria Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Aphria; (b) for so long as the Purchased Securities are registered or recorded in the name of such Aphria Shareholder, to exercise any and all rights of such Aphria Shareholder, including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Aphria, to vote any or all Purchased Securities, to execute, deliver or revoke any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, revoke any such instruments, authorization or consent and to designate in such instrument, authorization or consent any person or persons as the proxy of such Aphria Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of

Aphria; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Aphria Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Aphria Shareholder; and (d) to exercise any other rights of an Aphria Shareholder of Purchased Securities.

An Aphria Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Aphria Shareholder at any time with respect to the Deposited Securities or any Distributions. The Aphria Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Securities or any Distributions by or on behalf of the depositing Aphria Shareholder, unless the Deposited Securities are not taken up and paid for under the Offer. An Aphria Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Aphria and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

An Aphria Shareholder accepting the Offer (including an Aphria Shareholder accepting the Offer by making a Book-based Transfer) covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Aphria Shareholder and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Aphria Shareholder, and all obligations of the Aphria Shareholder therein shall be binding upon the heirs, personal representatives, successors and assigns of such Aphria Shareholder.

Depositing Aphria Shareholders’ Representations and Warranties

The acceptance of the Offer pursuant to the procedures set forth above constitutes an agreement between a depositing Aphria Shareholder and the Offeror in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Aphria Shareholder that (a) the person signing the Letter of Transmittal or on whose behalf a Book-based Transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Securities and any Distributions being deposited to the Offer; (b) the Deposited Securities and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Distributions, to any other person; (c) the deposit of the Deposited Securities and Distributions complies with applicable Laws; (d) when the Deposited Securities and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others; and (e) the Aphria Shareholder is not acting for the account or benefit of a person from any jurisdiction in which the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction and is not in, or delivering the Letter of Transmittal, from, such a jurisdiction.

4.	Conditions of the Offer

Notwithstanding any other provision of the Offer, subject to applicable Law, and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer pursuant to Section 5 of this Offer to Purchase, “Acceleration, Extension and Variation of the Offer”, the Offeror will not take up, purchase or pay for any Aphria Shares unless, at the Expiry Time, being 5:00 p.m. (Toronto time) on May 9, 2019, or such earlier or later time following the expiry of the minimum statutory deposit period during which Aphria Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension after the Mandatory Extension Period, there shall have been validly deposited under the Offer and not validly withdrawn that number of Aphria Shares that constitutes more than 50% of the outstanding Aphria Shares, excluding any Aphria Shares beneficially owned, or over which control or direction is exercised, by the Offeror or by any person acting jointly or in concert with the Offeror. In the event the Statutory Minimum Condition is not satisfied, the Offeror will have the right to withdraw or terminate the Offer or to extend the period of time during which the Offer is open for acceptance. The Statutory Minimum Condition cannot be waived by the Offeror.

In addition, notwithstanding any other provision of the Offer and in addition to (and not in limitation of) the Offeror’s right to vary or change the Offer pursuant to Section 5 of this Offer to Purchase, “Acceleration, Extension and Variation of the Offer”, the Offeror shall have the right to terminate the Offer and withdraw the Offer and/or not take up, purchase or pay for any Aphria Shares tendered to the Offer, unless all of the following conditions are satisfied or waived by the Offeror prior to the Expiry Time or such earlier or later time during which Aphria Shares may be deposited under the Offer, excluding the Mandatory Extension Period or any extension after the Mandatory Extension Period:

(a)	the Minimum Tender Condition;

(b)

the Regulatory Approvals and all other third party approvals, licenses, permits, authorizations and clearances considered necessary by the Offeror in relation to the Offer, including those considered necessary or reasonably appropriate by the Offeror to operate the business of the combined company following completion of the Offer in compliance with applicable Laws, having been obtained on terms satisfactory to the Offeror in its sole judgment;

(c)

there is not any prohibition at Law existing against the Offeror making the Offer or taking up and paying for Aphria Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer;

(d)	the Registration Statement having become effective under the U.S. Securities Act and not becoming subject to a stop order or a proceeding seeking a stop order;

(e)

Aphria having not adopted or implemented a shareholder rights plan or taken any other action that provides rights to the Aphria Shareholders to purchase any securities of Aphria as a result of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(f)

except to the extent publicly disclosed in a filing with a Securities Regulatory Authority prior to December 28, 2018, neither Aphria nor its subsidiaries having declared, paid, or made, or resolved to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) on any of its securities (including any Aphria Shares);

(g)

except to the extent publicly disclosed in a filing with a Securities Regulatory Authority prior to December 28, 2018, neither Aphria nor its subsidiaries having purchased, redeemed or repaid, or proposed to purchase, redeem or repay any of its securities (including any Aphria Shares);

(h)

except to the extent publicly disclosed in a filing with a Securities Regulatory Authority prior to December 28, 2018, neither Aphria nor its subsidiaries having amended, or proposed or authorized any amendment to, their respective articles or bylaws (or other similar organizational documents);

(i)

neither Aphria, nor any of its affiliates or subsidiaries, nor any other person having taken any action or authorized, recommended, proposed or announced an intention to take any action: (i) that has had or could have the effect (as determined by the Offeror in its sole judgment) of impairing the ability of the Offeror to acquire Aphria Shares, diminishing in any respect the expected economic value to the Offeror of the acquisition of Aphria, or making the acquisition of Aphria more costly in any material respect to the Offeror, or (ii) that would (as determined by the Offeror in its sole judgement) make it inadvisable for the Offeror to proceed with the Offer, to take up and pay for Aphria Shares deposited under the Offer or to complete any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Aphria Shares not acquired under the Offer, including, without limitation, any of the following:

(i)

any sale, disposition or other dealing (or entry into any agreement with respect thereto) relating to any of the assets of Aphria or any of its affiliates, other than any sales of Aphria’s products in the ordinary course of business consistent with past practice;

(ii)

the incurrence or issuance of any debt obligations, debt securities or other liabilities, any amendment to any debt or other similar agreements, or taking any steps in the furtherance of the foregoing (including entry into any agreements relating to the foregoing), other than incurrence of immaterial debt obligations in the ordinary course of business consistent with past practice;

(iii)

the making of or committing to make any capital expenditure by Aphria or any of its affiliates, other than immaterial capital expenditures incurred in the ordinary course of business consistent with past practice;

(iv)

any change to the capitalization of Aphria or any of its subsidiaries, including, without limitation, any issuance, authorization, or proposal regarding the issuance or sale of any Aphria Shares, other securities of Aphria or Convertible Securities (other than in connection with the exercise of any Convertible Securities outstanding as of December 28, 2018, in accordance with their terms existing as of December 28, 2018);

(v)

any acquisition from a third party of material assets or securities by Aphria or any of its affiliates, any reorganization of Aphria and its affiliates, or any takeover bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Aphria or any of its subsidiaries or affiliates;

(vi)

undertaking any transaction that would prevent the Offeror obtaining, if otherwise available, a “bump” in the tax cost of the property of Aphria in accordance with paragraph 88(1)(d) of the Tax Act, or any transaction that would reduce the amount of the “bump”, if otherwise available;

(vii)

the waiving, releasing, granting, transferring or amending of any rights or liabilities under (A) any existing material contract, including those with respect to any joint ventures or material properties or projects, or (B) any other material license, lease, permit, authorization, concession, contract, agreement, instrument or other document; or

(viii)

except as may be required by Law, adopting any new, or materially amending, varying, modifying any existing, bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits, whether or not as a result of or in connection with the transactions contemplated by the Offer and the Circular;

(j)

the Offeror having determined, in its sole judgment, that no act, action, suit or proceeding shall have been taken, commenced or threatened before or by, and no judgement or order shall have been issued by, any Governmental Entity or by any elected or appointed public official or private person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in any case:

(i)

challenging the validity of the Offer or the Offeror’s ability to maintain or complete the Offer or operate the business of the combined company as the Offeror deems appropriate, in its sole discretion, after completion of the Offer;

(ii)

to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Aphria Shares or the right of the Offeror to own or exercise full rights of ownership of the Aphria Shares following completion of the Offer;

(iii)

which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Aphria Shares) were consummated, could, individually or in the aggregate, give rise to a material adverse change in respect of Aphria or the Offeror; or

(iv)

seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Aphria or any of its subsidiaries or to compel the Offeror or any of its subsidiaries to dispose of or hold separate any material portion of the business or assets of Aphria or any of its subsidiaries following completion of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(k)

the Offeror having determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since December 28, 2018 any event, effect, change, circumstance, development or occurrence that, individually or in the aggregate, constitutes a material adverse change or could give rise to a material adverse change in respect of Aphria;

(l)

each of Aphria and its subsidiaries having carried on their respective businesses in the ordinary course of business consistent with past practice at all times on or after December 28, 2018 and prior to the Expiry Time;

(m)

the Offeror not becoming aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement made not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of Aphria or any of its subsidiaries with any of the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere or with any other Governmental Entity anywhere in the world;

(n)	the Offeror having determined, in its sole judgment, that:

(i)

no material license, right, permit, franchise, indenture, instrument or agreement to which Aphria or any of its subsidiaries or affiliates is a party or by which Aphria or any of its subsidiaries or affiliates is bound would, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, be impaired or adversely affected (including as a result of any vesting or acceleration of an obligation or the performance an obligation becoming due prior to a stated date (in each case, either immediately, or after notice or passage of time or both)), if such impairment or effect, individually or in the aggregate, could constitute a material adverse change or otherwise materially reduce the value to the Offeror of the Aphria Shares it proposes to acquire under the Offer; and

(ii)

no covenant, term or condition (individually or in the aggregate) exists in any material license, right, permit, franchise, indenture, instrument or agreement to which Aphria or any of its subsidiaries or affiliates is a party or by which Aphria or any of its subsidiaries or affiliates is bound which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated could:

(A)	result in the creation or acceleration of any material liability or obligation of the Offeror, Aphria or any of their respective affiliates;

(B)

result in any default under or cause the suspension or termination of, or give rise to any right of any person to suspend or terminate, any such license, right, permit, franchise, indenture, instrument or agreement;

(C)

limit or otherwise adversely affect any material right or benefit of Aphria or any of its affiliates under, or reduce the value, in any material respect, of any such license, right, permit, franchise, indenture, instrument or agreement; or

(D)

adversely impact the ability of the Offeror to acquire, redeem or defease any Convertible Securities that have not been converted into, exchanged for or otherwise become Aphria Shares at the Expiry Time or, to complete the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(o)	the Offeror having obtained the approval of its shareholders to issue the GGB Shares pursuant to the Offer in accordance with the policies of the CSE;

(p)

neither the Offeror nor any of its affiliates having entered into a definitive agreement or an agreement in principle with Aphria providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with Aphria or for the acquisition of securities of Aphria or for the commencement of a new offer for the Aphria Shares, pursuant to which the Offeror has determined that this Offer will be terminated;

(q)

the Offeror having determined, in its sole judgment, that none of the following events or circumstances have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in Canada or the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal, provincial, territorial, or state authorities in Canada or the United States, (iii) any limitation (whether or not mandatory) by any Governmental Entity on, or other event which, in the sole judgment of the Offeror, might materially affect, the extension of credit by banks or other lending institutions, (iv) commencement of a war, armed hostilities or the occurrence of any other national or international calamity directly or indirectly involving Canada or the United States or any attack on, or outbreak or act of terrorism involving, Canada or the United States, (v) a material change in the Canadian dollar, the United States dollar or any other currency exchange rates or a suspension of, or limitation on, the markets therefor, (vi) any change in the general political, capital market, economic or financial conditions in Canada, the United States or other jurisdictions in which Aphria or its affiliates do business (including any major stock exchange indices in Canada or the United States), that could, in the sole judgment of the Offeror, have a material and negative effect on the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses, franchises, results of operations or prospects of Aphria or any of its affiliates or the trading in, or value of, Aphria Shares, (vii) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof, or (viii) any decline in the S&P/TSX Composite Index, the Dow Jones Industrial Average, the S&P Index of 500 Industrial Companies, or any other stock market index on which either Aphria or the Offeror are listed or traded at the time of the commencement of the Offer by a material amount measured from the close of business at the time of commencement of the Offer;

(r)	the Offeror having been provided with, or been given access to, in a timely manner, all non-public information relating to Aphria and its subsidiaries and affiliates, including access to management of Aphria, as has been, or may on or after the date of the Offer, be given, provided or made available by Aphria or any of its subsidiaries or affiliates to any other potential acquiror which has commenced a takeover bid or entered into a definitive agreement with Aphria or any of its subsidiaries or affiliates relating to any merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving Aphria or any of its subsidiaries or affiliates on terms and conditions which are more favourable to Aphria Shareholders from a financial point of view than the terms and conditions of the Offer, on substantially the same terms and conditions as have been imposed on or as may be imposed on any such other potential acquiror, provided that no such term or condition shall be imposed on the Offeror that would be inconsistent with, or would render the Offeror unable to make, the Offer or a revised offer, to take up and pay for any Aphria Shares deposited under the Offer or a revised offer or to complete the acquisition of the Aphria Shares pursuant to the terms of the Offer or to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction; and

(s)

the Offeror not becoming aware of any information corroborating in any material respect the statements contained in the Report, including, but not limited to, statements relating to Aphria’s business practices, operations, and financial condition, which would lead the Offeror to reasonably conclude that the statements made in the Report are materially accurate.

The foregoing conditions (other than the Statutory Minimum Condition) are for the exclusive benefit of the Offeror and may be asserted by the Offeror, at any time, regardless of the circumstances giving rise to any such condition. Except as otherwise provided below in this Section 4, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions (other than the Statutory Minimum Condition), in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be considered an ongoing right which may be asserted at any time and from time to time. If any of the conditions described above became incapable of being satisfied, whether through actions by Aphria or otherwise, the Offeror will have the right to terminate and withdraw at the Offer in its sole discretion.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, having been given to the Depositary and Information Agent at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the CSE and the Securities Regulatory Authorities, as applicable, and to the extent required by applicable Law, cause the Depositary and Information Agent as soon as is practicable thereafter to notify the Aphria Shareholders in the manner set out in Section 11 of this Offer to Purchase, “Notices and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Aphria Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the conditions set out above in this Section 4 will be final and binding on all parties.

The consummation of the Financing on the terms set forth herein is not a condition to the Offer, and there is no other financing condition to the Offer. See Section 29 of the Circular, “Risk Factors”, in particular “Risk Factors – The Offeror may not be able to complete the Financing on the terms currently contemplated, or at all”.

5.	Acceleration, Extension and Variation of the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time (as accelerated or extended by the Offeror, if applicable), subject to variation in the Offeror’s sole discretion or as set out below, unless the Offer is withdrawn by the Offeror. In addition, if the Offeror takes up any Aphria Shares under the Offer, the Offer will be extended and remain open for the deposit of Aphria Shares for not less than ten (10) days from the date on which the Aphria Shares are first taken up (the “Mandatory Extension Period”).

Subject to the limitations set out below, the Offeror reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law) to vary the terms of the Offer (including, without limitation, by extending or shortening the period during which Aphria Shares may be deposited under the Offer where permitted or required by applicable Law).

Under applicable Law, the Offeror is required to allow Aphria Shares to be deposited under the Offer for a minimum statutory deposit period of at least 105 days. The minimum statutory deposit period under the Offer may be shortened in the following circumstances, subject to a minimum deposit period of at least 35 days or 20 business days, whichever is longer, from the date of the Offer: (i) if Aphria issues a deposit period news release in respect of either the Offer or another offeror’s takeover bid that stipulates a deposit period of less than 105 days, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least the number of days from the date of the Offer as stated in the deposit period news release; (ii) if Aphria issues a news release announcing that it has agreed to enter into, or determined to effect, an Alternative Transaction; or (iii) if permitted by an order of the applicable Securities Regulatory Authorities. In these circumstances, the Offeror may vary the terms of the Offer to shorten the initial deposit period to at least 35 days from the date of the Offer. In any case, the Offeror intends to vary the terms of the Offer by shortening the minimum statutory deposit period to the shortest possible period permitted by applicable Law. In connection with the Offer, the Offeror obtained an exemption from the AMF to permit the Offeror to file French versions of the documents incorporated by reference into the Circular as soon as possible following the filing of the Circular but by no later than January 28, 2019. The Offeror expects to file French versions of all documents incorporated by reference within such time period.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, the terms of the Offer are varied (other than a variation in the terms of the Offer consisting solely of the waiver of a condition of the Offer and any extension of the Offer, other than an extension in respect of the Mandatory Extension Period, resulting from the waiver), including any reduction of the period during which securities may be deposited under the Offer pursuant to applicable Law, or any extension of the period during which securities may be deposited under the Offer pursuant to applicable Canadian Securities Laws, and whether or not such variation results from the exercise of any right contained in the Offer, the Offeror will promptly (a) issue and file a news release to the extent and in the manner required by applicable Law, and (b) send a notice of variation in the manner set out in Section 11 of this Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer is required to be sent under applicable Law and whose Aphria Shares were not taken up before the date of the variation. If there is a variation, the period during which Aphria Shares may be deposited under the Offer must not expire before ten (10) days after the date of the notice of variation. If the Offeror is required to send a notice of variation before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before ten (10) days after the date of the notice of variation, unless otherwise permitted by applicable Law, and the Offeror must not take up Aphria Shares deposited under the Offer before ten (10) days after the date of the notice of variation. In addition, the Offeror will file a copy of such notice, as required by the Securities Regulatory Authorities and the SEC, and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Aphria and the CSE. Any notice of variation of the Offer will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Toronto, Ontario. If the variation consists solely of a waiver of a condition, the Offeror will promptly issue and file a news release announcing the waiver.

In addition, notwithstanding the foregoing, if the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional offer materials and extend the Offer to the extent required by Rule 14e–1 under the U.S. Exchange Act. Under the U.S. Exchange Act, the minimum period during which an offer must remain open following material changes in the terms of such offer, other than a change in consideration offered, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. Generally, in the SEC’s view, an offer should remain open for a minimum of five (5) U.S. business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of the consideration offered, percentage of securities sought or a dealer’s soliciting fee, a minimum of ten (10) business days in the U.S. is required to allow for adequate dissemination of information to shareholders and investor response.

Accordingly, if, prior to the Expiry Time, the Offeror decreases the number of Aphria Shares being sought, increases or decreases the consideration offered pursuant to the Offer or increases or decreases a dealer’s soliciting fee, and if the Offer is scheduled to expire at any time earlier than the tenth U.S. business day from the date that notice of such increase or decrease is first published, sent or given to Aphria Shareholders, the Offer will be extended at least until the expiration of such tenth business day in the United States. The requirement to extend the Offer will not apply to the extent that the number of business days in the United States remaining between the occurrence of the change and the then scheduled Expiry Time equals or exceeds the minimum extension period that would be required because of such amendment.

If, before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular or any notice of change or notice of variation that, in either case, would reasonably be expected to affect the decision of an Aphria Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror unless it is a change in a material fact relating to the GGB Shares), the Offeror will promptly (a) issue and file a news release setting out information concerning the change to the extent and in the manner required by applicable Law, and (b) send a notice of the change in the manner set out in Section 11 of this Offer to Purchase, “Notices and Delivery”, to every person to whom the Offer was required to be sent and whose Aphria Shares were not taken up before the date of the change. If the Offeror is required to send a notice of change before the expiry of the initial deposit period, the initial deposit period for the Offer must not expire before ten (10) days after the date of the notice of change, and the Offeror must not take up Aphria Shares deposited under the Offer before ten (10) days after the date of the notice of change. In addition, the Offeror will file a copy of such notice as required by the Securities Regulatory Authorities and the SEC and will provide a copy of such notice in the manner required by applicable Law as soon as practicable thereafter to Aphria and the CSE. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary and Information Agent at its principal office in Toronto, Ontario.

During any extension or in the event of any variation of the Offer or change in information, all Aphria Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by the Offeror in accordance with the terms hereof. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by the Offeror of its rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”. Notwithstanding the foregoing, but subject to applicable Law, the Offeror may not make a variation in the terms of the Offer, other than a variation to extend the time during which Aphria Shares may be deposited under the Offer or a variation to increase the consideration for the Aphria Shares, after the Offeror becomes obligated to take up Aphria Shares deposited under the Offer. If the consideration being offered for the Aphria Shares under the Offer is increased, the increased consideration will be paid to all depositing Aphria Shareholders whose Aphria Shares are taken up under the Offer, whether or not such Aphria Shares were taken up before the increase.

Mandatory Extension Period

If the conditions of the Offer are satisfied or waived by the Offeror and the Offeror takes up the Aphria Shares deposited under the Offer, the Offeror will issue and file a news release announcing those matters and extend the period during which Aphria Shares may be deposited and tendered to the Offer for a period of not less than ten (10) calendar days after the date of such announcement. The Offeror will not amend the Offer to shorten or eliminate such Mandatory Extension Period.

A Mandatory Extension Period will constitute an extension of the Offer under Canadian Securities Laws. The Offeror’s news release (with respect to the Mandatory Extension Period), will include disclosure that the Minimum Tender Condition has been satisfied, the number of Aphria Shares validly deposited and not validly withdrawn as of the expiry of the initial deposit period and the period during which the Offer will be open for acceptance; such news release will be provided to the Depositary and Information Agent and the Offeror will cause the Depositary and Information Agent to provide, as soon as practicable thereafter, a copy of such news release in the manner set out in Section 11 of this Offer to Purchase, “Notices and Delivery” to all Aphria Shareholders that have not had their Aphria Shares taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Aphria Shareholders depositing Aphria Shares during the Mandatory Extension Period as was paid prior to the commencement of such period. The Offeror will permit the withdrawal of Aphria Shares deposited during the Mandatory Extension Period, at any time prior to the expiration of such Mandatory Extension Period; provided, however, that this right of withdrawal will not apply in respect of Aphria Shares which have been taken up and paid for by the Offeror. Subject to the foregoing sentence, the expiration time with respect to a subsequent Offer shall be 5:00 p.m. (Toronto time) on the last day of the Mandatory Extension Period, or any extension thereof.

6.	Withdrawal of Deposited Aphria Shares

Unless otherwise required or permitted by applicable Law, any Aphria Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Aphria Shareholder:

(a)	at any time before such Aphria Shares have been taken up by the Offeror pursuant to the Offer;

(b)	at any time before the expiration of ten (10) calendar days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in the Offer, which change is one that would reasonably be expected to affect the decision of an Aphria Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or of an affiliate of the Offeror) in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Aphria Shares pursuant to the Offer where the time for deposit is not extended for a period greater than ten (10) calendar days or a variation consisting solely of a waiver of a condition of the Offer), is mailed, delivered or otherwise properly communicated, but only if such deposited Aphria Shares have not been taken up by the Offeror at the time of the notice and subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or Securities Regulatory Authorities, or

(c)	at any time after three (3) business days from the date the Offeror takes up the Aphria Shares, if such Aphria Shares have not been paid for by the Offeror.

Withdrawals of Aphria Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Aphria Shareholder and must be actually received by the Depositary and Information Agent at the place of deposit of the applicable Aphria Shares within the time limits indicated above. Notice of withdrawal must (i) be an originally signed notice (no faxes or emails) that provides the Depositary and Information Agent with a written or printed copy, (ii) be signed by the person who signed the Letter of Transmittal accompanying, or the Notice of Guaranteed Delivery in respect of, the Aphria Shares which are to be withdrawn, and (iii) specify such person’s name, the number of Aphria Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Aphria Shares to be withdrawn. Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution in the same manner in a Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Aphria Shares deposited for the account of an Eligible Institution. None of the Offeror, the Depositary and Information Agent or any other person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice. The withdrawal, if duly completed, will take effect upon actual receipt by the Depositary and Information Agent of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Aphria Shares have been deposited pursuant to the procedures for Book-based Transfer, any notice of withdrawal must specify the name and number of the account at CDS or DTC to be credited with the withdrawn Aphria Shares and otherwise comply with the procedures of CDS or DTC.

A withdrawal of Aphria Shares tendered to the Offer can only be accomplished in accordance with the procedures described above in this Section 6. The withdrawal, if duly completed, will take effect only upon actual receipt by the Depositary and Information Agent of the properly completed and executed written or facsimile notice of withdrawal.

Investment advisors, brokers, banks, trust companies or other intermediaries may set deadlines for the withdrawal of Aphria Shares deposited under the Offer that are earlier than those noted above in this Section 6. Aphria Shareholders should contact their intermediary for assistance.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding on all parties. There will be no duty or obligation on the Offeror, the Depositary and Information Agent or any other person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Aphria Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Aphria Shares may be redeposited at any time at or prior to the Expiry Time by again following one of the procedures described in Section 3 of this Offer to Purchase, “Manner of Acceptance”.

If the Offeror is delayed in taking up or paying for Aphria Shares or is unable to take up or pay for Aphria Shares for any reason, then, without prejudice to the Offeror’s other rights, Aphria Shares may not be withdrawn except to the extent that depositing Aphria Shareholders are entitled to withdrawal rights as set forth in this Section 6 or pursuant to applicable Laws.

In addition to the foregoing rights of withdrawal, holders of Aphria Shares in certain provinces of Canada are entitled to statutory rights of rescission or to damages, or both, in certain circumstances. See Section 20 of the Circular, “Offerees’ Statutory Rights”. All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding.

7.	Payment for Deposited Aphria Shares

If, at the expiry of the initial deposit period, the Statutory Minimum Condition has been satisfied and all of the other conditions described in Section 4 of this Offer to Purchase, “Conditions of the Offer” have been satisfied or waived by the Offeror, the Offeror will immediately take up the Aphria Shares validly deposited under the Offer and not validly withdrawn. The Offeror will pay for Aphria Shares taken up under the Offer as soon as possible but in any event not later than three (3) business days after taking up such Aphria Shares. In accordance with applicable Law, if the Offeror is obligated to take up such Aphria Shares, the Offeror will extend the period during which Aphria Shares may be deposited under the Offer for the Mandatory Extension Period and may extend the deposit period after expiration of the mandatory 10-day extension period (“Optional Extension Periods”).

The Offeror will take up and pay for Aphria Shares deposited under the Offer during the Mandatory Extension Period and any Optional Extension Period not later than ten (10) days after such deposit. In each case, share certificates, DRS Statements or other evidence of the GGB Shares issued as consideration for the Aphria Shares will be provided as soon as practicable thereafter.

Subject to applicable Law, the Offeror expressly reserves the right in its sole discretion to delay or otherwise refrain from taking up and paying for any Aphria Shares or to terminate the Offer and not take up or pay for any Aphria Shares if any condition specified in Section 4 of this Offer to Purchase, “Conditions of the Offer”, is not satisfied or waived by the Offeror, by giving written notice thereof, or other communication confirmed in writing, to the Depositary and Information Agent at its principal office in Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Aphria Shares in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any Aphria Shares deposited under the Offer unless it simultaneously takes up and pays for all Aphria Shares then validly deposited under the Offer and not validly withdrawn.

The Offeror will be deemed to have taken up Aphria Shares validly deposited under the Offer and not validly withdrawn if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary and Information Agent to that effect.

The Offeror will pay for Aphria Shares validly deposited under the Offer and not validly withdrawn by causing Offeror’s transfer agent to issue a sufficient number of GGB Shares for transmittal to depositing Aphria Shareholders.

Settlement will be made by the Depositary and Information Agent causing the issuance of GGB Shares in the amount to which the person depositing Aphria Shares is entitled. Unless otherwise directed in the Letter of Transmittal, the GGB Shares will be issued in the name of the registered holder of the deposited Aphria Shares. Unless the person depositing Aphria Shares instructs the Depositary and Information Agent to hold the GGB Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the GGB Shares will be forwarded by first class mail, postage prepaid, to such person at the address specified in the Letter of Transmittal, or if no address is specified, the GGB Shares issuable in respect of registered Aphria Shares will be forwarded to the address of the holder as shown on the share register maintained by or on behalf of Aphria. GGB Shares mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Depositing Aphria Shareholders will not be obligated to pay any brokerage fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent. If an Aphria Shareholder owns Aphria Shares through a broker, dealer or other nominee and such nominee deposits the Aphria Shares on the Aphria Shareholder’s behalf, the nominee may charge a fee for performing this service.

No GGB Shares will be delivered to any person who is, or appears to the Offeror or the Depositary and Information Agent to be, a resident of any other foreign country unless such GGB Shares may be lawfully delivered to persons resident in such foreign country without further action by the Offeror. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Aphria Shareholders in any such jurisdiction. If the GGB Shares cannot be lawfully delivered to a person resident in a foreign country without further action, such GGB Shares will be delivered by the Depositary and Information Agent to a broker retained for the purpose of effecting a sale on behalf of such person.

8.	Return of Deposited Aphria Shares

If any deposited Aphria Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, certificate(s) or DRS Statement(s) for Aphria Shares that are not purchased will be returned at the Offeror’s expense as soon as practicable after the Expiry Time or withdrawal and early termination of the Offer, as the case may be, by sending certificate(s) or DRS Statement(s) representing Aphria Shares not purchased back to the respective Aphria Shareholders or in the case of Aphria Shares deposited by Book-based Transfer such Aphria Shares will be credited to the depositing Aphria Shareholder’s account maintained with CDS or DTC, as applicable. Certificate(s) or DRS Statement(s) (and other relevant documents) will be forwarded by first class mail in the name of, and to the address specified by, the Aphria Shareholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by or on behalf of Aphria. Under no circumstances will interest accrue or be paid by GGB or the Depositary and Information Agent to persons depositing Aphria Shares which are not purchased by the Offeror and returned to the applicable Aphria Shareholder.

9.	Mail Service Interruption

Notwithstanding the provisions of this Offer to Purchase, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques, share certificate(s) or DRS Statement(s) and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. persons entitled to cheques, share certificate(s) or DRS Statement(s) and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary and Information Agent to which the deposited certificate(s) or DRS Statement(s) for Aphria Shares were delivered until such time as the Offeror has determined that delivery by mail will longer be delayed. The Offeror will provide notice of any determination not to mail under this Section 9 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of this Offer to Purchase, “Notices and Delivery”. Notwithstanding Section 7 of this Offer to Purchase, “Payment for Deposited Aphria Shares”, cheques, certificate(s) or DRS Statement(s) or other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been mailed on the first day upon which they are available for delivery to the depositing Aphria Shareholder at the appropriate office of the Depositary and Information Agent.

10.	Changes in Capitalization, Dividends and Distributions

If, on or after the date of the Offer, Aphria should divide, combine, reclassify, consolidate, convert or otherwise change any of the Aphria Shares or its capitalization, issue any Aphria Shares, or issue, grant or sell any securities convertible into Aphria Shares, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”, make such adjustments as it deems appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefore) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change.

Aphria Shares acquired pursuant to the Offer shall be transferred by the Aphria Shareholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation and except as provided below, the right to any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Securities or any of them on and after the date of the Offer, other than as provided in this Section 10 of this Offer to Purchase.

If, on or after the date of the Offer, Aphria should declare, make or pay any other Distribution in respect of Aphria Shares which is payable or distributable to the Aphria Shareholders on a record date which is prior to the date of transfer of such Aphria Shares into the name of the Offeror or its nominees or transferees and the share register maintained by or on behalf of Aphria, then without prejudice to the Offeror’s rights under Section 4 of this Offer to Purchase, “Conditions of the Offer”, the whole of any such Distribution will be received and held by the depositing Aphria Shareholder for the account of and for the benefit of the Offeror and will be promptly remitted and transferred by the depositing Aphria Shareholder to the Depositary and Information Agent for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such Distribution and may withhold the entire purchase price payable by the Offeror pursuant to the Offer or deduct from the purchase price payable by the Offeror pursuant to the Offer the amount or value of the Distribution, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 18, “Certain Canadian Federal Income Tax Considerations” and Section 19, “Certain United States Federal Income Tax Considerations” of the Circular.

11.	Notices and Delivery

Without limiting any other lawful means of giving notice and unless otherwise specified by applicable Laws, any notice to be given by the Offeror to the Depositary and Information Agent pursuant to the Offer will be deemed to have been properly given to Registered Aphria Shareholders if it is in writing and is mailed by first class mail, postage prepaid, to such Registered Aphria Shareholders at their respective addresses as shown on the share register maintained by or on behalf of Aphria in respect of the Aphria Shares and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more Aphria Shareholders and notwithstanding any interruption of mail services in Canada or the United States following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of or delay in mail services, following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by Law, if post offices in Canada are not open for the deposit of mail, any notice which the Offeror or the Depositary and Information Agent may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Aphria Shareholders if it is published once in (i) the National Edition of The Globe and Mail or The National Post, and (ii) Le Devoir, or (iii) it is given to the Canada NewsWire Service for dissemination through its facilities.

This Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of Aphria Shares (and to registered holders of securities exercisable for or convertible into Aphria Shares) or made in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar persons whose names, or the names of those nominees, appear on the securityholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Aphria Shares (and securities exercisable for or convertible into Aphria Shares) when such list or listing is received.

Whenever the Offer calls for documents to be delivered to the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary and Information Agent in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Whenever the Offer calls for documents to be delivered to a particular office of the Depositary and Information Agent, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.	Market Purchases and Sales of Aphria Shares

The Offeror reserves the right to acquire or to cause an affiliate to acquire beneficial ownership of Aphria Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Law. In no event, however, will the Offeror (or its affiliates) make any such purchases of Aphria Shares until the third business day following the date of the Offer and the Offeror shall comply with the following requirements under Section 2.2(3) of NI 62-104, in the event it decides to make any such purchases:

(a)	the aggregate number of Aphria Shares beneficially acquired shall not exceed 5% of the outstanding Aphria Shares as of the date of the Offer, calculated in accordance with applicable Law;

(b)	the purchases shall be made in the normal course through the facilities of the TSX (and not the NYSE), and no purchases will in any case be pre-arranged with a buyer that resides in the U.S.;

(c)

the Offeror shall issue and file a news release containing the information required under Canadian Securities Laws immediately after the close of business of the TSX on each day on which Aphria Shares have been purchased; and

(d)

the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Aphria Shares shall be made by the Offeror or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of NI 62-104 will not be counted in any determination as to whether the Statutory Minimum Condition has been fulfilled, but will be counted in determining whether the Minimum Tender Condition has been satisfied.

Although the Offeror has no present intention to sell Aphria Shares taken up under the Offer, the Offeror reserves the right to make or enter into agreements, commitments or understandings prior to the Expiry Time to sell any of such Aphria Shares after the Expiry Time, subject to applicable Law and to compliance with Section 2.7(2) of NI 62-104. Solely for the purposes of this Section 12, the “Offeror” includes any person acting jointly or in concert with the Offeror.

13.	Other Terms of the Offer

The Offeror reserves the right to transfer or assign, in whole or from time to time in part, to one or more persons designated by or affiliated with the Offeror, the right to purchase all or any portion of the Aphria Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer or prejudice the rights of persons depositing Aphria Shares to receive payment for Aphria Shares validly deposited and accepted for payment pursuant to the Offer.

No investment advisor, broker, or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No investment advisor, broker, or other person shall be deemed to be the agent of the Offeror or any of its affiliates, or the Depositary and Information Agent for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

The Offer is not being made to (nor will deposits of Aphria Shares be accepted from or on behalf of) Aphria Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Aphria Shareholders in any such jurisdiction.

The Offeror in its sole discretion shall be entitled to make a final and binding determination of all questions relating to this Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the interpretation of the foregoing, the validity of any acceptance of the Offer, and the validity of any withdrawal of Aphria Shares.

The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying this Offer to Purchase, including the instructions contained therein, form part of the terms and conditions of the Offer.

This Offer to Purchase and the accompanying Circular together constitute the takeover bid circular required under Canadian Securities Laws with respect to the Offer. Aphria Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

DATED: January 22, 2019

GREEN GROWTH BRANDS INC.

(signed) “Peter Horvath” Chief Executive Officer

TAKE-OVER BID CIRCULAR

This Circular is furnished in connection with the Offer to Purchase dated January 22, 2019 by the Offeror to purchase any and all of the issued and outstanding Aphria Shares (including any Aphria Shares which may become outstanding after the date of the Offer upon the exercise of any Convertible Securities, on the basis of 1.5714 GGB Shares for one (1) Aphria Share. The terms and provisions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Aphria Shareholders should refer to the Offer to Purchase for details of its terms and conditions, including details as to payment and withdrawal rights. Defined terms used in the Offer to Purchase are used in this Circular with the same meaning unless the context otherwise requires.

Except as otherwise indicated, the information concerning Aphria contained in the Offer to Purchase and this Circular has been taken from or based upon publicly available documents and records on file with the Securities Regulatory Authorities, and other public sources. Although the Offeror has no knowledge that would indicate that any statements contained herein relating to Aphria taken from or based upon such documents and records are untrue or incomplete, none of the Offeror and its affiliates or any of its respective officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Aphria taken from or based upon such documents and records, or for any failure by Aphria to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

1.	The Offeror

GGB is in the business of cultivating, processing and retailing cannabis and CBD-infused consumer products. The Offeror’s business strategy is to continue to develop a premium cannabinoid brand offering, focusing on certain states in the United States where the sale of cannabis and CBD is not inconsistent with applicable Law.

The Offeror intends to expand its retail and wholesale cannabis businesses as well as its CBD consumer products business through a combination of strategic partnerships, merger and acquisition activity, and organic license capture. The Offeror’s objectives are to establish top-tier retail and medical cannabis locations, offer CBD-infused personal care products at retail via an expansive network of kiosks and brick-and-mortar locations, and distribute such CBD products at wholesale to larger national retailers.

The Offeror’s registered office is 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9. The GGB Shares trade on the CSE under the symbol “GGB” and on the OTCQB under the symbol “GGBXF”.

2.	Certain Information Concerning Securities of the Offeror

GGB’s authorized share capital consists of an unlimited number of GGB Shares and an unlimited number of proportionate voting shares (the “PV Shares”). At January 21, 2019, there were 183,020,397 GGB Shares and 38,194 PV Shares issued and outstanding.

As of January 21, 2019, the dilutive securities are summarized as follows:

Security Type	GGB Shares Issuable (#)	Exercise price (average) ($)	Cash proceeds if exercised ($)
Warrants	26,739,218	1.36	58,583,947
Options	475,000	1.73	820,325

GGB Shares

The holders of the GGB Shares are entitled to vote at all meetings of holders of GGB Shares, other than at meetings of the holders of other share classes meeting separately as a class, and at all such meetings each such holder is entitled to one (1) vote for each GGB Share held. Subject to the rights and conditions of the holders of PV Shares, the holders of GGB Shares are entitled to receive dividends if, as and when declared by the board of directors of GGB. In the event of the liquidation, dissolution or winding up of GGB or other distribution of assets or property of GGB, the holders of the GGB Shares are, subject to the rights, privileges, restrictions and conditions of the holders of any other class of shares, equally entitled to receive all property and assets properly distributable to GGB’s shareholders. A holder of GGB Shares may at any time have the option to convert 500 GGB Shares for one (1) PV Share.

Proportionate Voting Shares

The holders of PV Shares are entitled to receive notice and vote at all meetings of GGB shareholders, other than at meetings of the holders of other share classes meeting separately as a class, and at all such meetings each such holder shall have 500 votes for each PV Share held. The holders of PV Shares are entitled to receive dividends if, as and when declared by the board of directors of GGB. All dividends which are declared at the discretion of the directors on the PV Share shall be declared and paid on the GGB Shares at the time outstanding, and vice versa, in the proportion hereinafter provided for. If, as and when dividends are declared by the directors, each PV Share is entitled to 500 times the amount paid or distributed per GGB Share. In the event of the liquidation, dissolution or winding up of GGB or other distribution of assets or property of GGB, the holders of PV Shares will be entitled to receive all property and assets properly distributable to GGB shareholders on the basis that each PV Share will be entitled to 500 times the amount distributed per GGB Share, but otherwise there is no preference or distinction among or between PV Shares and GGB Shares. A holder of PV Shares may at any time have the option to convert one (1) PV Share held into 500 GGB Shares.

GGB shall use commercially reasonable efforts to maintain its status as a “foreign private issuer” (as determined in accordance with Rule 3b-4 under the U.S. Exchange Act. Accordingly, GGB shall not give effect to any voluntary conversion of PV Shares, and the PV Shares conversion rights will not apply, to the extent that after giving effect to all permitted issuance after such conversion of PV Shares, the aggregate number of GGB Shares and PV Shares (calculated on the basis that each GGB Share and PV Share is counted once, without regard to the number of votes carried by each share) held of record, directly or indirectly, by residents of the United States, as determined in accordance with Rules 3b-4 and 12g3-2(a) under the U.S. Exchange Act, would exceed 40% (the “40% Threshold”) of the aggregate number of GGB Shares and PV Shares (calculated on the same basis) issued and outstanding as calculated herein. The directors may by resolution increase the 40% Threshold to a number not to exceed 50%, and if any such resolution is adopted, all references to the 40% Threshold shall refer instead to the amended percentage threshold set by the directors in such resolution.

Consolidated Capitalization

The following table sets out information concerning the consolidated capitalization of the Offeror as of September 30, 2018, before and after giving effect to the issuance by the Offeror of the GGB Shares as consideration under the Offer and in connection with the Financing, the completion of which is conditional upon, among other things, the successful completion of the Offer. This table should be read in conjunction with: (a) audited consolidated financial statement of GGB for the year ended June 30, 2018 and the notes and the auditors’ report in respect thereof; (b) unaudited condensed interim consolidated financial statements of GGB for the three months ended September 30, 2018; (c) unaudited condensed interim consolidated financial statements of GGB for the three months ended August 31, 2018; and (d) pro forma condensed consolidated financial statements as of October 31, 2018 attached hereto as Annex A. See also Section 9 of this Circular, “Financing” and Section 29 of this Circular, “Risk Factors”.

Unaudited (expressed in thousands)	GGB October 31, 2018	Aphria August 31, 2018	Pro Forma Adjustments	GGB Pro Forma (assuming no Financing)	Financing (1)	GGB Pro Forma (assuming Financing completed)
	(USD$)	(CAD$)	(USD$)	(USD$)	(USD$)	(USD$)
Statement of Financial Position
Current Assets	66,154	418,181	(110,539)	373,796	218,307	592,103
Total Assets	161,001	1,625,710	225,554	2,012,265	218,307	2,230,572
Current Liabilities	41,265	54,936	(11,319)	84,882	—	84,882
Total Liabilities	41,265	165,273	1,641	208,179	—	208,179
Shareholders’ Equity	119,736	1,460,437	223,914	1,804,087	218,307	2,022,394

(1)	Represents net proceeds from the Financing.

Dividends

GGB has not paid any dividends on its shares since incorporation and does not anticipate paying any dividends on its shares or other securities in the foreseeable future.

Price Range and Trading Volumes of GGB Shares

The GGB Shares trade on the CSE under the symbol “GGB” and on the OTCQB under the symbol “GGBXF”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the GGB Shares on the CSE from November 13, 2018 (the first day of trading on the CSE following completion of the business combination between Xanthic Biopharma Inc. (“Xanthic”), Green Growth Brands Ltd. (“GGB Ltd.”), and a wholly owned subsidiary of GGB Ltd., on November 9, 2018 (the “Business Combination”), and the 4:1 share consolidation completed in conjunction therewith) until January 21, 2019:

Month	High ($)	Low ($)	Volume Traded
November 13-30 2018(2)	4.25	2.30	10,039,707
December 2018	5.27	2.48	9,479,162
January 2 – 21, 2019	6.40	4.09	16,976,075

On December 27, 2018, GGB announced that it had submitted the Proposal to Aphria. On December 24, 2018, the last trading day prior to such announcement, the closing price of GGB Shares on the CSE was $4.25.

On January 21, 2019, the last trading day prior to the date of this Offer to Purchase and Circular, the closing price of the GGB Shares on the CSE was $5.99.

The following table sets forth the reported intraday high and low prices and monthly trading volumes of the GGB Shares on the CSE (then being the common shares of Xanthic and trading on the CSE under the symbol “xTHC”) from April 19, 2018 (the first day of trading on the CSE) until July 13, 2018 (the date on which trading on the CSE was halted as result of the announcement of the Business Combination):

Month	High ($)	Low ($)	Volume Traded
April 19-30, 2018(1)	0.57	0.250	3,226,869
May 2018	0.325	0.145	6,781,251
June 2018	0.30	0.18	10,220,140
July 1-13, 2018(2)	0.28	0.225	1,828,005

Prior Sales

Prior sales for the 12-month period before the date of this Offer to Purchase and Circular, GGB issued the following GGB Shares and securities convertible into GGB Shares:

Date of Issuance(1)	Class of Securities Issued	Number of Securities Issued or Issuable	Issue, Exercise or Conversion Price
January 16, 2018(2)	GGB Shares	12,000,000(3)	$0.125
February 28, 2018(4)	Options	577,000 GGB Shares(5)	$0.50
April 19, 2018(4)(6)	GGB Shares	284,000(5)(7)	$2.00
April 19, 2018(4)(6)	Warrant	139,000 GGB Shares(5)(7)	$3.00
April 19, 2018(4)	Options	100,000 GGB Shares(5)	$2.40
April 20, 2018(4)	Options	125,000 GGB Shares(5)	$1.60
May 28, 2018(4)	Options	250,000 GGB Shares(5)	$0.64
July 26, 2018(4)	GGB Shares(8)	175,000(5)	$0.64
September 18, 2018(4)	GGB Shares(8)	50,000(5)	$0.50
November 9, 2018(4)	GGB Shares	14,099,582(9)	$2.00
November 13, 2018(4)	Options	150,000 GGB Shares	$3.05
November 13, 2018(4)	GGB Shares(8)	277,000	$0.50
November 20, 2018(4)	GGB Shares(10)	17,361	$1.80
November 21, 2018(4)	GGB Shares(8)	50,000	$0.50
November 22, 2018(4)	GGB Shares(10)	17,361	$1.80
December 5, 2018(4)	GGB Shares(10)	10,416	$1.80
December 7, 2018(4)	GGB Shares(10)	26,040	$1.80
December 13, 2018(4)	GGB Shares	426,992	$3.13
December 14, 2018(4)	Warrant	1 warrant exercisable for 7,609,746 GGB Shares	$3.16
December 21, 2018(4)	GGB Shares(10)	34,722	$1.803
December 28, 2018(11)	GGB Shares(10)	3,204,860	$1.80
December 31, 2018(11)	GGB Shares(10)	31,000	$3.00
January 3, 2019(11)	GGB Shares(10)	25,000	$3.00
January 8, 2019(11)	GGB Shares(10)	48,609	$1.80
January 9, 2019(11)	GGB Shares(10)	34,722	$1.80
January 10, 2019(11)	GGB Shares(10)	17,361	$1.80
January 11, 2019(11)	GGB Shares(10)	123,263	$1.80
January 15, 2019(11)	GGB Shares(10)	69,444	$1.80
January 17, 2019(11)	GGB Shares(10)	434,027	$1.80

(1)	1,480,057 GGB Shares are issuable in connection with the Offeror’s proposed acquisition of Just Healthy LLC, the completion of which is subject to receipt of all necessary regulatory approvals.
(2)	Issued by Aurquest Resources Inc., which changed its name to “Xanthic Biopharma Inc.” on February 22, 2018.
(3)	Adjusted for the 8:1 share consolidation completed by Aurquest Resources Inc. on February 22, 2018 and the 4:1 share consolidation completed in conjunction with the Business Combination.
(4)	Issued by Xanthic, which changed its name to “Green Growth Brands Inc.” on December 28, 2018.
(5)	Adjusted for the 4:1 share consolidation completed in conjunction with the Business Combination.
(6)	Units consisting of one GGB Share and one half warrant exercisable at a price of $0.75.
(7)

Includes the issuance of 6,000 compensation options consisting of one GGB Share and one half warrant, with each whole warrant being exercisable at a price of $0.75 per GGB Share (adjusted for the 4:1 share consolidation completed in conjunction with the Business Combination).

(8)	Issued pursuant to the exercise of options.
(9)	Includes 12,228,960 GGB Shares issued pursuant to the exercise of warrants.
(10)	Issued pursuant to the exercise of warrants.
(11)	Issued by GGB.

3.	Documents Incorporated by Reference and Further Information

The following documents of GGB filed with the CSE are specifically incorporated by reference into, and except where herein otherwise provided, form an integral part of, the Offer to Purchase and this Circular:

(a)	the annual information form of Xanthic dated November 26, 2018 in respect of the financial year ended June 30, 2018;

(b)

the audited consolidated financial statements of Xanthic for the year ended June 30, 2018 and related notes together with the independent auditors report thereon, and the management’s discussion and analysis in connection therewith;

(c)

the unaudited condensed interim consolidated financial statements of Xanthic for the three months ended September 30, 2018 and related notes, and the interim management’s discussion and analysis in connection therewith;

(d)	the material change report of Xanthic dated July 17, 2018 in respect of the entering into of the arm’s length business combination agreement dated July 13, 2018 between Xanthic and Green GGB Ltd.;

(e)	the material change report of Xanthic dated November 16, 2018 in respect of the completed business combination of Xanthic and GGB Ltd.;

(f)

the material change report of Xanthic dated December 12, 2018 in respect of Xanthic’s entering into of a membership interest purchase agreement dated December 10, 2018 in connection with the purchase by Xanthic of all of the issued and outstanding membership interests of Just Healthy LLC;

(g)

the material change report of Xanthic dated December 18, 2018 in respect of the entering into on December 12, 2018 by Xanthic of definitive agreements to acquire a cultivation facility operated by Wellness Orchards of Nevada LLC and Panorama WON LLC located in Pahrump, Nevada;

(h)

the material change report of Xanthic dated December 18, 2018 in respect of Xanthic’s agreement to accept an irrevocable option (“Henderson Option”) to acquire all of the membership interests of Henderson Organic together with the right to all of Henderson Organic’s free cash flow until exercise of the Henderson Option;

(i)	the business acquisition report of Xanthic dated September 24, 2018 in respect of the entering into of a binding letter agreement with management of Green Growth Brands Ltd. concerning

(i)	an arm’s length business combination; and

(ii)	the acquisition by GGB Nevada LLC of 100% of the outstanding membership interests of Nevada Organic Remedies LLC;

(j)

the management information circular of Aurquest Resources Inc. dated as of January 11, 2018 in respect of the annual and special meeting of shareholders of Aurquest Resources Inc. held on February 16, 2018; and

(k)	the management information circular of Xanthic dated as of October 12, 2018 in respect of the annual and special meeting of shareholders of Xanthic held on November 2, 2018.

Information has been incorporated by reference in the Offer to Purchase and this Circular from documents filed with certain securities commissions or similar regulatory authorities in certain provinces of Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of GGB at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 or may be obtained on SEDAR at www.sedar.com under the Offeror’s profile.

All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management’s discussion and analysis, annual information forms, information circulars and business acquisition reports filed by GGB with the securities commission or similar regulatory authority in certain provinces of Canada after the date of this Circular and before the Expiry Time will also be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained in or otherwise accessed through GGB’s website, www.greengrowthbrands.com or any other website does not form part of this Circular. All such references to GGB’s website are inactive textual references only.

4.	Aphria Inc.

Aphria was incorporated under the Business Corporations Act (Alberta) on June 22, 2011 as Black Sparrow Capital Corp. (“Black Sparrow”), a capital pool company listed on the TSX Venture Exchange (the “TSXV”). 2427745 Ontario Inc. (“Subco”), a wholly-owned subsidiary of Black Sparrow, was incorporated on July 24, 2014 in order to effect a business combination with Pure Natures Wellness Inc. d.b.a Aphria (“Pure Natures”) whereby Black Sparrow would acquire all of the issued and outstanding shares of Pure Natures pursuant to a court-approved plan of arrangement. Pure Natures amalgamated with Subco under the OBCA to form a wholly owned subsidiary of Black Sparrow, and together with Black Sparrow, was continued in Ontario on December 1, 2014 as “Aphria Inc.” under the OBCA. On March 22, 2017, Aphria graduated from the TSXV to the TSX. The Aphria Shares trade on the TSX and on the NYSE under the symbol “APHA”.

Aphria is a global cannabis company with its head office located at 245 Talbot Street West, Suite 103, Leamington, Ontario and its registered office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario.

Aphria is licensed to produce and sell medical cannabis in Canada under the Cannabis Act (Canada) (the “Cannabis Act”). Aphria obtained its license to produce and sell medical cannabis on November 26, 2014, followed by its license to sell cannabis extracts on August 18, 2016. Both of these licenses were issued pursuant to regulations made under the Controlled Drugs and Substances Act (Canada) and have transitioned to licenses under the Cannabis Act.

Cannabis Industry and Other Relationships

While certain overlapping relationships between GGB and Aphria, and their respective insiders, may exist due, in large part, to the nature of the nascent cannabis industry in Canada and the United States, such overlapping relationships, to the extent they exist, have played no role in GGB’s decision-making process relating to the Offer. See Section 6 of this Circular, “Background to the Offer”.

As previously disclosed by GGB, GA Opportunities Corp. (“GA”) is the beneficial owner of approximately 13% of the outstanding GGB Shares, which were acquired pursuant to the terms of a subscription agreement entered into between GGB and GA on October 12, 2018. Under the terms of the subscription agreement and the Business Combination, GGB has issued to GA an aggregate of 27.5 million GGB Shares (collectively, the “GA Common Shares”) for cash consideration at a price equal to $2.00 per share.

In connection therewith, and pursuant to the terms of an amended and restated nomination rights agreement between among others, GGB and GA, dated November 9, 2018 (the “Nomination Rights Agreement”), GA has the right to nominate one director of GGB so long as it beneficially owns, directly or indirectly, and in the aggregate, more than 5% of the issued and outstanding GGB Shares (on a non-diluted basis). To date, none of the parties to the Nomination Rights Agreement has exercised any rights under the agreement. In addition, GGB understands that GA has granted Aphria an option to acquire, from GA, the GA Common Shares. Based on Aphria’s publicly available information, GGB believes the option is subject to the following conditions: (1) cannabis becoming legalized federally in the United States; and one or more of the following conditions having been satisfied: (2) the TSX has provided its approval for the purchase of the U.S. cannabis assets; (3) the TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business; (4) the Aphria Shares are voluntarily or involuntarily delisted from the TSX; and/or (5) Aphria is acquired by another entity, provided that the Aphria Shares will be delisted from the TSX upon the change of control. GGB further understands that the option may only be exercised on at least 60 days’ notice and is restricted such that Aphria may only exercise the option to the extent that such exercise does not result in it receiving equal to or greater than an aggregate of five percent of the issued and outstanding securities of GGB (on a non-diluted basis). As a result of such arrangements, and in order to address certain U.S. regulatory matters, GGB Ltd. sought and obtained a letter from GA. pursuant to which GA acknowledged and agreed that it would not, without the prior written consent of GGB Ltd., cause or permit any amendment to the terms of such option.

Between the time of incorporation of GGB Ltd. and the completion of the Business Combination, Green Acre Capital Fund I LP or its affiliate subscribed for securities of GGB Ltd., which securities would currently represent approximately 3% of the issued and outstanding GGB Shares on a partially diluted basis. Based on information contained on the Green Acre Capital (“Green Acre”) website, Green Acre is a private investment fund dedicated to the Canadian medical and recreational cannabis industry and Aphria’s director Shawn Dym is listed, and GGB understands that Aphria’s director and departing CEO, Vic Neufeld was listed, as a member of the advisory board to Green Acre. While GGB does not have direct knowledge, it understands from Aphria’s public disclosure, that Aphria invested $2,000,000 in Green Acre Capital Fund I LP and, according to Green Acre’s website, Green Acre Capital Fund I LP raised approximately $25,000,000, made its first investments in 2017 and was fully deployed by 2018. GGB has no direct knowledge of the current holdings in GGB of Green Acre Capital Fund I LP or its affiliates.

5.	Certain Information Concerning Securities of Aphria

Authorized and Outstanding Share Capital

Based on publicly available information, the authorized share capital of Aphria consists of an unlimited number of common shares, of which 250,233,273 were issued and outstanding as of January 10, 2019, the effective date of Aphria’s management’s discussion and analysis for the three (3) and six (6) months ended November 30, 2018, as filed on SEDAR on January 11, 2019.

The holders of the Aphria Shares are entitled to one (1) vote per share at all meetings of the shareholders. The holders of Aphria Shares are also entitled to dividends, if and when declared by the board of directors and the distribution of the residual assets in the event of a liquidation, dissolution or winding up of Aphria.

For further information regarding Aphria, refer to the Aphria’s filings with applicable Securities Regulatory Authorities in Canada, which may be obtained through SEDAR at www.sedar.com under the Offeror’s profile.

Price Range and Trading Volume of Aphria Shares

The Aphria Shares trade on the TSX and the NYSE under the symbol “APHA”. The following table sets forth the reported intraday high and low prices and monthly trading volumes of the Aphria Shares on the TSX and the NYSE for the six-month period preceding the date of this Offer to Purchase and Circular, according to published sources:

TSX

Month	High ($)	Low ($)	Volume Traded
July 2018	12.22	10.11	58,388,603
August 2018	16.98	8.62	182,204,472
September 2018	22.00	15.76	251,553,947
October 2018	20.96	12.37	281,296,060

November 2018	17.60	10.15	126,085,247
December 2018	9.12	4.76	322,181,036
January 2-21, 2019	10.06	7.44	109,027,678

NYSE

Month	High (USD$)	Low (USD$)	Volume Traded
November 2-30, 2018(1)	13.45	7.63	8,562,024
December 2018	6.91	3.75	35,401,954
January 2-18, 2019(2)	7.20	5.45	10,338,518

(1)	Aphria Shares commenced trading on the NYSE on November 2, 2018.
(2)	Aphria Shares did not trade on the NYSE on January 21, 2019, being a federal holiday in the United States (Martin Luther King Jr. Day).

The intention to make the Offer was announced by press release on December 27, 2018. The closing prices of the Aphria Shares on the TSX on December 24, 2018 and on the NYSE on December 26, 2018, the last respective trading days prior to the public disclosure of GGB’s intention to pursue a combination with Aphria, were $7.56 and USD$5.82, respectively.

Dividend Policy of Aphria

According to publicly available information, Aphria has no current intention to declare dividends on the Aphria Shares in the foreseeable future.

6.	Background to the Offer

The cannabis and CBD industries are undergoing rapid development and change in Canada, in the United States and globally. As part of the implementation of its business strategy, management of the Offeror, along with its board of directors and their advisors, are constantly evaluating opportunities for enhancing shareholder value, including investment, acquisition, consolidation and divestiture opportunities. As part of this continuing process, GGB (and historically GGB Ltd.) has from time to time considered possible business opportunities, including joint ventures and investments, with other companies in the cannabis and CBD industries, including Aphria. In light of the foregoing, GGB was familiar with Aphria and certain of its management and board members.1

During the week of December 3, 2018, management became aware of the Report and its unfavourable presentation of certain information about Aphria. Following the issuance of the Report, the price of the Aphria Shares on the TSX and NYSE fell by approximately 40%. At a weekly strategic discussion, members of management of the Offeror discussed whether the issuance of the Report and the subsequent decrease in market value of Aphria shares presented a potential opportunity for the Offeror, and whether they should be considering the possibility of a strategic transaction involving Aphria. GGB’s management was of the view that this could represent a potential opportunity and, accordingly, determined to undertake a preliminary assessment of Aphria to investigate whether a strategic transaction would be appropriate at that time.

On December 5, 2018, certain members of GGB’s management team held a call with Canaccord Genuity Corp. (“Canaccord”), to discuss the details of the Report, the recent decline in the price of the Aphria Shares, and the Aphria business generally. During the call, the parties discussed potential benefits and drawbacks of a transaction with Aphria, as well as general transaction considerations.

Over the following days, management of GGB, together with their advisors, continued to assess the viability of the proposed combination of GGB and Aphria, which assessment included an evaluation of the credibility of the claims alleged in the Report, based on publicly available information, a careful evaluation of the strategic and financial rationale of the combination and the management team of Aphria, and the range of potential exchange ratios. GGB’s management considered the possibility of approaching the management or the board of directors of Aphria to

[1]	Shawn Dym was a director on the board of GGB Ltd. prior to the Business Combination and is on the board of directors of Aphria.

determine if it might be possible to negotiate a friendly transaction. GGB’s management also reviewed the possibility of completing a financing of GGB at a premium to its then share price given the potential financial profile of GGB, the upside potential of the combined company and recent trends in the industry, as well as a potential investment in Aphria by GGB.

GGB’s management’s assessment confirmed that the combination of the two companies could yield strategic benefits to both GGB and Aphria shareholders, that Aphria could be successfully integrated into GGB, and that a combination could better position GGB for future potential growth within the industry. GGB’s management, however, also believed that further analysis was required.

On December 10, 2018, GGB contacted Norton Rose Fulbright Canada LLP (“Norton Rose Fulbright”) with respect to acting as legal counsel on the potential transaction.

On December 13, 2018, GGB requested that Canaccord prepare a presentation for GGB’s management to consider the opportunity and document their verbal analysis of the potential combination.

On December 14, 2018, GGB formally engaged Norton Rose Fulbright.

Over the course of the weekend of December 15 and 16, 2018, management of GGB considered a range of exchange ratios for the transaction, which ratios remained subject to further analysis regarding the combination of the two companies and the advice of its financial advisors.

At a board meeting held on December 16, 2018, the GGB board of directors reviewed with GGB management the proposed transaction, including the proposed exchange ratio, and the GGB board of directors was provided with an overview of the financial analysis being conducted by Canaccord. At the meeting, the board of directors authorized management to formally approach the board of directors of Aphria with a written proposal to combine the two companies and to evaluate opportunities for the proposed equity financing.

Following this meeting, management of GGB and its advisors engaged in discussions with All Js Greenspace LLC (GGB’s largest shareholder) and other potential investors with respect to participating in the proposed GGB financing. Through these discussions, representatives of All Js Greenspace LLC and other investors indicated that they would be prepared to participate in and backstop the proposed financing. Additionally, GGB engaged in discussions with, and received verbal preliminary expressions of interest and support from, certain Aphria Shareholders about the possibility of locking up support for a potential business combination transaction with Aphria. A draft form of lock-up agreement was shared with certain Aphria Shareholders for their consideration. As of the date of this Offer to Purchase and Circular, the terms of formal lock-up agreements have not been agreed to by the parties.

On December 18, 2018, Canaccord, acting on behalf of GGB, delivered a formal letter to the board of directors of Aphria outlining a proposed business combination transaction involving the two companies at the Offer Consideration (the “Proposal”). The Proposal indicated that as a condition to the completion of the Proposal, GGB would complete a brokered financing of $300 million at a per share price of $7.00 and that certain significant shareholders of GGB were expected to have a substantial participation in the financing. The Proposal also stipulated that GGB was prepared to work with Aphria to finalize a transaction on an expedited basis and that the management of GGB was available to meet with the Aphria management team at any time prior to December 31, 2018. The Proposal also indicated that if the companies were not in a position to announce the Proposal at the start of the new year, GGB was prepared to publicly announce the Proposal and to pursue an offer for Aphria without the support of the board of directors of Aphria. Norton Rose Fulbright met with counsel to Aphria later that day to further outline the Proposal. Counsel to Aphria indicated that its client was in receipt of the Proposal and that it would be considered by the Aphria board of directors.

On December 19, 2018, Canaccord provided an analysis relating to a possible combination of GGB and Aphria to GGB’s management. This analysis outlined the strategic, financial, and capital markets implications of the possible combination, along with analysis surrounding a proposed $300 million concurrent equity financing at $7.00 per GGB Share. The analysis also outlined the expected benefits to each of Aphria and GGB in respect of a possible combination, as well as a range of potential exchange ratios for the combination, including 1.5714 GGB Shares for each Aphria Share, and the resulting financial implications of such exchange ratios.

On December 19, 2018, in order to allow GGB to provide additional information about GGB that could assist Aphria in evaluating the Proposal, Norton Rose Fulbright provided counsel to Aphria with a draft one-way non-disclosure agreement. Aphria did not execute, or indicate any intention to negotiate the terms of, the draft non-disclosure agreement.

On December 20, 2018, counsel to Aphria advised Norton Rose Fulbright that the board of directors of Aphria had established an independent committee to consider the Proposal and was in the process of retaining financial advisors to assist in that review. Later in the day on December 20, 2018, select members of GGB’s board of directors and management team, as well as representatives of Canaccord, visited Aphria’s headquarters in Leamington, Ontario, at the invitation of Aphria management. Although GGB was given a guided tour of Aphria’s cultivation facility, it became clear to the GGB attendees that Aphria management had been instructed not to answer any specific questions. Counsel to Aphria contacted Norton Rose Fulbright at that time to request, on behalf of the board of directors of Aphria, that the GGB attendees leave the premises. Norton Rose Fulbright informed counsel to Aphria that the GGB attendees had visited the headquarters at the invitation of Aphria management.

On December 22, 2018, Canaccord provided GGB’s management with a written presentation which updated its previous analysis provided to GGB’s management on December 19, 2018.

At the request of GGB, during a call between a representative of All Js Greenspace LLC and a director of Aphria held on December 23, 2018, the representative of All Js Greenspace LLC suggested that Aphria enter into a limited exclusivity period with GGB to facilitate the parties’ continuing discussions regarding the Proposal. On the same day, Norton Rose Fulbright contacted counsel to Aphria to request the opportunity for GGB to present the Proposal directly to Aphria’s board of directors on December 27, 2018.

On December 24, 2018, counsel to Aphria confirmed to Norton Rose Fulbright that GGB could make a presentation to the board of directors of Aphria on December 27, 2018. On December 24, 2018, a draft exclusivity agreement was provided by Norton Rose Fulbright to counsel to Aphria for the Aphria board of directors’ consideration after GGB’s presentation on December 27th. The agreement proposed a short exclusivity period until 9:00 am (Toronto time) on January 7, 2019. During this period, GGB would not be permitted to make any announcement relating to a business combination and Aphria would not engage with any third parties on an alternative transaction. Norton Rose Fulbright reiterated to counsel to Aphria that GGB was prepared to make the Proposal public and pursue an offer without the support of the board of directors of Aphria if the board of directors of Aphria was not willing to enter into an exclusivity period for purposes of evaluating a friendly business combination.

On December 26, 2018, GGB’s board of directors had a conference call with GGB’s management team, Norton Rose Fulbright and Canaccord during which Canaccord provided an update regarding the status of discussions with Aphria since December 16, 2018, and previewed the presentation that would be made to Aphria’s board of directors the following day. During this call, GGB’s board of directors was advised by management and the advisors that discussions were continuing on the potential $300 million equity financing and backstop.

During the morning of December 27, 2018, GGB management along with Canaccord and Norton Rose Fulbright presented to the board of directors of Aphria regarding, among other things, GGB’s current and projected business plans, the merits of the Proposal, and the benefits and impact of the potential combination transaction. GGB also described the proposed $300 million financing. In the course of its presentation, GGB reiterated that the Proposal included a very short exclusivity period to allow both parties to seriously consider the combination, a full “go-shop” provision in favour of Aphria, the preservation of Aphria’s management team following completion of the transaction and a commitment to board representation at the combined company. In addition, GGB stated it would be willing to invest $50 million in equity at a valuation of $11.00 per Aphria share in connection with a friendly transaction.

Towards the conclusion of the presentation, members of the board of directors of Aphria asked questions, which were addressed by GGB’s management and its advisors. Aphria and its legal counsel then advised GGB that they would review the Proposal but did not specify a timeline within which they would respond. GGB made clear its desire to enter into an exclusivity agreement with Aphria quickly in light of the uncertainty in the market and made clear that it would be ready to proceed in other ways if it did not hear back by the end of the day on whether or not Aphria would agree to such exclusivity period. Counsel to Aphria asked several follow-up questions of Norton Rose Fulbright relating to GGB’s presentation, but there was no formal response from Aphria with respect to the Proposal by the end of the day.

Given that Aphria had been considering the Proposal for in excess of a week without any formal response, that Aphria had declined to agree to an exclusivity period or enter into discussions regarding a non-disclosure agreement, the lack of engagement from Aphria’s board of directors (despite the value that could be realized by Aphria Shareholders), and the compelling strategic rationale for the combination of the two companies, on December 27, 2018, following the close of markets, GGB issued a press release announcing its intention to make the Offer to the holders of Aphria Shares.

On December 28, 2018, Aphria issued a press release responding to GGB’s announcement of its intention to make the Offer and indicating that the proposal significantly undervalued Aphria. Aphria also announced that it held a passive investment in Green Acre Capital Fund II, which it understood had invested in numerous emerging cannabis companies, including GGB.

On December 31, 2018, GGB issued a press release reaffirming its commitment to launch the Offer and addressing certain statements that had been made in the media relating to GGB and the Offer.

During the week of January 7 to 11, 2019, Canaccord and members of management of GGB met with potential investors regarding GGB and the proposed Offer. During this time, GGB and its advisors negotiated with All Js Greenspace LLC and its counsel regarding the terms relating to the Commitment.

On January 11, 2019, Aphria announced its second quarter results and the decisions by its Chief Executive Officer, Vic Neufeld, and Co-Founder Cole Cacciavillani, to transition out of their current executive roles in the coming months.

On January 13, 2019, the board of directors of GGB met to approve the launch of the Offer, subject to the finalization of certain matters, and entry into the Commitment, and matters related to the Offer and the Commitment. At the board meeting, Canaccord made another presentation advising as to the relative values of GGB and Aphria. Canaccord indicated that the Offer Consideration would be appropriate, given the relative values and growth prospects of GGB and Aphria, as well as the expected benefits to each of the potential combination.

From January 13 to January 21, 2019, the terms of the Commitment were finalized and early in the day on January 22, 2019, GGB and All Js Greenspace LLC entered into the Commitment. All Js Greenspace LLC was prepared to commit up to $200 million; however, GGB reduced this amount to $150 million in order to avail itself of certain exemptions under MI 61-101 relating to minority approval which would be very costly to obtain. See Section 9 of this Circular, “Financing”.

Since announcing the intention to make the Offer, members of the independent committee of the Aphria board of directors have had limited informal discussions with GGB management, GGB’s financial advisor as well as representatives of All Js Greenspace LLC about the terms of the Offer. These discussions have been introductory in nature and have not resulted in support for the bid by Aphria. During these discussions, members of GGB management have offered to enter into a standstill agreement in order to facilitate due diligence and a negotiated transaction.

On January 22, 2019, GGB filed this Offer to Purchase and Circular.

7.	Reasons to Accept the Offer

The Offeror believes that the consideration offered for your Aphria Shares is a full and fair price and provides a unique opportunity for Aphria Shareholders to retain equity exposure to the cannabis industry through an ownership interest in the Offeror. While Aphria Shareholders may be discouraged by recent events and may have seen their investment significantly impacted, they should be aware of the immediate benefits of the Offer and reasons to tender:

•

Based on the closing price of $5.99 per GGB Share on the CSE as of January 21, 2019, the last trading day prior to the date of this Offer to Purchase and Circular, the implied Offer Consideration would be $9.41 per Aphria Share (being a 24.5% premium over the Aphria Shares’ closing price of $7.56 on the TSX on December 24, 2018, the last trading day prior to GGB’s public announcement of its intention to launch the Offer, and 24.9% over the volume weighted average price of $7.5328 of the Aphria Shares on the TSX for the last ten (10) trading days ended December 24, 2018). Based on the closing price of $4.25 per GGB Share on the CSE on December 24, 2018, the implied Offer Consideration would be $6.68 per Aphria Share. See Section 29 of this Circular, “Risk Factors”.

•	Aphria Shareholders will have a meaningful ownership position of approximately 60% in the combined company.

•	Aphria Shareholders will be part of an organization which is poised for further growth in the significantly larger U.S. market, with much greater long-term value potential.

•	There is potential for further downward pressure on the market price of the Aphria Shares if the Offer is not accepted.

The Offeror believes that the combination of the two companies is extremely compelling, in the best interest of all shareholders, and is the fastest way to create significant value for shareholders of both companies. The combined company is expected to:

•

Create an Unparalleled North American Player with a Developing International Presence. Aphria has a large market position in Canada and supply agreements with all provinces and Yukon territory, as well as strong strategic partnerships establishing wholesale supply agreements. Aphria has established operations in federally-legalized foreign jurisdictions, including Australia, Argentina, Colombia, Denmark, Germany, Italy, Jamaica, Lesotho, Malta, and Paraguay, and maintains an option for entry into Brazil. GGB operates vertically integrated cannabis operations including cultivation, manufacturing and retail assets in Nevada, was recently awarded seven incremental provisional retail cannabis dispensary licenses in Nevada, and has agreed to acquire Just Healthy LLC, which holds provisional certificates of registration for a registered medical marijuana dispensary and will, as a condition of closing, own an option to purchase land for a cultivation and processing site in Northampton, Massachusetts. GGB also holds an irrevocable option to purchase Henderson Organic, which operates a second The+Source location in Henderson, Nevada, subject to certain local regulatory changes and approvals. Further, through its consumer-focused line of CBD products, GGB’s long term goal is to establish a presence in each U.S. state where the sale of cannabis and CBD is not inconsistent with applicable Law. Together, the combined company is expected to have a strong foundation, extensive retail relationships and infrastructure to capture significant future growth as international markets evolve.

•

Increase Scale and Footprint, While Creating the Preeminent U.S. Consolidator. The combined company will be one of the largest U.S. cannabis operators by market capitalization and the only North American-wide cannabis operator at significant scale. Given the combined company’s increased size, both Aphria and GGB shareholders should benefit from a trading multiple expansion. The benefits of scale are expected in both Canada and the U.S. when examining trading metrics for comparable companies with similar market capitalization.

•	Combine Aphria’s Cultivation and Production Capacity with GGB’s Retail Strength. The combined company will marry Aphria’s low-cost cultivation and near-term production capacity with GGB’s vast retail know-how to capture market share. Aphria’s current cash cost per gram is $1.76 and it projects annual capacity of over 250,000 kg by early 2019. GGB’s strong management team has a proven track record of delivering at the retail level and already operates or has licensing agreements in place with dispensaries in Nevada. In addition, GGB was recently awarded seven incremental provisional retail cannabis dispensary licenses in Nevada. Following expected receipt of regulatory approvals for the proposed acquisitions of Just Healthy LLC and Henderson Organic, as well as a cultivation facility in Pahrump, Nevada, and when such acquisitions are combined with GGB’s current operations, GGB is expected to generate total revenue from the cannabis business of over USD$300 million by the end of 2020.

•

Benefit from Transformational Cannabis-Related Regulatory Changes in the World’s Largest Cannabis Market. GGB is in the process of rolling out a consumer-focused line of CBD-infused personal care products, including topicals and balms, and is well positioned to benefit from further expected pro-cannabis U.S. regulation. On January 10, 2019, GGB announced an agreement with DSW to sell CBD-infused personal care products at 96 U.S.-based DSW stores, with an initial agreement for approximately 55,000 units. GGB is also partnering with additional retailers to sell CBD personal care products in U.S. states where the sale of cannabis and CBD is not inconsistent with applicable Law. Further, GGB is working with multiple large developers who represent a network of malls to launch kiosks in prime locations throughout the U.S. in states where the sale of cannabis and CBD is not inconsistent with applicable Law. By leveraging its CBD business in these prime locations, as well as through e-commerce, GGB expects to generate revenue from the CBD business of over USD$200 million by the end of 2020.

•

Unite Best-in-Class Management Teams: Aphria’s Pharmaceutical and Greenhouse Operational Experience and GGB’s Proven Retail Expertise. Aphria’s team, many of whom the Offeror hopes to retain following the successful completion of the Offer, is comprised of veterans in the greenhouse industry and proven operators of large pharmaceutical companies. GGB’s management has held senior positions at a number of well-known retailers including DSW, American Eagle Outfitters, and Bath & Body Works.

If the shares of the combined company trade in-line with North American cannabis companies having a market capitalization greater than $300 million, which on average trade at 12.7x TEV / 2020E EBITDA, the pro forma market capitalization would be approximately $6.0 billion, making it the largest U.S. cannabis operator by market capitalization, the fifth largest cannabis operator in North America by market capitalization, and the only North American-wide cannabis operator at significant scale. If the shares of the combined company trade in-line with U.S. cannabis companies with a market capitalization of over $1 billion, which on average trade at 11.4x TEV / 2020E EBITDA, the pro forma market capitalization would be approximately $5.4 billion.

The following chart outlines the pro forma market capitalization of the combined company as compared to industry competitors:

Pro Forma Market Capitalization ($ millions)

Note: Assumes $300 million financing is completed and the combined company trades in-line with U.S. cannabis operators > $1 billion at 11.4x TEV / 2020E EBITDA or North American cannabis operators >$300 million at 12.7x TEV / 2020E EBITDA.

Note: Adjusted for subsequent events from most recent filings.

Note: Adjusted average excludes outliers.

Note: Analyst consensus estimates, aside from GGB, which are management estimates.

Source: Company filings, Bloomberg, Capital IQ, public disclosure, as of January 21, 2019.

The benefits of scale appear evident in both Canada and the U.S. when examining comparable company trading metrics. The largest four Canadian licensed producers trade at an adjusted average of 50.8x TEV / 2020E EBITDA. Canadian licensed producers with market capitalizations of $250-$3,000 million trade at an average of 8.2x TEV / 2020E EBITDA and the remainder of Canadian licensed producers with market capitalization under $250 million trade at an average of 2.5x TEV / 2020E EBITDA.

U.S. licensed cannabis operators with market capitalization greater than $1.0 billion trade at an average of 11.4x TEV / 2020E EBITDA while U.S. licensed cannabis operators with market capitalization less than $1.0 billion trade at an average of 4.5x TEV / 2020E EBITDA. The combined company will have significantly larger scale and is therefore expected to benefit from multiple expansion, trading in-line with North American cannabis companies having a market capitalization greater than $300 million, at 12.7x TEV / 2020E EBITDA.

The following tables outline the locations of operations that are expected to be owned, operated and/or licensed by the combined company following the successful completion of the Offer, which are in addition to Aphria’s supply agreements with all Canadian provinces and Yukon territory, Aphria’s international operations, and GGB’s long-term goal of establishing a presence in each U.S. state where the sale of cannabis and CBD is not inconsistent with applicable Law.

Aphria Facilities Overview

GGB Operations Overview

Note: Aphria owns 51% of Aphria Diamond, a strategic relationship with Double Diamond Farms, with all production from the facility to be sold to Aphria at an agreed upon transfer price.

Note: Aphria currently has 300,000 sq. ft. operational at “Aphria One”, its original campus in Leamington, Ontario.Note: Wellness Orchards/Panorama Cultivation, Henderson Organic, and Just Healthy LLC transactions remain subject to the satisfaction of conditions of closing as of the date hereof.

Source: Public disclosure.

GGB’s retail strategy is expected to result in an unparalleled U.S. reach and its long-term goal is to establish a presence in each U.S. state where the sale of cannabis and CBD is not inconsistent with applicable Law. Together with Aphria’s low cost production and distribution capabilities in Canada, as well as its international reach, GGB’s U.S. capabilities will help position the combined company as a leader in the global cannabis space. The combined platform will allow for revenue diversification, cross-selling opportunities and access to additional growth markets, including the significantly larger U.S. market, with much greater long-term value potential.

GGB’s management team has developed and executed strategies that led to top tier retail outcomes in several product categories. Upon completion of the Offer, they intend to focus on executing GGB’s retail growth strategy for the combined company.

8.	Purpose of the Offer and Plans for Aphria

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Aphria Shares in exchange for the Offer Consideration. The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on May 9, 2019 (as accelerated or extended by the Offeror, if applicable), subject to variation in the Offeror’s sole discretion or as set out in Section 5 of the Offer to Purchase, “Acceleration, Extension and Variation of the Offer”, unless the Offer is withdrawn by the Offeror.

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offeror takes up and pays for 90% or more of the outstanding Aphria Shares under the Offer, other than Aphria Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as those terms are defined in the OBCA), then the Offeror intends to acquire the remainder of the Aphria Shares by way of a Compulsory Acquisition for consideration per Aphria Share not less than, and in the same form as, the Offer Consideration. If the Offeror acquires less than 90% of the Aphria Shares under the Offer, the right of Compulsory Acquisition is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror intends to pursue a Subsequent Acquisition Transaction. If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Aphria Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in amount to and in the same form as the Offer Consideration. See Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer”.

If, for some reason, the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, purchasing additional Aphria Shares: (a) in the open market; (b) in privately negotiated transactions; or (c) in another takeover bid or exchange offer or otherwise. Any additional purchases of Aphria Shares could be at a price greater than, equal to or less than the price to be paid for Aphria Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may decide not to pursue completion of the privatization of Aphria and sell or otherwise dispose of any or all Aphria Shares acquired pursuant to the Offer. These transactions may be completed on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Aphria Shares under the Offer.

Plans for Aphria Following the Successful Completion of the Offer

If the Offer is successful, it is anticipated that the board of directors of Aphria will promptly be replaced by nominees of the Offeror. Management of the Offeror would look to engage with Aphria management (which may include directors) in an effort to retain those members of the Aphria management team who are aligned with the culture and strategy of the Offeror to assist with the future growth and development of the combined entity. Upon the successful completion of the Offer, the Offeror also intends to conduct a detailed review of Aphria and its affiliates and its corporate and capital structure to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

With the exception of the foregoing, the GGB has not developed any specific proposals with respect to Aphria or its operations, or any changes in its assets, business strategies, management or personnel following the acquisition of the Aphria Shares pursuant to the Offer.

9.	Financing

The Offer is not subject to any financing condition. The Offeror, however, intends to complete, immediately following the take up of Aphria Shares under the Offer, a third-party equity financing at a share price equal to $7.00 per GGB Share for aggregate gross proceeds of $300 million (the “Financing”). As a backstop to the Financing, the Offeror has entered into a commitment letter (the “Commitment Letter”) with All Js Greenspace LLC (the “Backstop Investor”) pursuant to which the Backstop Investor has agreed, subject to the terms and conditions set forth in the Commitment Letter, to subscribe for and purchase up to $150 million of newly-issued GGB Shares for $7.00 per share (or the equivalent value of PV Shares) (the “Commitment”). The Commitment is conditional upon the successful completion of the Offer and the take up of Aphria Shares at the Expiry Time on the terms and conditions set forth in the Offer to Purchase, without any amendment or waiver. The Commitment is also subject to certain terms which the Offeror believes are customary, including the entering into of a definitive purchase agreement in respect of the Commitment (and satisfaction of the conditions set out therein), GGB not taking any steps to change its capital structure or capitalization, and no material events occurring with respect to GGB or its business, assets, liabilities, prospects or results of operations. To induce the Backstop Investor to provide the Commitment, the Offeror has agreed to pay the Backstop Investor a commitment fee equal to $7,500,000, payable by issuing 2,504 PV Shares to the Backstop Investor, and to indemnify and reimburse the Backstop Investor for certain liabilities, costs and expenses. GGB will also be obligated to sell to the Backstop Investor up to $150 million of GGB Shares for $7.00 per share (or the equivalent value of PV Shares) even if the Offer has not been completed (any such sales shall reduce the Commitment on a dollar-for-dollar basis).

The Backstop Investor’s commitment under the Commitment Letter terminates on the earliest of (a) the termination, withdrawal or expiration of the Offer, (b) the execution of the definitive purchase agreement in respect of the Commitment, (c) any amendment or waiver of any term or condition of or contained in this Offer to Purchase and Circular without obtaining the prior written consent of the Backstop Investor, and (d) May 13, 2019. The Offeror’s

obligation to sell up to $150 million in GGB Shares or PV Shares to the Backstop Investor shall not terminate or expire until May 23, 2019.

The foregoing is a summary only of certain terms and conditions of the Commitment Letter and is qualified in its entirety by the actual terms of the Commitment Letter. A copy of the Commitment Letter has been filed with the applicable securities regulatory authorities and is available for review under the Offeror’s profile on SEDAR.

If the Offer and the Financing are completed, the Offeror expects to use the net proceeds of the Financing to fund the business growth of the combined company, including for working capital and general corporate purposes.

There can be no assurance that the Financing will be completed (or on which terms it would be completed), or what the value of a GGB Share will be at the time of the take up of Aphria Shares under the Offer, which could be substantially less or more than $7.00 per GGB Share. Accordingly, Aphria Shareholders should be aware that the Financing may not be completed, or may be completed on terms that are different than the terms currently expected and set forth in this Offer to Purchase and Circular. See Section 29 of this Circular, “Risk Factors”.

10.	Treatment of Convertible Securities

The Offer is made only for Aphria Shares and is not made for any Convertible Securities, which term includes options and warrants. Any holder of Convertible Securities who wishes to accept the Offer must exercise such rights in order to obtain DRS Statement(s) or certificate(s) representing Aphria Shares and then deposit those Aphria Shares under the Offer. Any such exercise must be made sufficiently in advance of the Expiry Time to ensure that Aphria Shares will be available for deposit at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”. If any holder of Convertible Securities does not exercise such Convertible Securities prior to the Expiry Time, such Convertible Securities may remain outstanding following the Expiry Time in accordance with their terms and conditions, including with respect to time of expiry, vesting schedule, exercise price, and rights following a takeover bid (such as the Offer).

The tax consequences to holders of Convertible Securities of exercising or not exercising their Convertibles Securities are not described in Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of this Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities should consult with their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Convertible Securities.

11.	Fractional Shares

In no event will any Aphria Shareholder be entitled to a fractional GGB Share. Where the aggregate number of GGB Shares to be issued to an Aphria Shareholder as the consideration under the Offer would result in a fraction of GGB Shares being issuable, the number of GGB Shares to be received by such Aphria Shareholder shall be either rounded up (if the fractional interest is equal to or exceeds 0.5) or down (if the fractional interest is less than 0.5) to the nearest whole number of GGB Shares without any additional payment in lieu thereof.

12.	Beneficial Ownership of and Trading in Securities of Aphria

The Offeror beneficially owns 3,000,000 Aphria Shares, representing 1.2% of the total number of issued and outstanding Aphria Shares as of the date hereof. Such Aphria Shares were acquired by the Offeror on December 19, 2018 at a price of $7.62 per Aphria Share.

Igor Galitsky, a director of the Offeror, beneficially owns 3,000 Aphria Shares, representing less than 1% of the total number of issued and outstanding Aphria Shares as of the date hereof. Mr. Galitsky purchased 1,000 Aphria Shares on October 22, 2018 at a price of $16.20 per Aphria Share and 2,000 Aphria Shares on December 3, 2018 at a price of $7.50 per Aphria Share.

Marc Lehmann, a director of the Offeror, beneficially owns 110,000 Aphria Shares, representing less than 1% of the total number of issued and outstanding Aphria Shares as of the date hereof. Mr. Lehmann completed the following trades of Aphria Shares in the six (6) months prior to the date of this Offer to Purchase and Circular:

Number and Type of Securities	Sold/Bought	Average Price ($)	Date
5,000 Aphria Shares	Sold	10.77	August 24, 2018
8,400 Aphria Shares	Sold	12.12	August 27, 2018
10,000 Aphria Shares	Sold	11.77	August 29, 2018
10,000 Aphria Shares	Sold	12.63	August 31, 2018
40,000 Aphria Shares	Bought	14.92	September 20, 2018
20,000 Aphria Shares	Sold	12.78	October 8, 2018
11,100 Aphria Shares	Sold	15.04	October 10, 2018
10,000 Aphria Shares	Sold	15.24	October 11, 2018
40,000 Aphria Shares	Bought	14.95	October 11, 2018
31,100 Aphria Shares	Bought	14.93	October 12, 2018
10,000 Aphria Shares	Sold	15.29	October 15, 2018
25,000 Aphria Shares	Bought	14.92	October 16, 2018
40,000 Aphria Shares	Sold	13.92	October 17, 2018
40,000 Aphria Shares	Bought	13.51	October 17, 2018
15,000 Aphria Shares	Sold	15.56	October 18, 2018
12,600 Aphria Shares	Bought	13.99	October 19, 2018
10,000 Aphria Shares	Bought	12.88	October 22, 2018
87,400 Aphria Shares	Bought	11.96	October 26, 2018
5,000 Aphria Shares	Bought	9.82	October 29, 2018
5,000 Aphria Shares	Sold	10.33	October 30, 2018
5,000 Aphria Shares	Sold	12.41	November 1, 2018
10,000 Aphria Shares	Bought	11.47	November 1, 2018
5,000 Aphria Shares	Sold	12.22	November 5, 2018
15,000 Aphria Shares	Bought	11.75	November 5, 2018
5,000 Aphria Shares	Sold	12.90	November 6, 2018
10,000 Aphria Shares	Bought	12.35	November 7, 2018
20,000 Aphria Shares	Sold	9.88	November 14, 2018
10,000 Aphria Shares	Sold	9.86	November 16, 2018
19,800 Aphria Shares	Sold	7.93	November 27, 2018
10,000 Aphria Shares	Sold	8.26	November 28, 2018
15,000 Aphria Shares	Sold	6.07	December 3, 2018
10,000 Aphria Shares	Sold	4.66	December 4, 2018
5,200 Aphria Shares	Sold	5.64	December 10, 2018

No other officer or director of the Offeror, beneficially owns, directly or indirectly, or exercises control or direction over any Aphria Shares, Convertible Securities or any other securities of Aphria.

To the knowledge of the Offeror, after reasonable enquiry, no Aphria Shares, Convertible Securities or other securities of Aphria are beneficially owned, directly or indirectly, nor is control or direction exercised over any such securities, by any insider of the Offeror (other than directors or officers of the Offeror) or any associate or affiliate of any insider of the Offeror or any party acting jointly or in concert with the Offeror.

Other than as set forth herein, to the knowledge of the Offeror after reasonable enquiry, none of the Offeror or its officers and directors, nor any insider of the Offeror (other than directors or officers of the Offeror) or any associate or affiliate of any insider of the Offeror or any party acting jointly or in concert with the Offeror, has traded in any securities of Aphria during the six (6) months preceding the date hereof.

None of the Offeror nor, to the knowledge of the Offeror, after reasonable enquiry, any of its directors or officers, any associate or affiliate of an insider of the Offeror, any insider of the Offeror other than a director or officer of the

Offeror or any person acting jointly or in concert with the Offeror, has entered into any agreements, commitments or understandings to acquire any securities of Aphria.

13.	Commitments to Acquire Aphria Shares

Except pursuant to the Offer, neither the Offeror, nor, to the knowledge of the Offeror after reasonable enquiry, any associate of any director or senior officer of the Offeror, any person or company holding more than 10% of any class of equity securities of the Offeror, or any person or company acting jointly or in concert with the Offeror, has entered into any agreements, commitments or understandings to acquire any securities of Aphria.

14.	Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of Aphria and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There is no agreement, commitment or understanding made between the Offeror and Aphria relating to the Offer.

There is no agreement, commitment or understanding of which the Offeror is aware that could affect control of Aphria that the Offeror has access to and can reasonably be regarded as material to an Aphria Shareholder in deciding whether to deposit its Aphria Shares under the Offer.

15.	Effect of the Offer

If, as a result of the Offer and any subsequent transaction, the number of Aphria Shareholders is sufficiently reduced, to the extent permitted under applicable Law, the Offeror intends to cause Aphria to apply to the TSX and the NYSE to delist the Aphria Shares from both stock exchanges as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable Law, to cause Aphria to cease to be a reporting issuer (or equivalent) in Canada and the United States. The rules and regulations of the TSX and NYSE could also, upon the consummation of the Offer and/or a subsequent transaction, lead to the delisting of the Aphria Shares from such exchanges. See Section 8 of the Circular, “Purpose of the Offer and Plans for Aphria”.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Aphria Shares by the Offeror pursuant to the Offer will reduce the number of Aphria Shares that might otherwise trade publicly, as well as the number of Aphria Shareholders, and would likely adversely affect the liquidity and market value of the remaining Aphria Shares held by the public.

16.	Acquisition of Aphria Shares Not Deposited Under the Offer

If sufficient Aphria Shares are deposited under the Offer, the Offeror intends to acquire the remaining Aphria Shares pursuant to the right of Compulsory Acquisition provided in the OBCA. If the Offeror acquires less than 90% of the Aphria Shares subject to the Offer, or the right of Compulsory Acquisition is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror may, at its option, pursue other means of acquiring the remaining Aphria Shares not deposited under the Offer pursuant to a Subsequent Acquisition Transaction. The Offer is conditional upon, among other things, the Statutory Minimum Condition. These and other conditions of the Offer are described in Section 4 of the Offer to Purchase, “Conditions of the Offer”.

There is no assurance that either a Compulsory Acquisition or a Subsequent Acquisition Transaction will be completed, and the Offeror expressly reserves the right not to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction, in which case the Offer will reduce the number of Aphria Shares that might otherwise trade publicly, as well as the number of Aphria Shareholders, and would likely adversely affect the liquidity and market value of the remaining Aphria Shares held by the public.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Aphria Shares under the Offer, other than Aphria Shares held at the date of the Offer by or on behalf of the Offeror, or an affiliate or associate of the Offeror (as those terms are defined in the OBCA), then the Offeror intends to acquire the remainder of the Aphria Shares by way of a compulsory acquisition pursuant to Part 15 of the OBCA (a “Compulsory Acquisition”) for consideration per Aphria Share not less than, and in the same form as, the consideration under the Offer.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Aphria Shareholder who did not accept the Offer (and each person who subsequently acquires any such Aphria Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to Aphria the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with subsection 188(4) of the OBCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s), if any, representing the Aphria Shares held by such Dissenting Offeree to Aphria and must elect either to transfer such Aphria Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Aphria Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not, within 20 days after the Dissenting Offeree received the Offeror’s Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Aphria Shares is deemed to have elected to transfer such Aphria Shares to the Offeror on the same terms that the Offeror acquired Aphria Shares from the Aphria Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Aphria Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Aphria Shares of such Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to Aphria referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Aphria Shares to the Offeror on the terms that the Offeror acquired Aphria Shares from the Aphria Shareholders who accepted the Offer. Any judicial determination of the fair value of the Aphria Shares could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Part 15 of the OBCA are not fulfilled within 120 days after the date of the Offer, the Offeror may apply to a court having jurisdiction for an extension of such period pursuant to Section 188(21) of the OBCA.

The foregoing is a summary only of the right of Compulsory Acquisition which may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified in its entirety by the provisions of Part 15 of the OBCA. The provisions of Part 15 of the OBCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Aphria Shareholders should refer to Part 15 of the OBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about the provisions of the OBCA should consult their legal advisors. There can be no assurance that the Offeror will pursue a Compulsory Acquisition.

Please also see Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of this Circular, “Certain United States Federal Income Tax Considerations” for a discussion of certain tax consequences to Aphria Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Aphria Shares under the Offer, the right of Compulsory Acquisition described above is not available for any reason, or the Offeror chooses not to avail itself of such statutory right, the Offeror intends to pursue other means of acquiring the remaining Aphria Shares not deposited under the Offer, including, without limitation, causing one or more special meetings to be called of the then Aphria Shareholders to consider an amalgamation, statutory arrangement, capital reorganization, amendment to its articles, consolidation or other transaction involving the Offeror and/or an affiliate of the Offeror and Aphria and/or the Aphria Shareholders for the purpose of Aphria becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of the Offeror (a “Subsequent Acquisition Transaction”). If the Offeror were to proceed with a Subsequent Acquisition Transaction, it is the Offeror’s current intention that the consideration to be paid to Aphria Shareholders pursuant to any such Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

The timing and details of a Subsequent Acquisition Transaction, if any, will necessarily depend on a variety of factors, including, without limitation, the number of Aphria Shares acquired pursuant to the Offer. If after taking up Aphria Shares under the Offer the Offeror owns more than 66 2⁄3% of the outstanding Aphria Shares and sufficient votes are cast by “minority” holders to constitute a majority of the “minority” pursuant to MI 61-101, as discussed below, the Offeror should own sufficient Aphria Shares to be able to effect a Subsequent Acquisition Transaction. There can be no assurance that the Offeror will pursue a Subsequent Acquisition Transaction.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Aphria Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Aphria Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption under MI 61-101, the “related party transaction” provisions therein do not apply to such transaction. Following completion of the Offer, the Offeror may be a “related party” of Aphria for the purposes of MI 61-101, but the Offeror expects that any Subsequent Acquisition Transaction would be a “business combination” for purposes of MI 61-101 and that therefore the “related party transaction” provisions of MI 61-101 would not apply to the Subsequent Acquisition Transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or an exemption under MI 61-101, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek exemptions pursuant to MI 61-101 exempting Aphria and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal takeover bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the takeover bid, provided that certain disclosure is given in the takeover bid disclosure documents. The Offeror has provided such disclosure and currently expects that these exemptions will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the OBCA and Aphria’s constating documents may require the approval of at least 66 2⁄3% of the votes cast by holders of the outstanding Aphria Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities. If, however, following the Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Aphria Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

In relation to the Offer and any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all Aphria Shareholders other than (i) the Offeror (other than in respect of Aphria Shares acquired pursuant to the Offer as described below), (ii) any “interested party” (within the meaning of MI 61-101), (iii) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers, and (iv) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Aphria Shares acquired under the Offer as “minority” shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed not later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Aphria Shareholder who tendered such Aphria Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Aphria Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Aphria Shares. The Offeror currently intends that the consideration offered for Aphria Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Aphria Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Aphria Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction. To the knowledge of the Offeror, after reasonable enquiry, only the votes attached to Aphria Shares held by the Offeror would be required to be excluded in determining whether “minority” approval for a Subsequent Acquisition Transaction has been obtained for the purposes of MI 61-101. See Section 12 of this Circular, “Beneficial Ownership of and Trading in Securities of Aphria”.

Any such Subsequent Acquisition Transaction may also result in Aphria Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Aphria Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Aphria Shares. The fair value so determined could be more or less than the amount paid per Aphria Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to Aphria Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Aphria Shareholders in connection with the Subsequent Acquisition Transaction.

Whether or not a Subsequent Acquisition Transaction will be proposed, and the details of any such Subsequent Acquisition Transaction, including, without limitation, the timing of its implementation and the consideration to be received by the minority holders of Aphria Shares, will necessarily be subject to a number of considerations, including, without limitation, the number of Aphria Shares acquired pursuant to the Offer. Although the Offeror may propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Aphria Shares acquired under the Offer, delays in the Offeror’s ability to effect such a transaction, information hereafter obtained by the Offeror, changes in general economic, industry, regulatory or market conditions or in the business of Aphria, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. The Offeror expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Aphria Shares in accordance with applicable Law, including, without limitation, a Subsequent Acquisition Transaction on terms not described in this Circular.

If the Offeror is unable to, or determines at its option not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Aphria Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or from Aphria. Subject to applicable Law, any additional purchases of Aphria Shares could be at a price greater than, equal to, or less than the price to be paid for Aphria Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Aphria Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Aphria Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Aphria Shares under the Offer. See Section 12 of the Offer to Purchase, “Market Purchases and Sales of Aphria Shares”.

The tax consequences to an Aphria Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Aphria Shareholder of accepting the Offer. Please also see Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of this Circular, “Certain United States Federal Income Tax Considerations”.

Aphria Shareholders should consult their legal advisors for a determination of their legal rights and the tax consequences to them, having regard to their own particular circumstances with respect to a Subsequent Acquisition Transaction.

17.	Unaudited Condensed Consolidated Pro Forma Financial Statements

Aphria Shareholders should refer to Annex A to this document, which sets out the unaudited pro forma condensed consolidated statement of financial position of the Offeror as of October 31, 2018, the unaudited pro forma condensed consolidated statement of net income (loss) and comprehensive income (loss) of the Offeror for the three months ended August 31, 2018, September 30, 2018 and October 31, 2018, and the twelve months ended May 31, 2018, June 30, 2018 and October 31, 2018, after giving effect to the proposed acquisition of all of the Aphria Shares under the Offer and the Financing, the completion of which is conditional upon, among other things, the successful completion of the Offer. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and Aphria’s financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the Offer and the Financing will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized following consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Aphria Shareholders are cautioned not to put undue reliance on such unaudited pro forma consolidated financial statements. See Section 9 of this Circular, “Financing” and Section 29 of this Circular, “Risk Factors”.

18.	Certain Canadian Federal Income Tax Considerations

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, (collectively, the “Tax Act”) as of the date hereof, generally applicable to an Aphria Shareholder who, for purposes of the Tax Act and at all relevant times, holds Aphria Shares and will hold any GGB Shares acquired pursuant to the Offer as capital property, deals at arm’s length with Aphria and the Offeror, is not affiliated with Aphria or the Offeror, and who disposes of Aphria Shares to the Offeror in exchange for GGB Shares pursuant to the Offer or (to the extent addressed in this summary) otherwise disposes of Aphria Shares pursuant to certain transactions described in Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer”. An Aphria Shareholder who meets all of the foregoing requirements is referred to as a “Holder” for purposes of this summary, and this summary only addresses Holders as so defined.

Aphria Shares and GGB Shares generally will be considered capital property to a Holder for purposes of the Tax Act unless the Holder holds such shares in the course of carrying on a business of buying and selling securities or the

Holder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that any such Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary does not address holders of options, warrants or other Convertible Securities, and all such holders should consult their own tax advisors.

This summary is not applicable to Holders who acquired Aphria Shares pursuant to employee stock options or other employee compensation plans. In addition, this summary does not apply to a Holder: (a) that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act, (b) an interest in which is a “tax shelter investment” as defined in the Tax Act, (c) that is a “specified financial institution” as defined in the Tax Act, (d) that has made a “functional currency” election under Section 261 of the Tax Act, (e) that has entered into, or will enter into, with respect to Aphria Shares or GGB Shares, a “derivative forward agreement” or a “synthetic disposition arrangement”, as each of those terms are defined in the Tax Act, (f) that is exempt from tax under Part I of the Tax Act, or (g) that is a partnership for Canadian tax purposes. All such Holders should consult their own tax advisors. In addition, this summary is not applicable to a Holder where the Holder, or persons with whom the Holder did not deal at “arm’s length” (as defined for purposes of the Tax Act), or the Holder together with such persons, control the Offeror or beneficially own shares of the Offeror having a fair market value of more than 50% of the fair market value of all of the outstanding shares of the Offeror, immediately after the exchange of Aphria Shares for GGB Shares. All such Holders should also consult their own tax advisors.

Further, this summary is not applicable to a Holder that (i) is a corporation resident in Canada, and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the GGB Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in Section 212.3 of the Tax Act. Any such Holder should also consult its own tax advisor.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular person (including a Holder). This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all Aphria Shareholders (including Holders as defined above) and holders of other Aphria securities are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including with respect to the application and effect of the income and other tax Laws of any country, province or other jurisdiction that may be applicable.

Aphria Shareholders Resident in Canada

This part of the summary is applicable only to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders whose Aphria Shares might not otherwise constitute capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Aphria Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years, be deemed to be capital property. Resident Holders contemplating such an election should first consult their own tax advisors.

Disposition of Aphria Shares Pursuant to the Offer

Resident Holders who tender and deposit their Aphria Shares and whose Aphria Shares are taken up pursuant to the Offer will directly exchange their Aphria Shares with the Offeror for GGB Shares (a “Direct Exchange”).

A Resident Holder who exchanges Aphria Shares for GGB Shares in a Direct Exchange will, in general terms, be deemed to have disposed of such Aphria Shares under a tax-deferred share-for-share exchange pursuant to Section 85.1 of the Tax Act as described in paragraph (a) below, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in paragraph (b) below.

(a)

Where a Resident Holder does not include, in computing income for the year in which the exchange occurred (in the Resident Holder’s Canadian income tax return for such year), any portion of the gain or loss otherwise determined from the exchange, the Resident Holder will be deemed to have disposed of the Aphria Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Aphria Shares to the Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the GGB Shares at an aggregate cost equal to such adjusted cost base of the Aphria Shares. This cost will be averaged with the adjusted cost base of all other GGB Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each GGB Share held by the Resident Holder as capital property.

(b)

A Resident Holder may choose to recognize all of a capital gain (or capital loss) in respect of the exchange of Aphria Shares for GGB Shares by including any portion of the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the GGB Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Aphria Shares to the Resident Holder, determined immediately before the exchange. It is not possible for a Resident Holder to elect such treatment on only a portion of the capital gain (or loss) otherwise realized on the disposition of Aphria Shares. For a description of the tax treatment of capital gains and capital losses, see “Aphria Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” below. The cost of the GGB Shares acquired on such an exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other GGB Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each GGB Share held by the Resident Holder as capital property.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in that year. A Resident Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of an Aphria Share or an GGB Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including taxable capital gains realized, interest and certain dividends.

Capital gains realized by a Resident Holder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Aphria Shares Pursuant to a Compulsory Acquisition

As described in Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Aphria Shares not deposited pursuant to the process described therein. The income tax consequences to a Resident Holder of a disposition of Aphria Shares in exchange for GGB Shares in such circumstances generally will be as described above under the heading “Aphria Shareholders Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for such holder’s Aphria Shares will be considered to have disposed of such Aphria Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the amount of cash received (not including the amount of any interest awarded by the court), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of the Aphria Shares to the Resident Holder, determined immediately before the time at which the Aphria Shares are taken up by the Offeror. For a description of the tax treatment of capital gains and capital losses, see “Aphria Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” above.

Any interest awarded to a dissenting Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Aphria Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Aphria Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 16 of this, “Acquisition of Aphria Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Aphria Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Aphria Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend on the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment substantively as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Aphria Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may, among other potential impacts, realize a capital gain (or loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder.

Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Aphria Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of this Circular, “Effect of the Offer”, the Aphria Shares may cease to be listed on the TSX and the NYSE in the circumstances described therein. Resident Holders who do not exchange their Aphria Shares under the Offer are cautioned that, if the Aphria Shares are no longer listed on a “designated stock exchange” (which currently includes the TSX and the NYSE) and Aphria ceases to be a “public corporation” for purposes of the Tax Act for any reason, the Aphria Shares will not be qualified investments for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”), deferred profit sharing plans or tax-free savings accounts (“TFSAs”) (collectively, “Deferred Income Plans”). Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Holding and Disposing of GGB Shares

Dividends on GGB Shares

Dividends on GGB Shares (if any) will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Offeror, such dividend may be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual may be entitled to an enhanced dividend tax credit in respect of such dividend. GGB’s ability to pay dividends, if any, as eligible dividends for the purposes of the Tax Act may be subject to limitations under the Tax Act, and GGB has made no commitments in this regard. Dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax.

In the case of a Resident Holder of GGB Shares that is a corporation, dividends received on the GGB Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income, subject to the rules and limitations in the Tax Act. A Resident Holder of GGB Shares that is a “private corporation” (as defined in the Tax Act), or any other corporation resident in Canada and controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may also be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) on dividends received on the GGB Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

In certain circumstances, subsection 55(2) of the Tax Act will recharacterize a dividend into a capital gain or additional proceeds of disposition. Corporate Resident Holders should consult with their own tax advisors in this regard.

Disposition of GGB Shares

A disposition or deemed disposition of a GGB Share by a Resident Holder (other than a disposition to the Offeror in circumstances other than a purchase by the Offeror in the open market in the manner in which shares are normally purchased by a member of the public in the open market) will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the GGB Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Aphria Shareholders Resident in Canada – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment

Based on the current provisions of the Tax Act, the GGB Shares will be qualified investments under the Tax Act for Deferred Income Plans at any particular time, provided that, at that time, the GGB Shares are listed on a “designated stock exchange” (which currently includes the CSE) as defined in the Tax Act.

Notwithstanding that GGB Shares may be qualified investments for a trust governed by a RRSP, RRIF, RESP, RDSP or TFSA, the annuitant under an RRSP or RRIF, subscriber of an RESP or the holder of a TFSA or RDSP, will be subject to a penalty tax on such shares if such shares are a “prohibited investment” (as defined in the Tax Act). The GGB Shares will generally not be a “prohibited investment” for a relevant Deferred Income Plan, provided that (i) the holder of the TFSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or the RRIF, as the case may be, deals at arm’s length with GGB for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act) in GGB or (ii) GGB Shares are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, RRSP, RESP, RDSP or RRIF. Holders should consult their own tax advisors to ensure that the GGB Shares would not be a prohibited investment for a trust governed by a Deferred Income Plan in their particular circumstances.

Aphria Shareholders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, for purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Aphria Shares or GGB Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Aphria Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Aphria Shares pursuant to the Offer unless (i) those Aphria Shares constitute “taxable Canadian property” and, (ii) are not “treaty-protected property” as defined in the Tax Act (“treaty-protected property”). A Non-Resident Holder’s Aphria Shares would constitute treaty-protected property at a particular time if gains on the disposition of such shares would be, at that time, exempt from Canadian federal income tax under an income tax treaty or convention between Canada and the jurisdiction of residence of the Non-Resident Holder.

Generally, an Aphria Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that such share is listed on a designated stock exchange (which includes the TSX and the NYSE) at that time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, a partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, owned 25% or more of the issued shares of any class or series of shares of Aphria, and (b) more than 50% of the fair market value of the Aphria Share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” or “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). As noted below under “Aphria Shareholders Not Resident in Canada – Potential Delisting”, in certain circumstances Aphria Shares may cease to be listed on a designated stock exchange, impacting the potential status of the Aphria Shares as taxable Canadian property for purposes of the Tax Act.

Aphria Shares may also be deemed to be taxable Canadian property to the Non-Resident Holder in other circumstances for the purposes of the Tax Act. Non-Resident Holders whose Aphria Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

In the event that the Aphria Shares are considered to be taxable Canadian property and not treaty-protected property, such Non-Resident Holder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under “Aphria Shareholders Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder. Such Non-Resident Holder may be subject to the tax deferral provisions of Section 85.1 of the Tax Act as described above if such Non-Resident Holder satisfies the conditions above under the heading “Aphria Shareholders Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer” and provided that such Non-Resident Holder is, in general terms, not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. In general terms, if Section 85.1 of the Tax Act applies, the GGB Shares received in exchange for Aphria Shares that constituted taxable Canadian property to such Non-Resident Holder may be deemed to be taxable Canadian property to such Non-Resident Holder. Any capital gain (or loss) realized by a Non-Resident Holder will generally be computed in the manner described above under “Aphria Shareholders Resident in Canada –

Taxation of Capital Gains and Capital Losses”. Non-Resident Holders whose Aphria Shares may be held as taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Disposition of Aphria Shares Pursuant to a Compulsory Acquisition

As described in Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Aphria Shares not deposited pursuant to the Offer pursuant to the process described therein.

A Non-Resident Holder whose Aphria Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Aphria Shares by way of a Compulsory Acquisition. Whether an Aphria Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “Aphria Shareholders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Aphria Shares cease to be listed on a designated stock exchange (see “Aphria Shareholders Not Resident in Canada – Potential Delisting” below).

A Non-Resident Holder whose Aphria Shares are taxable Canadian property for purposes of the Tax Act and not treaty-protected property may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Aphria Shares by way of a Compulsory Acquisition. If such Non-Resident Holder receives only GGB Shares as consideration for Aphria Shares of the Non-Resident Holder, the Non-Resident may be subject to the tax deferral provisions of Section 85.1 of the Tax Act generally as described above under “Aphria Shareholders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer”.

Generally, interest paid or credited to a Non-Resident Holder in connection with a Compulsory Acquisition will not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Aphria Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Aphria Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer –Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Aphria Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Aphria Shares.

The income tax treatment to a Non-Resident Holder of a Subsequent Acquisition Transaction will depend on the exact manner in which the transaction is carried out and the consideration offered. It is not possible to comment substantively as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Aphria Shares under the Offer and will depend on the particular form and circumstances of the transaction.

Depending on the form of the transaction, a Non-Resident Holder may (among other potential impacts) realize a capital gain (or loss) and/or be deemed to receive a dividend. Whether or not a Non-Resident Holder would be subject to tax under the Tax Act on any such capital gain generally would depend in part on whether the Aphria Shares are “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act at the time of the disposition and whether such Aphria Shares constitute treaty-protected property. Whether an Aphria Share is considered to be taxable Canadian property at the time of a disposition by way of a Subsequent Acquisition Transaction will generally be determined as described above (see “Aphria Shareholders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer”), except that more stringent rules may be applied where the Aphria Shares cease to be listed on a designated stock exchange (see “Aphria Shareholders Not Resident in Canada – Potential Delisting” below).

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder, if any, will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention.

Generally, interest paid or credited to a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will not be subject to Canadian withholding tax under the Tax Act.

Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Aphria Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of this Circular, “Effect of the Offer”, the Aphria Shares may cease to be listed on the TSX and the NYSE in the circumstances described therein.

Non-Resident Holders who do not exchange their Aphria Shares pursuant to the Offer are cautioned that Aphria Shares that are not listed on a designated stock exchange at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder if, at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Aphria Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, in certain other circumstances set out in the Tax Act, Aphria Shares may also be deemed to be taxable Canadian property.

If the Aphria Shares are taxable Canadian property of the Non-Resident Holder at the time of their disposition but are not treaty-protected property, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on disposition. In addition, if such Aphria Shares constitute taxable Canadian property and are not listed on a recognized stock exchange (which includes the TSX and the NYSE) at the time of their disposition, the notification and withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act, and the Non-Resident Holder may be subject to certain Canadian federal income tax filing obligations. Holders should consult their own tax advisors in this regard.

Holding and Disposing of GGB Shares

Dividends on GGB Shares

Any dividends paid or deemed to be paid in respect of GGB Shares to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction pursuant to an applicable income tax treaty or convention.

Disposition of GGB Shares

Any capital gain realized on the disposition or deemed disposition of a GGB Share by a Non-Resident Holder (other than to the Offeror) will not be subject to tax under the Tax Act unless such share constitutes taxable Canadian property other than treaty-protected property to that Non-Resident Holder. See also the discussion regarding taxable Canadian property and treaty-protected property above in “Aphria Shareholders Not Resident in Canada – Disposition of Aphria Shares Pursuant to the Offer”. Non-Resident Holders who hold GGB Shares that are or may be “taxable Canadian property” should consult their own advisors as to the Canadian income tax consequences of disposing of their GGB Shares.

19.	Certain United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder with respect to the Offer and the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Offer or as a result of the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the Offer or the acquisition, ownership, and disposition of Aphria Shares or GGB Shares. Each U.S. Holder should consult its own tax advisors regarding the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the Offer and the acquisition, ownership, and disposition of Aphria Shares and GGB Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Offer and the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Code, U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Aphria Shares participating in the Offer (or after the Offer, GGB Shares) that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized under the Laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Aphria Shares participating in the Offer that is not a U.S. Holder and is not a partnership. This summary does not address the U.S. federal, state or local tax consequences applicable to non-U.S. Holders arising from the Offer or the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the Offer and the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Offer (whether or not any such transactions are undertaken in connection with the Offer), and does not address the following: (a) any conversion into Aphria Shares or GGB Shares of any notes, debentures or other debt instruments; (b) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any options, warrants or other rights to acquire Aphria Shares or GGB Shares; and (c) any transaction, other than the Offer, in which Aphria Shares or GGB Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Offer to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Aphria Shares (or after the Offer, GGB Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Aphria Shares (or after the Offer, GGB Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Aphria Shares (or after the Offer, GGB Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Aphria Shares (or after the Offer, GGB Shares); (i) are resident outside of the U.S.; or (j) are subject to the alternative minimum tax provisions of the Code. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Aphria Shares (or after the Offer, GGB Shares) in connection with carrying on a business in Canada; (d) persons whose Aphria Shares (or after the Offer, GGB Shares) constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the Offer and the acquisition ownership and disposition of GGB Shares received pursuant to the Offer.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Aphria Shares (or after the Offer, GGB Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Offer and the ownership of GGB Shares received pursuant to the Offer generally will depend in part on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the acquisition, ownership and disposition of GGB Shares received pursuant to the Offer.

Certain U.S. Federal Income Tax Consequences of the Offer

Consequences of Exchanging the Aphria Shares Pursuant to the Offer

In considering the tax consequences of the Offer, U.S. Holders must take into account the discussion under “Tax Consequences if Aphria is Classified as a PFIC” below.

The determination of whether the Offer will qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”) depends on the resolution of complex issues and facts, some of which will not be known until the closing of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and as a result, it is uncertain as to whether the Offer will qualify as a Reorganization or a fully taxable transaction. GGB has not determined how any Subsequent Acquisition Transaction will be structured, and as of the date of this Circular, GGB does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. As described in detail below, even if the Offer qualifies as a Reorganization, the PFIC rules may require a U.S. Holder to fully recognize gain (but not loss) if Aphria is considered a PFIC with respect to a particular U.S. Holder. All U.S. Holders of Aphria Shares should consult their own tax advisors regarding the specific U.S. federal income tax consequences of the Offer that are applicable to them.

Tax Consequences if the Offer Qualifies as a Reorganization

If the Offer qualifies as a Reorganization, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Aphria Shares for GGB Shares pursuant to the Offer;

(b)	the tax basis of a U.S. Holder in the GGB Shares acquired in exchange for Aphria Shares pursuant to the Offer will be equal to such U.S. Holder’s tax basis in the Aphria Shares exchanged;

(c)	the holding period of a U.S. Holder for the GGB Shares acquired in exchange for Aphria Shares pursuant to the Offer will include such U.S. Holder’s holding period for Aphria Shares; and

(d)

U.S. Holders who exchange Aphria Shares for GGB Shares pursuant to the Offer generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the exchange occurs, and to retain certain records related to the Offer.

If a U.S. Holder acquired different blocks of Aphria Shares at different times or at different prices, the U.S. Holder’s tax basis and holding period in the GGB Shares received will be determined separately for each block of Aphria Shares. U.S. Holders that hold Aphria Shares with differing bases or holding periods are urged to consult their tax advisors as to the determination of the bases and holding periods of the GGB Shares received pursuant to the Offer.

Treatment of the Offer as a Taxable Transaction

If the Offer does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)

a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the GGB Shares received in exchange for Aphria Shares pursuant to the Offer and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in the Aphria Shares exchanged;

(b)	the tax basis of a U.S. Holder in the GGB Shares received in exchange for Aphria Shares pursuant to the Offer would be equal to the fair market value of such GGB Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the GGB Shares received in exchange for Aphria Shares pursuant to the Offer will begin on the day after the date of receipt.

If Aphria is not classified as a PFIC for any tax year in which a U.S. Holder held Aphria Shares, any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Aphria Shares were held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

Tax Consequences if Aphria is Classified as a PFIC

A U.S. Holder of Aphria Shares would be subject to special, potentially adverse tax rules in respect of the Offer if Aphria was classified as a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) for any tax year during which such U.S. Holder holds or held Aphria Shares.

A non-U.S. corporation is classified as a PFIC for each tax year in which: (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes); or (ii) on the quarterly average for such tax year, 50% or more (by value) of its assets either produce or are held for the production of passive income. For purposes of the PFIC provisions, “passive income” generally includes dividends, interest, royalties, rents, and gains from commodities or securities transactions. In determining whether or not it is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

GGB does not know whether Aphria was classified as a PFIC during one or more prior tax years or will be classified as a PFIC for its current tax year.

Under proposed U.S. Treasury Regulations, absent application of the “PFIC-for-PFIC Exception” discussed below, if Aphria is classified as a PFIC for any tax year during which a U.S. Holder holds or has held Aphria Shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the Offer. Under the PFIC rules, the following tax consequences would result with regard to such U.S. Holder’s U.S. federal income tax liability with respect to the exchange of Aphria Shares pursuant to Offer:

•	the acquisition of Aphria Shares pursuant to the Offer may be treated as a taxable exchange even if such transaction qualifies as a Reorganization as discussed above;

•	any gain on the exchange of Aphria Shares will be allocated rateably over such U.S. Holder’s holding period;

•	the amount allocated to the current tax year and to any tax year prior to the first year in which Aphria was classified as a PFIC will be taxed as ordinary income in the current year;

•	the amounts allocated to each of the other tax years will be subject to tax as ordinary income at the highest rate of tax in effect for the applicable class of taxpayer for that year;

•

an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Holders; and

•	any loss realized would generally not be recognized if the Offer qualifies as a Reorganization.

A U.S. Holder that has made a “Mark-to-Market Election” under Section 1296 of the Code or a timely and effective election to treat Aphria as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) generally may mitigate the PFIC consequences described above with respect to the Offer. In order to make a “Mark-to-Market Election”, Aphria Shares must be “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations. Also, in order to make the QEF Election, Aphria must track and make certain information available to its shareholders.

U.S. Holders should be aware that there can be no assurances that Aphria has or will satisfy the record keeping requirements that apply to a QEF, or that Aphria has or will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that Aphria is a PFIC during its current tax year or was a PFIC during any prior tax year. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Aphria Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules or any Mark-to-Market Election or QEF Election. A shareholder of PFIC stock who does not make a timely QEF Election is referred to for purposes of this summary as a “Non-Electing Shareholder”.

Under certain proposed U.S. Treasury Regulations:

•

a Non-Electing Shareholder does not recognize gain in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC so long as such Non-Electing Shareholder receives in exchange stock of another corporation that qualifies as a PFIC for its tax year that includes the day after the date of transfer (for purposes of this summary, this exception will be referred to as the “PFIC-for-PFIC Exception”); and

•

a Non-Electing Shareholder generally does recognize gain (but not loss) in a Reorganization where the Non-Electing Shareholder transfers stock in a PFIC and receives in exchange stock of another corporation that does not qualify as a PFIC for its tax year that includes the day after the date of transfer.

As discussed below, based on current business plans and financial expectations, GGB anticipates that it should not be a PFIC for its current tax year ending June 30, 2019, and for the foreseeable future. Accordingly, if the proposed U.S. Treasury Regulations were finalized and made applicable to the Offer (even if this occurs after the Effective Date of the Offer), it is likely that the PFIC-for-PFIC Exception will not be available to U.S. Holders with respect to the Offer. PFIC classification is factual in nature, and generally cannot be determined until the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurances regarding the PFIC status of GGB during the tax year which includes the day after the Effective Date of the Offer or the availability of the PFIC-for-PFIC Exception.

Each U.S. Holder should consult its own tax advisors regarding the potential application of the PFIC rules to the exchange of Aphria Shares for GGB Shares pursuant to the Offer, and the information reporting responsibilities in connection with the Offer.

Transfer of Aphria Shares Not Exchanged Pursuant to the Offer

As described under Section 16 of this Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer”, GGB may, in certain circumstances, acquire Aphria Shares not deposited under the Offer pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A U.S. Holder whose Aphria Shares are acquired in exchange for GGB Shares pursuant to a Compulsory Acquisition should be subject to tax consequences generally similar to those described above under “Consequences of Exchanging the Aphria Shares Pursuant to the Offer”. The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same or materially different than the tax consequences described above. GGB does not expect that the U.S. federal income tax consequences to U.S. Holders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. U.S. Holders should consult their own tax advisors for advice with respect to the income tax consequences of having their Aphria Shares acquired pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction, including the consequences of exercising dissent rights pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

A U.S. Holder that exercises dissent rights in any Compulsory Acquisition or Subsequent Acquisition Transaction and is paid cash in exchange for all of such U.S. Holder’s Aphria Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar amount of cash received by such U.S. Holder in exchange for Aphria Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in such

Aphria Shares surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Aphria Shares have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of GGB Shares

The following discussion is subject to the PFIC rules discussed below under “Passive Foreign Investment Company Rules Relating to the Ownership of GGB Shares”.

Distributions with Respect to GGB Shares

A U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Code Section 305) with respect to the GGB Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of GGB, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of GGB, such distribution will be treated: (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the GGB Shares; and (b) thereafter, as gain from the sale or exchange of such shares (see more detailed discussion below under the heading “Disposition of GGB Shares”). GGB may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by GGB with respect to GGB Shares will constitute ordinary dividend income. Dividends paid on the GGB Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations. Subject to applicable limitations and provided GGB is eligible for the benefits of the Canada-U.S. Tax Convention or the GGB Shares are readily tradable on a United States securities market, dividends paid by GGB to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that GGB not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Dispositions of GGB Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of GGB Shares in an amount equal to the difference, if any, between: (a) the U.S. dollar amount of cash plus the fair market value of any property received; and (b) such U.S. Holder’s tax basis in the GGB Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the GGB Shares are held for longer than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules Relating to the Ownership of GGB Shares

If GGB is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of GGB Shares. The U.S. federal income tax consequences of owning and disposing of GGB Shares if GGB is or becomes a PFIC are described below.

If GGB were to constitute a PFIC for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of GGB Shares.

Based on current business plans and financial expectations, GGB expects that it will not be a PFIC for its current tax year and for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of GGB as a PFIC has been obtained or is currently planned to be requested. The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that GGB will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by GGB (or any subsidiary of GGB) concerning its PFIC status. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of GGB and any subsidiary of GGB, the application of the PFIC rules to the GGB Shares and the consequences of being treated as the owner of subsidiary PFICs.

In any tax year in which GGB is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If GGB were a PFIC in any tax year during which a U.S. Holder held GGB Shares, such holder generally would be subject to special rules with respect to any “excess distribution” made by GGB on the GGB Shares and with respect to gain from the disposition of the GGB Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the GGB Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from GGB during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the GGB Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the GGB Shares rateably over its holding period for the GGB Shares. Such amounts allocated to the tax year of the disposition or excess distribution and to any tax year prior to the first year in which GGB was a PFIC would be taxed as ordinary income, and amounts allocated to all other tax years would be taxed as ordinary income at the highest tax rate in effect for each such tax year and an interest charge at a rate applicable to underpayments of tax would apply. Any loss realized on the disposition of GGB Shares would generally not be recognized.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that GGB is a PFIC, GGB can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to GGB or any subsidiary of GGB that also is classified as a PFIC. In addition, no assurance can be provided that GGB Shares will be “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations, which is required in order to make the “Mark-to-Market Election”. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the acquisition, ownership and disposition of GGB Shares, and the availability of certain U.S. tax elections under the PFIC rules for GGB and any subsidiary of GGB that is also a PFIC.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer or in connection with the ownership or disposition of GGB Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the GGB Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisors regarding the foreign tax credit rules.

Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of GGB Shares, or on the sale, exchange or other taxable disposition of GGB Shares, or any Canadian dollars received as a result of Aphria Shareholders exercising dissent rights under a Compulsory Acquisition or Subsequent Acquisition Transaction, generally will be equal to the U.S. dollar value of such Canadian dollars based on the exchange rate applicable on the date of receipt (regardless of whether such Canadian dollars are converted into U.S. dollars at that time). A U.S. Holder that receives Canadian dollars and converts such Canadian dollars into U.S. dollars at a conversion rate other than the rate in effect on the date of receipt may have a foreign currency exchange gain or loss, which generally would be treated as U.S. source ordinary income or loss for foreign tax credit purposes.

Taxable dividends with respect to GGB Shares that are paid in Canadian dollars will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Aphria Shares or GGB Shares and net gains from the disposition of the Aphria Shares or GGB Shares. Further, certain complex rules apply if Aphria and/or GGB were treated as a PFIC. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Aphria Shares or GGB Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. Penalties for failure to file certain of these information returns are substantial. A US Holder may also be required specifically to report a sale or other taxable disposition of the GGB Shares to the IRS if it recognises a foreign currency or other loss from a single transaction that exceeds, in the case of an individual or trust, USD$50,000 in a single taxable year or, in other cases, various higher thresholds. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of: (a) distributions on the GGB Shares; (b) proceeds arising from the sale or other taxable disposition of GGB Shares; or (c) any payments received in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction generally may be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder: (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9); (ii) furnishes an incorrect U.S. taxpayer identification number; (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax; or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

20.	Offerees’ Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides securityholders of Aphria with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Aphria Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

21.	Material Changes and Other Information

Except as disclosed elsewhere in this Circular or as publicly disclosed by Aphria, the Offeror has no information which indicates any material change in the affairs of Aphria since the date of the last published financial statements of Aphria, and the Offeror has no knowledge of any other matter that has not previously been generally disclosed but that would reasonably be expected to affect the decision of the Aphria Shareholders to accept or reject the Offer.

22.	Regulatory Matters

Competition Act

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (each, a “Notifiable Transaction”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within ten (10) days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction each submits a Notification, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). If the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal (the “Tribunal”) as established by subsection 3(1) of the Competition Tribunal Act (Canada) in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

The parties to a transaction are legally entitled to complete their transaction: (a) upon expiry of the applicable statutory waiting period; (b) upon the Commissioner’s issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”); or (c) upon the Commissioner’s issuance of a letter indicating that he does not, at that time, intend to challenge the transaction by making an application to the Tribunal under Section 92 of the Competition Act while reserving the Commissioner’s statutory right to challenge the transaction before the Tribunal at any time within one year of the transaction being completed (a “No-Action Letter”) together with either (i) expiry of the applicable statutory waiting period; or (ii) waiver of the Notification requirement and, accordingly, the applicable waiting period.

At any time before a “merger” (as defined in the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Tribunal may issue such an order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Tribunal finds, on application made by the Commissioner, that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year after the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Tribunal may order a person to take any other action. The Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The transactions contemplated by the Offer constitute a “merger” and based on the publicly available financial information regarding Aphria, most notably its most recently completed audited annual financial statements, the Offeror believes the transactions constitute a Notifiable Transaction. The obligation of the Offeror to complete the Offer is, among other things, subject to the condition that, either (i) the Offeror receives an ARC; or (ii) the Offeror receives a No-Action Letter and there is an expiry, termination or waiver of the waiting period under Part IX of the Competition Act, in either case on terms satisfactory to the Offeror, exercising its sole judgement (“Competition Act Approval”). See Section 4 of the Offer to Purchase, “Conditions of the Offer”.

Cannabis Act

The Cannabis Act requires that all activities undertaken with cannabis (including but not limited to: possession, cultivation, processing, testing, packaging and sale) be undertaken in accordance with one or more active licences, permits, authorizations and/or clearances issued by Health Canada. In addition, the Cannabis Act requires the identification and security clearance of certain individuals associated with the licence holder.

The transactions contemplated by the Offer will require the transfer and/or issuance of licences, permits, authorizations and clearances by Health Canada in order for the Offeror to be able to operate the business of the combined company following completion of the Offer in compliance with applicable Laws.

23.	Depositary and Information Agent

The Offeror has engaged Kingsdale to act as Depositary for the receipt of certificate(s) or DRS Statement(s) in respect of Aphria Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer, and as Information Agent to provide information to holders of Aphria Shares in connection with the Offer. Kingsdale will receive reasonable and customary compensation from the Offeror for its services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror has also agreed to indemnify Kingsdale against certain liabilities and expenses in connection with the Offer, including certain liabilities under applicable Canadian Securities Laws.

No fee or commission is payable by any Aphria Shareholder who transmits its Aphria Shares directly to the Depositary and Information Agent. If you hold Aphria Shares through a broker or other nominee and such broker or nominee deposits the Aphria Shares on your behalf, the broker or nominee may charge a fee for performing this service. Questions and requests for assistance concerning the Offer should be made directly to the Depositary and Information Agent.

Kingsdale can be contacted by telephone at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America) or by email at contactus@kingsdaleadvisors.com.

24.	Financial Advisor, Dealer Manager and Soliciting Dealer Group

The Offeror may, in its sole discretion, also retain the services of one or more dealer manager(s) as it determines, to form and manage a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of the TSX to solicit acceptances of the Offer from persons who are resident in Canada on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. Each member of the Soliciting Dealer Group is referred to herein as a “Soliciting Dealer”.

The Offeror expects that if a dealer manager is engaged and/or a Soliciting Dealer Group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit or tender their Aphria Shares to the Offer. Soliciting Dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Aphria Share deposited or tendered to the Offer by clients of or served by the investment advisor or registered representative.

Holders of Aphria Shares will not be required to pay any fee or commission if they accept the Offer by depositing their Aphria Shares directly with the Depositary and Information Agent or if they make use of the services of a Soliciting Dealer, if any, to accept the Offer. However, an investment advisor, broker, bank, trust company or other intermediary through whom Aphria Shareholders own Aphria Shares may charge a fee to tender any such Aphria Shares on their behalf. Aphria Shareholders should contact the Depositary and Information Agent or a broker or dealer for assistance in accepting the Offer and depositing their Aphria Shares with the Depositary and Information Agent.

Except as set out herein, the Offeror has not agreed to pay any fees or commissions to any stockbroker, dealer or other person for soliciting tenders of Aphria Shares under the Offer; provided that the Offeror may make other arrangements with soliciting dealers, dealer managers or information agents, either within or outside Canada, for customary compensation during the Offer period if it considers it appropriate to do so.

25.	Expenses of the Offer

The Offeror estimates that if it acquires any and all of the Aphria Shares, including any Aphria Shares issued following the date hereof pursuant to the exercise of Convertible Securities, pursuant to the Offer, the total cash amount of related fees and expenses, including legal, financial advising, accounting, filing and printing costs, the cost of preparation and mailing the Offer, will be approximately $20,000,000 in expenses.

26.	Benefits from the Offer

Other than as disclosed elsewhere in this Circular, no person named in Section 12 of this Circular, “Beneficial Ownership of and Trading in Securities of Aphria”, will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Aphria Shareholder who deposits Aphria Shares to the Offer.

27.	Experts

The audited consolidated financial statements of the Offeror for the year ended June 30, 2018 incorporated by reference in this Offer to Purchase and Circular have been audited by MNP LLP, chartered professional accountants, as stated in its report in respect thereof dated September 13, 2018, which is incorporated by reference into this Offer to Purchase and Circular. The audited consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP has confirmed that it is independent of the Offeror within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

28.	Legal Matters

Legal matters on behalf of the Offeror will be passed upon by, and the opinion contained in Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations”, has been provided by, Norton Rose Fulbright Canada LLP, counsel to the Offeror. As of the date of this Circular, the partners and associates of Norton Rose Fulbright Canada LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of Aphria.

29.	Risk Factors

Aphria Shareholders should carefully consider the following risk factors related to the Offer and the Offeror and the risks set out in the documents incorporated by reference in this Offer to Purchase and Circular. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely affect the successful completion of the Offer or the business, operations, prospects, financial condition, financial performance, cash flows or reputation of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Offer may not be completed for a variety of reasons

In addition to various risks identified under the heading “Forward-Looking Statements and Information”, completion of the Offer is subject to satisfaction or waiver of a number of conditions, certain of which are outside the control of the Offeror, including, but not limited to Aphria Shareholders tendering a sufficient number of Aphria Shares to the Offer, and the Offeror obtaining the Regulatory Approvals, as needed. There is no certainty, nor can the Offeror provide any assurance, that the conditions of the Offer will be satisfied.

If the Offer is completed, the market for Aphria Shares may be adversely affected, Aphria Shares may be delisted and Aphria may cease to be a reporting issuer.

The purchase of any Aphria Shares under the Offer will reduce the number of Aphria Shares that might otherwise trade publicly, as well as the number of Aphria Shareholders, and, depending on the number of Aphria Shareholders participating in the Offer and the number of Aphria Shares deposited by such Aphria Shareholders under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Aphria Shares held by the public.

After the purchase of the Aphria Shares under the Offer, the Offeror may be able to cause Aphria to eliminate any public reporting obligations of Aphria under applicable Securities Laws. The rules and regulations of the TSX and the NYSE establish certain criteria that, if not met, could lead to the delisting of the Aphria Shares from the TSX and the NYSE. Although it is possible that the Aphria Shares could be traded on other securities exchanges or in the over-the-counter market, and price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Aphria Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Aphria Shares remaining at such time and the interest in maintaining a market in the Aphria Shares on the part of securities firms. The Offeror intends to cause Aphria to apply to delist the Aphria Shares from the TSX and the NYSE as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Aphria Shares are delisted and if Aphria ceases to be a “public corporation” for the purposes of the Tax Act of any reason, Aphria Shares may cease to be qualified investments for trusts governed by RRSPs, RRIFs, RESPs, RDSPs, deferred profit sharing plans and TFSAs. Delisting can also have adverse tax consequences to non-resident Aphria Shareholders, as described in Section 18 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

Because the market price of GGB Shares will fluctuate, Aphria Shareholders cannot be sure of the market price of the GGB Shares they will receive, and such value may be materially different than expected.

Pursuant to the Offer, Aphria Shareholders who tender their Aphria Shares to the Offer (including any Aphria Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities) will receive 1.5714 GGB Shares in exchange for each Aphria Share. The number of GGB Shares per Aphria Share will not be adjusted to reflect any change in the market value of GGB Shares that may occur prior to the time of take up of Aphria Shares under the Offer. The market price of GGB Shares will continue to fluctuate after the date of the Offer and may vary significantly from the market prices on the dates referenced in this Offer to Purchase and Circular or the offering price established for the purposes of completing the Financing. Accordingly, Aphria Shareholders will not know or be able to determine the market price of the GGB Shares they will receive upon completion of the Offer, the Compulsory Acquisition or a Subsequent Acquisition Transaction until their Aphria Shares are taken up and paid for. Thereafter, the market price of the GGB Shares will also continue to fluctuate. It is possible that, at the time of the completion of the Offer or the Compulsory Acquisition or a Subsequent Acquisition Transaction, the Aphria Shares held by Aphria Shareholders may have a greater market price than the GGB Shares for which they are exchanged. The market price of GGB Shares on the date of this Offer to Purchase and Circular or at any time after or the price that is contemplated in the

Financing may not be indicative of the market price of GGB Shares that Aphria Shareholders will receive upon completion of the Offer or the Compulsory Acquisition or a Subsequent Acquisition Transaction. The market prices of GGB Shares and Aphria Shares are subject to general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility in the past. Share price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of GGB and Aphria. Market assessments of the benefits of the Offer and the likelihood that the Offer will be completed, as well as general and industry-specific market and economic conditions, may also impact market prices of GGB Shares and Aphria Shares. Many of these factors are beyond the Offeror’s control. You should obtain current market quotations for GGB Shares and for Aphria Shares. See also Section 9 of this Circular, “Financing”.

The Offeror may not be able to complete the Financing on the terms currently contemplated, or at all.

The Financing has not been completed, and there can be no assurance that the Financing will be completed or, if completed, what the terms of the Financing would be. Completion of the Financing is conditional upon the successful completion of the Offer and the Financing is not contemplated to be consummated until following the date on which the Offeror takes-up the Aphria Shares under the Offer. The Financing may not be completed due to a variety of factors that are beyond the Offeror’s control. If completed, the Financing may have terms, including, but not limited to, the issuance price per GGB Share, that are different than the terms currently expected and set forth in this Offer to Purchase and Circular. Conditions to the completion of the Financing may fail to be satisfied following the time at which the Offeror takes up and pays for any Aphria Shares that are validly tendered to the Offer and not validly withdrawn, and such former Aphria Shareholders will neither be entitled to any notice that the Financing will not be completed nor have any ability to withdraw such Aphria Shares.

Former Aphria Shareholders who tendered Aphria Shares to the Offer and did not validly withdraw such Aphria Shares will not have any ability to withdraw such Aphria Shares following the take up of Aphria Shares under the Offer in the event that, following the date that the Offeror takes-up the Aphria Shares under the Offer, the Financing is not completed or is not completed on the terms set forth herein.

The issuance of GGB Shares as consideration under the Offer could adversely affect the market price of GGB Shares after the take up of Aphria Shares under the Offer.

If the fully diluted Aphria Shares are tendered to the Offer, a significant number of additional GGB Shares will be available for trading in the public market. The overall increase in the number of GGB Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and consequently the market price of, GGB Shares. The perceived risk of substantial sales of GGB Shares, as well as any actual sales of such GGB Shares in the public market, could adversely affect the market price of GGB Shares.

The acquisition of all of the outstanding Aphria Shares might not be successfully completed without the possibility of Aphria Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Aphria Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Aphria Shareholders having the right to dissent and demand payment of the fair value of their Aphria Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Aphria Shareholders for their Aphria Shares that is different from the consideration to be paid under the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Aphria Shareholders exercising dissent rights in respect of a substantial number of Aphria Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to an Aphria Shareholder under the Offer may differ materially from the tax consequences to an Aphria Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction or if a Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed, the trading liquidity for Aphria Shares not deposited under the Offer will be reduced, which might affect the price of the Aphria Shares and the ability of an Aphria Shareholder to dispose of its Aphria Shares.

If the Offer is completed, the liquidity and market value of any remaining Aphria Shares, prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, held by the public could be adversely affected by the fact that they will be held by a smaller number of holders. The purchase of any Aphria Shares by the Offeror pursuant to the Offer will reduce the number of Aphria Shares that might otherwise trade publicly, as well as the number of Aphria Shareholders, and, depending on the number of Aphria Shareholders depositing and the number of Aphria Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Aphria Shares held by the public. In addition, if the Offeror is unable to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, the liquidity and market value of the Aphria Shares held by the public will likely be adversely affected. After the purchase of the Aphria Shares under the Offer, it may be possible for Aphria to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province of Canada. If such requirements are eliminated, Aphria will cease filing periodic reports with the Canadian Securities Administrators and or the SEC, which may further impact the value of the Aphria Shares.

The rules and regulations of the TSX and the NYSE establish certain criteria that, if not met, could lead to the delisting of the Aphria Shares from such exchanges. Among such criteria are the number of shareholders, the number of Aphria Shares publicly held and the aggregate market value of the Aphria Shares publicly held. Depending on the number of Aphria Shares purchased under the Offer, it is possible that Aphria would fail to meet the criteria for continued listing on the TSX or the NYSE. If this were to happen, the Aphria Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Aphria Shares. The Offeror intends to cause Aphria to apply to delist the Aphria Shares from the TSX and the NYSE as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Aphria Shares are delisted and Aphria ceases to be a “public corporation” for the purposes of the Tax Act, Aphria Shares would cease to be qualified investments for trusts governed by RRSPs, RESPs, RRIFs, TFSAs, and deferred profit sharing plans. Delisting can also have adverse tax consequences to non-resident Aphria Shareholders, as described under “Certain Canadian Federal Income Tax Considerations” in Section 18 of this Circular.

After consummation of the Offer, Aphria could be a majority-owned subsidiary of the Offeror and the Offeror’s interest could differ from that of the remaining minority Aphria Shareholders.

After consummation of the Offer (which may result in the Offeror holding less than 100% of the issued and outstanding Aphria Shares), the Offeror would have the ability to elect the directors of Aphria, appoint new management or approve certain actions requiring the approval of Aphria Shareholders, including, in the event the Offeror acquires at least 66 2/3% of the issued and outstanding Aphria Shares, adopting certain amendments to Aphria’s constating documents and approving mergers or sales of Aphria’s assets. In particular, after the consummation of the Offer, the Offeror intends to exercise its statutory right of Compulsory Acquisition, if available, to acquire all of the Aphria Shares not deposited under the Offer or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such right, to integrate Aphria and the Offeror, by a Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Aphria Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to Aphria may differ from, and conflict with, those of any remaining minority Aphria Shareholders.

Change of control provisions in Aphria’s agreements triggered upon the acquisition of Aphria may lead to adverse consequences.

Aphria may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Aphria Shares representing a majority of the voting rights of Aphria. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect Aphria’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Aphria and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of Aphria or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of Aphria and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of Aphria information in this Offer to Purchase and Circular.

The Offeror has not had access to Aphria’s detailed accounting records or other non-public books and records. The Offeror has not been able to independently assess or verify the information in Aphria’s publicly filed documents, including its financial statements. As a result, all historical information regarding Aphria contained herein, including all of Aphria’s financial information and all pro forma financial information reflecting the pro forma effects of a combination of Aphria and the Offeror derived in part from Aphria’s financial information, has been derived, by necessity, from Aphria’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of Aphria’s publicly disclosed information, any inaccuracy or material omission in Aphria’s publicly available information, including the information about or relating to Aphria contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of Aphria and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Aphria Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate Aphria into its business. In addition, many operational and strategic decisions regarding the integration have not yet been made, including decisions about the integration of the assets, systems and personnel of the two companies, as well as risks relating to possible unanticipated liabilities, unanticipated costs and the loss of key employees. There can be no assurance that the operational or other synergies that the Offeror expects to realize in the combined company will be ultimately realized, or that the integration of the operations of both companies will be timely or effectively accomplished, or will ultimately result in cost reductions.

The Offeror may have difficulty accessing banks and financial services

The Offeror may have difficulty accessing the services of banks, which may make it difficult for the Offeror to operate. Since the use of cannabis is illegal under U.S. federal Law, and in light of concerns in the banking industry regarding money laundering and other federal financial crime related to cannabis, U.S. banks have been reluctant to accept deposit funds from businesses involved with the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Likewise, cannabis businesses have limited, if any, access to credit card processing services. As a result, cannabis businesses in the U.S. may be cash-only. This complicates the implementation of financial controls and increases security issues. The inability to open or maintain bank accounts or take credit cards may make it difficult for the Offeror to operate. The lack of banking and financial services presents unique and significant challenges to businesses in the cannabis industry. The potential lack of a secure place in which pay creditors through the issuance of cheques and the inability to secure traditional forms of operational financing, such as lines of credit, are some of the many challenges presented by the unavailability of traditional banking and financial services.

The Offeror is an early stage company that lacks an established operating history

The Offeror’s business has only recently been established and has no history of earnings. The Offeror’s lack of operating history may make it difficult for investors to evaluate the Offeror’s prospects for success. There is no assurance that the Offeror will be successful and the likelihood of success must be considered in light of its relatively early stage of operations. The Offeror’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Offeror’s revenue, EBITDA and expenses may differ materially from the revenue, EBITDA and expenses profits provided in this presentation. Such information is presented for illustrative purposes only. The process for estimating the Offeror’s revenue, EBITDA and expense requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in preparing this presentation may not prove to be accurate, and other factors may affect the Offeror’s financial condition or results of operations. Any potential decline in the Offeror’s financial condition or results of operations may negatively impact the ability to pay amounts on its issued and outstanding convertible debentures and the Offeror’s ability to complete a business combination. Some of the financial information on which the information in this presentation is based has been provided by third parties, which financial information management believes to be reliable but there can be no assurances that such information is accurate. The development of the business of the Offeror and its ability to execute on the acquisition opportunities described herein will depend, in part, upon the amount of additional financing available. Failure to obtain sufficient financing may result in delaying, scaling back, eliminating or indefinitely postponing the acquisitions and the business of the Offeror’s current or future operations. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be acceptable. Part of the Offeror’s business strategy includes acquiring and integrating complementary businesses, products, or other assets, and forming strategic alliances, joint ventures and other business combinations, to help drive future growth. Acquisitions or similar arrangements may be complex, time consuming and expensive. In particular, there can be no assurance that any acquisition opportunities will be completed or, if completed, will be completed within the proposed timeframe or on terms that are exactly the same as or similar to those disclosed in this presentation. There can be no assurance that future acquisition opportunities may arise and, if they do, that the Offeror will be able to consummate such acquisition opportunities. The Offeror may not be able to consummate negotiations for acquisitions or other arrangements, which could result in significant diversion of management and other employee time, as well as substantial out-of-pocket costs. In addition, there are a number of legal, financial and reputational risks relating to closing transactions. If such transactions are not completed for any reasons, the Offeror will be subject to such risks and uncertainties.

Additional financing presents a risk of dilution to existing shareholders

The Offeror will require equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. The Offeror’s inability to raise financing of fund capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon future profitability. If additional funds are raised through further issuances of equity or convertible debt securities (for example, the Financing, if completed), existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to holders of GGB Shares. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Offeror to obtain additional capital and to pursue business opportunities.

Fluctuation in the exchange rates of foreign currencies may negatively impact the Offeror’s business, financial condition and results of operations.

The Offeror has operations in the United States which generate a significant portion of its sales, and incurs a significant portion of its expenses in currencies other than the Canadian dollar. To the extent that the Offeror is unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on the Offeror’s financial results. In particular, currency fluctuations between the Canadian dollar and the U.S. dollar affect the Offeror’s results as reported in Canadian dollars. These fluctuations could adversely affect the Offeror’s revenues and results of operations.

30.	Documents Filed as Part of the Registration Statement

The following documents have been filed with the SEC as part of the Registration Statement and the Tender Offer Statement: (i) this Offer to Purchase and Circular; (ii) the Letter of Transmittal; (iii) the Notice of Guaranteed Delivery; (iv) press releases related to the Offer, dated December 27, 2018, December 31, 2018 and January 22, 2019; (v) the documents listed in Section 3 of this Circular, “Documents Incorporated by Reference and Further Information”; (vi) powers of attorney pursuant to which the Registration Statement was, or amendments to the Registration Statement may be, signed; and (vii) consents of legal counsel and auditors.

31.	Exemption from National Instruments

The Offeror has been exempted from the restricted security requirements under National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”) (Sections 12.2 and 12.3) and Form 41-101F1 – Information Required in a Prospectus (Sections 1.13 and 10.6), including that the GGB Shares be referred to using a term or a defined term that includes a restricted security term. As a condition of obtaining the requested exemption, the Offeror is required to make the following disclosure related to characteristics of the PV Shares and GGB Shares:

•

The PV Shares constitute subject securities (as defined in NI 41-101, National Instrument 51-102 – Continuous Disclosure Obligations and Ontario Securities Commission Rule 56-501 – Restricted Shares) and the Offeror’s only issued and outstanding subject securities are the PV Shares.

•	The Offeror’s authorized share capital consists of (i) an unlimited number of GGB Shares; and (ii) an unlimited number of PV Shares.

•	The GGB Shares may at any time, at the option of the holder thereof, be converted into PV Shares on the basis of 500 GGB Shares for one PV Share.

•	The PV Shares may at any time, at the option of the holder thereof, be converted into GGB Shares on the basis of 500 GGB Shares for one PV Share.

•

Each PV Share is entitled to dividends if, as and when dividends are declared by the board of directors of GGB, with each PV Share being entitled to 500 times the amount paid or distributed per GGB Share.

•

In the event of the liquidation, dissolution or winding-up of the Offeror, the holders of PV Shares are entitled to participate in the distribution of the remaining property and assets of the Offeror, with each PV Share being entitled to 500 times the amount distributed per GGB Share, and otherwise without preference or distinction among or between the shares.

•

The holders of the GGB Shares and PV Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Offeror, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the OBCA.

•	The GGB Shares will carry one vote per share and the PV Shares will carry 500 votes per share.

•

The rights, privileges, conditions and restrictions attaching to the GGB Shares and PV Shares may be modified if the amendment is authorized by not less than 66 2⁄3% of the votes cast at a meeting of holders of the GGB Shares and PV Shares duly held for that purpose. However, if the holders of PV Shares, as a class, or the holders of GGB Shares, as a class, are to be affected in a manner materially different from such other class of shares, the amendment must, in addition, be authorized by not less than 66 2⁄3% of the votes cast at a meeting of the holders of the class of such shares which is affected differently.

•

No subdivision or consolidation of the GGB Shares or PV Shares may be carried out unless, at the same time, the GGB Shares or PV Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis, so as to preserve the relative rights of the holders of each class of shares.

See also Section 2 of this Circular, “Certain Information Concerning Securities of the Offeror – GGB Shares” and “Certain Information Concerning Securities of the Offeror – Proportionate Voting Shares”.

32.	Directors’ Approval

The contents of the Offer to Purchase and this Circular have been approved, and the sending thereof to the Aphria Shareholders has been authorized by the board of directors of the Offeror.

GLOSSARY

In this Offer to Purchase and Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“affiliate”	unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario);

“Agent’s Message”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Book-based Transfer (CDS and DTC)”;

“Alternative Transaction”	has the meaning ascribed thereto in NI 62-104;

“AMF”	means the Québec Autorité des marchés financiers;

“Aphria”	means Aphria Inc., a company amalgamated under the laws of Ontario;

“Aphria Shareholders”	means holders of Aphria Shares;

“Aphria Shares”	means common shares in the capital of Aphria as constituted on the date hereof, together with any Aphria Shares that are issued subsequent to the date hereof but prior to the Expiry Time upon the conversion, exchange or exercise of any Convertible Securities;

“Appointee”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

“ARC”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“associate”	unless otherwise indicated, has the meaning ascribed thereto in the Securities Act (Ontario);

“ATOP”	means the Automated Tender Offer Program system operated by DTC;

“Backstop Investor”	has the meaning ascribed thereto in Section 9 of the Circular, “Financing”;

“Black Sparrow”	means Black Sparrow Capital Corp.;

“Book-based Transfer”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Book-based Transfer (CDS and DTC)”;

“Business Combination”	has the meaning ascribed thereto in Section 2 of the Circular, “Certain Information Concerning Securities of the Offeror – Price Range and Trading Volumes of GGB Shares”;

“business day”	means any day other than a Saturday, Sunday or day that is observed as a statutory or civic holiday in Toronto, Ontario;

“Canaccord”	means Canaccord Genuity Corp.;

“Canada-U.S. Tax Convention”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Scope of This Disclosure”;

“Canadian Securities Laws”	means the securities legislation of each of the provinces and territories of Canada, as amended from time to time, and includes all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Cannabis Act”	means the Cannabis Act (Canada), and the regulations made thereunder, as amended;

“CBD”	means cannabidiol;

“CDS”	means The Canadian Depository for Securities Limited;

“CDSX”	means CDS on-line tendering system;

“Circular”	means the takeover bid circular accompanying the Offer to Purchase and forming part of the Offer;

“Code”	means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner”	means the Commissioner of Competition under subsection 7(1) of the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Commitment”	has the meaning ascribed thereto in Section 9 of the Circular, “Financing”;

“Commitment Letter”	has the meaning ascribed thereto in Section 9 of the Circular, “Financing”;

“Competition Act”	means the Competition Act (Canada), and the regulations made thereunder, as amended;

“Competition Act Approval”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“Compulsory Acquisition”	has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Convertible Securities”	means any existing or future rights, warrants or options to purchase, convert into, exchange into, exercise for or otherwise acquire Aphria Shares;

“Court”	means the Ontario Superior Court of Justice (Commercial List);

“CRA”	means the Canada Revenue Agency;

“CSE”	means the Canadian Securities Exchange;

“Deferred Income Plans”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Potential Delisting”;

“Depositary and Information Agent”	means Kingsdale Advisors;

“Deposited Securities”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”;

“Direct Exchange”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Disposition of Aphria Shares Pursuant to the Offer”;

“Dissenting Offeree”	has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Distributions”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Dividends and Distributions”;

“DRS Statement”	means a statement evidencing Aphria Shares issued under the name of the applicable shareholder and registered electronically in Aphria’s records;

“DSW”	means DSW, Inc. (Designer Shoe Warehouse);

“DTC”	means The Depository Trust Corporation, or its nominee, which at the date hereof is Cede & Co.;

“EBITDA”	has the meaning ascribed thereto on the cover pages to this Offer to Purchase and Circular under the heading “Non-IFRS Measures”;

“Effective Date”	means the first date on which the Offeror has taken up and paid for Aphria Shares under the Offer;

“Eligible Institution”	means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust corporations in the United States;

“ERISA”	means the U.S. Employee Retirement Income Security Act of 1974, as amended;

“Expiry Time”	means 5:00 p.m. (Toronto time) on May 9, 2019, or such earlier or later time and date as may be fixed by the Offeror, from time to time, pursuant to Section 5 of the Offer to Purchase, “Acceleration, Extension and Variation of the Offer”;

“Financing”	has the meaning ascribed thereto in Section 9 of the Circular, “Financing”;

“Fully-Diluted Basis”	means, with respect to the number of outstanding Aphria Shares, such number of outstanding Aphria Shares calculated on the assumption that all Convertible Securities, warrants or other rights to purchase or acquire Aphria Shares are exercised in full;

“GA”	means GA Opportunities Corp.;

“GA Common Shares”	has the meaning ascribed thereto in Section 4 of the Circular; “Aphria Inc. – Cannabis Industry Relationships”;

“GGB”	means Green Growth Brands Inc. (formerly known as Xanthic Biopharma Inc.), a company amalgamated under the laws of the Province of Ontario;

“GGB Ltd.”	means Green Growth Brands Ltd., a wholly-owned subsidiary of the Offeror;

“GGB Shares”	means common shares in the capital of GGB;

“Governmental Entity”	means any (i) multinational, federal, provincial, territorial, state, municipal, local or other governmental or public department, central bank, court, commission, commissioner, tribunal, board, bureau, agency or instrumentality, whether domestic or foreign, (ii) any stock exchange or Over-the-Counter Bulletin Board; (iii) any subdivision or authority of any of the foregoing, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Green Acre”	means Green Acre Capital;

“Henderson Option”	has the meaning ascribed thereto in Section 3 of the Circular, “Documents Incorporated by Reference and Further Information”.

“Henderson Organic”	has the meaning ascribed thereto in Section 3 of the Circular, “Documents Incorporated by Reference and Further Information”.

“IFRS”	means International Financial Reporting Standards applicable to Canadian public companies formulated by the International Accounting Standards Board;

“Interested Aphria Shareholders”	means any Aphria Shareholder who would be excluded from voting as part of the minority in any Subsequent Acquisition Transaction relating to the Aphria Shares pursuant to Part 8 of MI 61-101;

“IRS”	means the U.S. Internal Revenue Service;

“Kingsdale”	means Kingsdale Advisors, the Depositary and Information Agent under the Offer;

“Law”	means all laws, statutes, rulings, ordinances, rules, regulations, judgments, orders, injunctions, decrees, awards, agency requirements, license or permit of any Governmental Entity.

“Letter of Transmittal”	means the letter of acceptance and transmittal in the form printed on yellow paper accompanying this Offer to Purchase and Circular;

“LOG”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”;

“LOG option”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

“Mandatory Extension Period”	has the meaning as ascribed thereto in Section 5 of the Offer to Purchase, “Acceleration, Extension and Variation of the Offer”;

“material adverse change”	means any change, circumstance, development, state of facts, event or effect (i) that, individually or in the aggregate with any other changes, circumstances, developments, state of facts, events or effects, has had or would reasonably be expected to have a material adverse change or effect (taken alone or in the aggregate with any other adverse change or effect) in or with respect to the business, properties, assets, condition (financial or otherwise), liabilities (contingent or otherwise), results of operations or future prospects of Aphria and its affiliates, or (ii) that would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Offeror of the transactions contemplated by the Offer;

“material adverse effect”	means any change or effect having a material adverse effect on the conduct of the business, results of operations or financial condition, earnings or prospects of Aphria and any of its affiliates, on a consolidated basis;

“MI 61-101”	means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minimum Tender Condition”	has the meaning ascribed thereto in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“NI 41-101”	means National Instrument 41-101 – General Prospectus Requirements;

“NI 62-104”	means National Instrument 62-104 – Take-Over Bids and Issuer Bids;

“No-Action Letter”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“Non-registered Aphria Shareholder”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Book-based Transfer (CDS and DTC)”;

“Non-Resident Holder”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Aphria Shareholders Not Resident in Canada”;

“Nomination Rights Agreement”	has the meaning ascribed thereto in Section 4 of the Circular; “Aphria Inc. – Cannabis Industry Relationships”;

“Norton Rose Fulbright”	means Norton Rose Fulbright Canada LLP;

“Notice of Guaranteed Delivery”	means the notice of guaranteed delivery in the form printed on green paper accompanying this Offer to Purchase and Circular;

“Notifiable Transaction”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“Notification”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“NYSE”	means the New York Stock Exchange;

“OBCA”	means the Business Corporations Act (Ontario);

“Offer” or “Offer to Purchase”	means the offer to purchase Aphria Shares made hereby to Aphria Shareholders, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery;

“Offer Consideration”	has the meaning ascribed thereto in Section 1 of the Offer to Purchase, “The Offer”;

“Offer to Purchase and Circular”	means, collectively, the Offer to Purchase and the Circular, including, without limitation, the cover pages, summary, and glossary;

“Offeror’s Notice”	has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Offeror”	means Green Growth Brands Inc. (formerly known as Xanthic Biopharma Inc.), a company amalgamated under the laws of Ontario;

“Optional Extension Periods”	has the meaning ascribed thereto in Section 7 of the Offer to Purchase, “Payment for Deposited Aphria Shares”;

“OTCQB”	means the OTCQB Venture Market;

“person”	includes any natural person, body corporate, trust, limited partnership, Governmental Entity or other juridical entity;

“PFIC”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Offer”;

“PFIC-for-PFIC Exception”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Offer”;

“Proposal”	has the meaning ascribed thereto in Section 6 of the Circular, “Background to the Offer”;

“Purchased Securities”	has the meaning ascribed thereto in Section 3 of the Offer to Purchase, “Manner of Acceptance – Power of Attorney”;

“Pure Natures”	means Pure Natures Wellness Inc. d.b.a Aphria;

“PV Shares”	has the meaning ascribed thereto in Section 2 of the Circular, “Certain Information Concerning Securities of the Offeror”;

“QEF”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Offer”;

“QEF Election”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Offer”;

“RDSPs”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Aphria Shareholders Resident in Canada”;

“Registered Aphria Shareholder”	has the meaning ascribed thereto in the Summary of this Offer to Purchase and Circular under “How do I deposit my Aphria Shares?”;

“Registration Statement”	means the registration statement on Form F-10, filed under with the SEC the U.S. Securities Act by GGB with the SEC on January 22, 2019;

“Regulatory Approvals”	means (i) Competition Act Approval, (ii) the approval of the CSE to list the GGB Shares and approval of the transactions contemplated by the Offer, (iii) all licences, permits, clearances and authorizations required under the Cannabis Act and/or the Food and Drugs Act (Canada); and (iv) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities (domestic or foreign) that the Offeror determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“Reorganization”	has the meaning ascribed thereto in Section 19 of the Circular “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Consequences of the Offer”;

“Report”	means the December 3, 2018 report of Hindenburg Research and Quintessential Capital Management entitled “Aphria: A Shell Game with a Cannabis Business on the Side”;

“Resident Holder”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Aphria Shareholders Resident in Canada”;

“RESPs”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Restricted States”	has the meaning ascribed thereto under “Notice to Shareholders in the United States – No Offer to Sell or Solicitation of an Offer in Certain States”;

“RRIFs”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“RRSPs”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“SEC”	means the U.S. Securities and Exchange Commission;

“Securities Laws”	means Canadian Securities Laws, the U.S. Exchange Act, the U.S. Securities Act and any other applicable United States state securities Laws;

“Securities Regulatory Authorities”	means each of the securities commission or similar regulatory authority in each of the provinces and territories of Canada;

“SEDAR”	means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Soliciting Dealer”	has the meaning ascribed thereto in Section 24 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“Soliciting Dealer Group”	has the meaning ascribed thereto in Section 24 of the Circular, “Financial Advisor, Dealer Manager and Soliciting Dealer Group”;

“Statutory Minimum Condition”	has the meaning ascribed thereto in Section 4 of the Offer to Purchase, “Conditions of the Offer”;

“Subco”	means 2427745 Ontario Inc.;

“Subsequent Acquisition Transaction”	has the meaning ascribed thereto in Section 16 of the Circular, “Acquisition of Aphria Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”;

“subsidiary”	means a company the voting shares of which are controlled by its parent company to the extent that the board of directors of the subsidiary is determined by the parent company;

“Supplementary Information Request”	has the meaning ascribed thereto in Section 22 of the Circular, “Regulatory Matters – Competition Act”;

“Tax Act”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Proposals”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tender Offer Statement”	means the tender offer statement on Schedule 14D-1F filed under the U.S. Exchange Act by GGB on January 22, 2019;

“TEV / EBITDA”	has the meaning ascribed thereto on the cover pages to this Offer to Purchase and Circular under the heading “Non-IFRS Measures”;

“TEV / 2020E EBITDA”	has the meaning ascribed thereto on the cover pages to this Offer to Purchase and Circular under the heading “Non-IFRS Measures”;

“TFSAs”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“treaty-protected property”	has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tribunal”	means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act (Canada);

“TSX”	means the Toronto Stock Exchange;

“TSXV”	means the TSX Venture Exchange;

“U.S. Exchange Act”	means the U.S. Securities Exchange Act of 1934, as amended;

“U.S. Registration Approval”	means the Registration Statement having been declared effective by the SEC and no stop order suspending the effectiveness of the Registration Statement having been issued, and no proceedings for that purpose having been initiated by the SEC that have not been withdrawn;

“U.S. Securities Act”	means the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder;

“Xanthic”	means the predecessor to the Offeror, Xanthic Biopharma Inc.; and

“40% Threshold”	has the meaning ascribed thereto in Section 2 of the Circular, “Certain Information Concerning Securities of the Offeror – Proportionate Voting Shares”.

CONSENT OF NORTON ROSE FULBRIGHT CANADA LLP

TO: The Directors of the Offeror

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offer to Purchase dated January 22, 2019 made by the Offeror to the holders of Aphria Shares.

DATED: January 22, 2019

(signed) “NORTON ROSE FULBRIGHT CANADA LLP”

CERTIFICATE OF GREEN GROWTH BRANDS INC.

DATED: January 22, 2019

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed) “Peter Horvath” Chief Executive Officer	(signed) “David Bhumgara” Chief Financial Officer

On behalf of the Board of Directors of Green Growth Brands Inc.

(signed) “Tim Moore” Director	(signed) “Carli Posner” Director

ANNEX A

Green Growth Brands Inc. (formerly Xanthic Biopharma Inc.)

Pro Forma Consolidated Financial statements of the Combined Company

As at October 31, 2018

(In United States Dollars)

INDEX TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Pro Forma Consolidated Statement of Financial Position

2.	Pro Forma Consolidated Statement of Net Loss and Comprehensive Loss

3.	Notes to Pro Forma Consolidated Financial Statements

GREEN GROWTH BRANDS INC. (formerly Xanthic Biopharma Inc.)

Pro Forma Condensed Consolidated Statement of Financial Position

As at October 31, 2018

(unaudited – in thousands)

	Reverse Take Over by Green Growth Brands Ltd.					Business acquisition of Aphria Inc.
	Xanthic Biopharma Inc. 30-Sep-18	Green Growth Brands Ltd. 31-Oct-18	Notes	Pro forma Adjustments	Pro forma Consolidated	Aphria Inc. 31-Aug-18	Notes	Pro forma Adjustments	Pro forma Consolidated (pre-financing)	Notes	Concurrent Financing	Pro Forma Consolidated (post-financing)
	(USD)	(USD)		(USD)	(USD)	(CAD)		(USD)	(USD)		(USD)	(USD)
Assets
Current Assets
Cash and cash equivalents	$1,521	$54,605	2 e) g)	$5,887	$62,012	$273,087	2 i) j) n)	$(77,156)	$257,943	2 o)	$218,307	$476,250
Marketable securities	—	—		—	—	40,895	2 i)	(9,570)	31,325		—	31,325
Receivables	422	303		—	725	3,237	2 i) j)	(320)	3,643		—	3,643
Inventory	1,382	—	2 h)	228	1,610	34,752	2 i) j)	(8,082)	28,280		—	28,280
Biological assets	660	—		—	660	6,633	2 i)	(1,552)	5,741		—	5,741
Prepaids expenses	80	1,035	2 h)	13	1,127	—		—	1,127		—	1,127
Loan receivable	—	32,348	2 a)	(32,348)	—	—		—	—		—	—
Other current assets	—	—	2 h)	19	19	16,657	2 i) j)	(3,817)	12,859		—	12,859
Assets held for sale	—	—		—	—	16,496	2 i)	(3,860)	12,636		—	12,636
Current portion of convertible notes receivable	—	—		—	—	26,424	2 i)	(6,183)	20,241		—	20,241

	4,066	88,290		(26,201)	66,154	418,181		(110,539)	373,796		218,307	592,103
Non-Current Assets
Property and equipment	710	—	2 g)	13,595	14,305	360,864	2 i) j)	(84,068)	291,101		—	291,101
Interest in equity investees	839	—		—	839	10,187	2 i)	(2,384)	8,642		—	8,642
Long-term investments	—	—		—	—	76,675	2 i)	(17,943)	58,732		—	58,732
Intangible assets	32,235	—	2 f) g) h)	25,323	57,558	235,291	2 i) j)	91,295	384,144		—	384,144
Goodwill	22,145	—		—	22,145	524,512	2 i) j) l) m)	349,193	895,850		—	895,850

	$59,994	$88,290		$12,717	$161,001	$1,625,710		$225,554	$2,012,265		$218,307	$2,230,572

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$1,736	$914	2 f)	$847	$3,497	$35,134	2 i) j)	$(6,701)	$31,930		$—	$31,930
Income taxes payable	—	—		—	—	3,396	2 i) j)	(780)	2,616		—	2,616
Deferred revenue	—	—		—	—	2,096	2 i)	(490)	1,606		—	1,606
Due to related parties	66	—	2 h)	352	418	—		—	418		—	418
Current portion of derivative liability	—	—		—	—	10,376	2 i)	(2,428)	7,948		—	7,948
Other financial liabilities	3,138	—	2 b)	(2,838)	300	—		—	300		—	300
Interest bearing loans	53,913	—	2 a) h)	(16,863)	37,050	3,934	2 i)	(921)	40,063		—	40,063
Convertible debenture	—	47,938	2 d)	(47,938)	—	—		—	—		—	—

	58,852	48,853		(66,439)	41,265	54,936		(11,319)	84,882		—	84,882
Long-term liabilities
Long-term interest bearing loans	—	—		—	—	52,015	2 i)	(12,172)	39,843		—	39,843
Deferred tax liability	—	—		—	—	58,322	2 i) j)	25,132	83,454		—	83,454

	—	—		—	—	110,337		12,960	123,297		—	123,297
Shareholders’ Deficiency
Share Capital	3,321	27,468	2 c) d) e) f)	67,365	98,154	1,370,477	2 i) j) k) l)	(898,684)	569,947	2 o)	218,307	788,254
Reserve for share based payments	432	7	2 c)	(432)	7	21,726	2 i) k)	(21,726)	7		—	7
Reserve for warrants	141	19,314	2 c) h)	5,492	24,947	1,375	2 i) k)	(1,375)	24,947		—	24,947
Reserve for changes in equity of subsidiary	(2,838)	—	2 b)	2,838	—	—		—	—		—	—
Deficit	(2,771)	(7,916)	2 c)	3,895	(6,791)	48,839	2 i) k) m) n)	1,149,302	1,191,349		—	1,191,349
Accumulated other comprehensive loss	—	564		—	564	(801)	2 i) k)	801	564		—	564

	(1,713)	39,437		79,157	116,881	1,441,616		228,318	1,786,815		218,307	2,005,122
Non-controlling interest	2,855	—			2,855	18,821	2 i)	(4,404)	17,272		—	17,272

Total equity	1,142	39,437		79,157	119,736	1,460,437		223,914	1,804,087		218,307	2,022,394

	$59,994	$88,290		$12,718	$161,001	$1,625,710		$225,554	$2,012,265		$218,307	$2,230,572

The accompanying notes are an integral part of these pro forma consolidated financial statements.

GREEN GROWTH BRANDS INC. (formerly Xanthic Biopharma Inc.)

Pro Forma Condensed Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss)

For the three months ended August 31, 2018, September 30, 2018 and October 31, 2018

(unaudited – in thousands)

	Reverse Take Over by Green Growth Brands Ltd.					Business acquisition of Aphria Inc.
	Xanthic Biopharma Inc. 30-Sep-18	Green Growth Brands Ltd. 31-Oct-18	Notes	Pro forma Adjustments	Pro forma Consolidated	Aphria Inc. 31-Aug-18	Notes	Pro forma Adjustments	Pro forma Consolidated (pre-financing)	Notes	Concurrent Financing	Pro Forma Consolidated (post-financing)
	(USD)	(USD)		(USD)	(USD)	(CAD)		(USD)	(USD)		(USD)	(USD)
Revenues	$1,771	$22			$1,793	$13,292	2 i)	$(3,145)	$11,940		$—	$11,940
Production costs	876	66		—	942	4,441	2 i)	(1,051)	4,332		—	4,332
Other costs of sales	—	—		—	—	393	2 i)	(93)	300		—	300

Gross Profit before fair value adjustments	894	(44)		—	851	8,458		(2,001)	7,308		—	7,308
Fair value adjustments on biological assets	(333)	—		—	(333)	(5,306)	2 i)	1,255	(4,384)		—	(4,384)

Gross Profit	1,227	(44)		—	1,183	13,764		(3,256)	11,691		—	11,691
Expenses
General and Administration	992	2,813		—	3,805	8,851	2 i)	(2,094)	10,562		—	10,562
Legal and professional fees	151	2,415		—	2,566	—		—	2,566		—	2,566
Stock based compensation	139	7		—	146	6,122	2 i)	(1,448)	4,820		—	4,820
Advertising and promotion	31	594		—	626	4,741	2 i)	(1,122)	4,245		—	4,245
Depreciation and amortization	13	—		—	13	3,274	2 i)	(775)	2,512		—	2,512
Loss (gain) on equity investment	16	—		—	16	247	2 i)	(58)	205		—	205
Research and development	—	—		—	—	262	2 i)	(62)	200		—	200
Exchange loss on translating foreign operations	—	—		—	—	59	2 i)	(14)	45		—	45
Gain on dilution of ownership in equity investee	—	—		—	—	(2,210)	2 i)	523	(1,687)		—	(1,687)
Loss on marketable securities	—	—		—	—	167	2 i)	(40)	127		—	127
Gain on sale of equity investee	—	—		—	—	(9,880)	2 i)	2,337	(7,543)		—	(7,543)
Deferred gain on sale of intellectual property	—	—		—	—	(233)	2 i)	55	(178)		—	(178)
Finance income, net	—	—		—	—	(1,059)	2 i)	251	(808)		—	(808)
Unrealized gain on convertible note receivable	—	—		—	—	(295)	2 i)	70	(225)		—	(225)
Gain on long-term investments	—	—		—	—	(22,700)	2 i)	5,370	(17,330)		—	(17,330)
Unrealized loss on derivative liability	—	—		—	—	415	2 i)	(98)	317		—	317
Interest and bank charges	408	110		—	517	—		—	517		—	517
Foreign exchange loss (income)	(7)	(564)		—	(571)	—		—	(571)		—	(571)

Total Expenses	1,743	5,374		—	7,117	(12,239)		2,895	(2,227)		—	(2,227)
Listing and transaction fees		488	2 c)	(3,895)	(3,407)	865	2 i) k) m) n)	(1,160,936)	(1,163,477)		—	(1,163,477)

Net Income (Loss) before income taxes	(516)	(5,906)		3,895	(2,528)	25,138		1,154,785	1,177,395		—	1,177,395

Income taxes	—	—		—	—	3,962		(937)	3,025		—	3,025

	(516)	(5,906)		3,895	(2,528)	21,176		1,155,722	1,174,370		—	1,174,370

Other comprehensive Income (Loss)
Other comprehensive loss from equity investee	—	—		—	—	—	2 k)	(614)	(614)		—	(614)

Comprehensive Income (Loss) for the period	(516)	(5,906)		3,895	(2,528)	21,176		1,156,336	1,174,984		—	1,174,984

Net Loss and comprehensive loss attributable to:
Owners of the parent	(534)	(5,906)		3,895	(2,545)	21,387		1,156,336	1,175,177		—	1,175,177
Non-controlling interest	18	—			18	(211)			(193)		—	(193)

	(516)	(5,906)		3,895	(2,528)	21,176	—	1,156,336	1,174,984		—	1,174,984

Net Income (loss) per common share
Basic	(0.01)	(0.08)			(0.01)	0.09			2.05		—	1.91
Diluted	(0.01)	(0.08)			(0.01)	0.09			2.05		—	1.91
Weighted average number of shares outstanding
Basic	57,422,634	76,084,384			179,669,722	225,659,684			572,146,183			615,003,326
Diluted	57,422,634	76,084,384			179,669,722	230,366,310			572,146,183			615,003,326

The accompanying notes are an integral part of these pro forma consolidated financial statements.

GREEN GROWTH BRANDS INC. (formerly Xanthic Biopharma Inc.)

Pro Forma Condensed Consolidated Statement of Net Income (Loss) and Comprehensive Income (Loss)

For the twelve months ended May 31, 2018, June 30, 2018 and October 31, 2018

(unaudited – in thousands)

	Reverse Take Over by Green Growth Brands Ltd.					Business acquisition of Aphria Inc.
	Xanthic Biopharma Inc. 30-Jun-18	Green Growth Brands Ltd. 31-Oct-18	Notes	Pro forma Adjustments	Pro forma Consolidated	Aphria Inc. 31-May-18	Notes	Pro forma Adjustments	Pro forma Consolidated (pre-financing)	Notes	Concurrent Financing	Pro Forma Consolidated (post-financing)
	(CAD)	(USD)		(USD)	(USD)	(CAD)		(USD)	(USD)		(USD)	(USD)
Revenues	$—	$22			$22	$36,917	2 i)	$(8,734)	$28,205		$—	28,205
Production costs	—	66		—	66	8,692	2 i)	(2,056)	6,702		—	6,702
Other costs of sales	—	—		—	—	313	2 i)	(74)	239		—	239

Gross Profit before fair value adjustments	—	(44)		—	(44)	27,912		(6,604)	21,264		—	21,264
Fair value adjustments on biological assets	—	—		—	—	(12,975)	2 i)	3,070	(9,905)		—	(9,905)

Gross Profit	—	(44)		—	(44)	40,887		(9,674)	31,169		—	31,169
Expenses
General and Administration	914	3,540	2 p)	(194)	4,260	13,901	2 i)	(3,289)	14,872		—	14,872
Legal and professional fees	375	3,133	2 p)	(80)	3,428	—		—	3,428		—	3,428
Stock based compensation	386	7	2 p)	(82)	311	17,874	2 i)	(4,229)	13,956		—	13,956
Advertising and promotion	174	594	2 p)	(37)	731	11,873	2 i)	(2,809)	9,795		—	9,795
Depreciation and amortization	—	—		—	—	3,985	2 i)	(943)	3,042		—	3,042
Loss (gain) on equity investment	58	—	2 p)	(12)	46	9,295	2 i)	(2,199)	7,142		—	7,142
Research and development	—	—		—	—	490	2 i)	(116)	374		—	374
Deferred gain recognized	—	—		—	—	(1,304)	2 i)	309	(995)		—	(995)
Gain on dilution of ownership in equity investee	—	—		—	—	(7,535)	2 i)	1,783	(5,752)		—	(5,752)
Loss on marketable securities	—	—		—	—	2,155	2 i)	(510)	1,645		—	1,645
Gain on sale of equity investee	—	—		—	—	(26,347)	2 i)	6,233	(20,114)		—	(20,114)
Loss on sale of capital assets	—	—		—	—	191	2 i)	(45)	146		—	146
Finance income, net	—	—		—	—	(5,012)	2 i)	1,186	(3,826)		—	(3,826)
Unrealized gain on embedded derivatives	—	—		—	—	(4,135)	2 i)	978	(3,157)		—	(3,157)
Gain on long-term investments	—	—		—	—	(26,675)	2 i)	6,311	(20,364)		—	(20,364)
Unrealized loss on derivative liability	—	—		—	—	12,451	2 i)	(2,946)	9,505		—	9,505
Other income	—	—		—	—	(1,244)	2 i)	294	(950)		—	(950)
Interest and bank charges	4	110	2 p)	(1)	113	—		—	113		—	113
Foreign exchange loss (income)	—	(564)		—	(564)	(124)	2 i)	29	(659)		—	(659)

Total Expenses	1,911	6,819		(406)	8,324	(161)		37	8,200		—	8,200
Listing and transaction fees	918	488	2 c) p)	(4,090)	(2,684)	5,192	2 i) k) m) n)	(1,161,959)	(1,159,450)		—	(1,159,450)

Net Income (Loss) before income taxes	(2,829)	(7,351)		4,496	(5,684)	35,856		1,152,248	1,182,419		—	1,182,419

Income taxes	—	—		—	—	6,408		(1,516)	4,892		—	4,892

	(2,829)	(7,351)		4,496	(5,684)	29,448		1,153,764	1,177,527		—	1,177,527

Other comprehensive Income (Loss)
Other comprehensive loss from equity investee	14	—	2 o)	(14)	—	801	2 i) k)	(804)	(3)		—	(3)

Comprehensive Income (Loss) for the period	(2,843)	(7,351)		4,510	(5,684)	28,647		1,154,568	1,177,530		—	1,177,530

Net Loss and comprehensive loss attributable to:
Owners of the parent	(2,843)	(7,351)		4,510	(5,684)	28,867		1,154,568	1,177,750		—	1,177,750
Non-controlling interest	—	—			—	(220)			(220)		—	(220)

	(2,843)	(7,351)		4,510	(5,684)	28,647	—	1,154,568	1,177,530		—	1,177,530

Net Income (loss) per common share
Basic	(0.08)	(0.10)			(0.03)	0.18			2.72			2.48
Diluted	(0.08)	(0.10)			(0.03)	0.18			2.67			2.44
Weighted average number of shares outstanding
Basic	34,472,257	76,084,384			179,669,722	161,026,463			432,706,706			475,563,849
Diluted	34,472,257	76,084,384			179,669,722	165,914,000			440,386,982			483,244,124

The accompanying notes are an integral part of these pro forma consolidated financial statements.

GREEN GROWTH BRANDS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

1.	Background and basis of presentation

Background

On November 9, 2018, the company announced it had completed the previously announced business combination between Xanthic Biopharma Inc. (“Xanthic”) and Green Growth Brands Ltd. (“GGB”, and collectively with Xanthic the “Company”). The Company received listing approval on November 7, 2018 and commenced trading on the Canadian Securities Exchange (the “CSE”) on November 13, 2018 under the symbol “GGB”. For more information on this business combination and the subsequent listing on CSE see the Company’s listing statement as filed on www.sedar.com.

Description of the Transaction

On December 27, 2018, the Company formally announced its intention to make an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria”) (TSX: APHA and NYSE: APHA) which it does not already own.

The Offer will provide Aphria shareholders with 1.5714 common shares of the Company (the “Green Growth Shares”) for each Aphria Share.

Concurrent with the Offer, the Company expects to complete a brokered financing of C$300 million, at a price per share of C$7.00.

The Company’s registered office is 5300 Commerce Court West, 199 Bay Street, Toronto, ON, M5L 1B9 and its principal place of business is 4300 E. Fifth Avenue, Columbus, OH 43219.

Basis of presentation

The accompanying unaudited pro forma condensed consolidated statement of financial position as at October 31, 2018, the unaudited pro forma condensed interim consolidated statement of comprehensive income (loss) for the three months ended October 31, 2018, and the unaudited condensed consolidated statement of comprehensive income (loss) for the twelve months ended October 31, 2018 of the Company were prepared in compliance with National instrument 62-104F1 Takeover Bid Circular to reflect the Company’s proposal to purchase all of Aphria issued and outstanding common shares.

The unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of comprehensive income (loss) of the Company are comprised of information from:

•	the unaudited condensed interim consolidated statement of financial position of Xanthic as at September 30, 2018;

•	the unaudited condensed interim consolidated statement of financial position of GGB as at October 31, 2018;

•	the unaudited condensed interim consolidated statement of financial position of Aphria as at August 31, 2018;

•	the unaudited condensed interim consolidated statement of comprehensive income (loss) of Xanthic for the three months ended September 30, 2018;

•	the unaudited condensed interim consolidated statement of comprehensive income (loss) of GGB for the three months ended October 31, 2018

•	the unaudited condensed interim consolidated statement of comprehensive income (loss) of Aphria for the three months ended August 31, 2018

•	the audited consolidated statement of comprehensive income (loss) of Xanthic for the twelve months ended June 30, 2018

GREEN GROWTH BRANDS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

•	the unaudited consolidated statement of comprehensive income (loss) of GGB for the period ended October 31, 2018

•	the audited consolidated statement of comprehensive income (loss) of Aphria for the twelve months ended May 31, 2018

The unaudited pro forma condensed consolidated financial statements do not include all of the information disclosures required by International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended September 30, 2018, the audited consolidated financial statements of the Company for the year ended June 30, 2018, the unaudited condensed interim consolidated financial statements of Aphria as at and for the three months ended August 31, 2018, and the audited consolidated financial statements of Aphria for the year ended May 31, 2018.

The unaudited pro forma condensed consolidated statement of financial position gives effect to the proposed acquisition of Aphria as if it had occurred on October 31, 2018. The unaudited pro forma condensed consolidated statements of comprehensive loss for the three months ended September 30, 2018 and the twelve months ended June 30, 2018 give effect to the proposed acquisition as if it had occurred at July 1, 2017.

The accounting policies used in the preparation of the unaudited pro forma condensed consolidated financial statements are consistent with those described in the audited consolidated financial statements of the Company for the year ended June 30, 2018. Certain historical Aphria amounts have been reclassified to conform to the Company’s presentation.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results of operations that would have occurred had the acquisition of Aphria been affected on the dates indicated, nor are the unaudited pro forma condensed consolidated financial statements indicative of future periods. Actual amounts recorded upon consummation of the proposed acquisition will differ from such unaudited pro forma condensed consolidated financial statements. Since the pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that is expected to occur at a later date (even though this was accomplished by following generally accepted practice and using reasonable assumptions), there are limitations inherent in the very nature of such pro forma data.

As of the date of these pro forma consolidated financial statements, the Company has not had access to the nonpublic books and records of Aphria and the Company is not in a position to independently assess or verify certain of the information in Aphria’s publicly filed documents, including its financial statements.

Aphria has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of Aphria contained herein. As a result, all pro forma financial information regarding Aphria included herein has been derived, by necessity, from Aphria’s public reports and securities filings as of January 21, 2019. While the Company has no reason to believe that such publicly filed information is inaccurate or incomplete, the Company does not assume any responsibility for the accuracy or completeness of any such information.

2.	Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed interim consolidated statement of financial position of the Company as at October 31, 2018 has been adjusted to reflect the following transactions as if the acquisition of Aphria had been completed on October 31, 2018:

a)

On closing of the GGB business combination on November 9, 2018, the Company would eliminate the intercompany loan of $32,348,000 from GGB to Xanthic to complete the Nevada Organic Remedies (“NOR”) acquisition that was completed on September 5, 2018. For further information on the NOR acquisition see the business acquisition report as filed on www.sedar.com.

b)	On completion of the NOR acquisition, 5% of the NOR purchase price will be settled for shares. This amounts to US$2,837,500 or 7,482,488 common shares of the Company.

GREEN GROWTH BRANDS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

Reverse Takeover Adjustments:

c)

The acquisition of GGB by Xanthic constituted a reverse takeover transaction (“RTO”) and Xanthic is considered to meets the definition of a business, as defined in IFRS 3—Business Combinations due to its productive operating potential. Accordingly, as a result of the RTO, the pro forma consolidated statement of financial position has been adjusted for the elimination of Xanthic’s share capital of US$3,321,229, reserves for share based payments of US$432,142, reserves for warrants of US$141,482, accumulated deficit of US$2,770,510 within shareholders’ (deficiency) equity.

d)

On completion of the business combination on November 9, 2018, the Debentures converted into common shares of the combined company and a portion converted into GGB proportionate shares and GGB proportionate warrants. Further, as outlined in the listing statement available on www.sedar.com, the Company completed a 4:1 share consolidation on closing of the business combination.

e)	Further on completion of the business combination on November 9, 2018 with GGB, 12,228,960 warrants were exercised at C$2.0 for gross proceeds of US$18,998,000 (C$24,458,000).

Other Adjustments announced by the Company

f)

On December 11, 2018 the Company announced it had executed a definitive agreement to acquire 100% of the membership interest of Just Healthy LLC. Just Healthy holds provisional certificates of registration for registered cannabis dispensary in Northampton Massachusetts, and a cultivation and processing site also in Northampton. The Consideration to be paid was US$3,750,000 in 1,480,057 common shares of the Company and the assumption of US$455,000 in corporate debt. The transaction is expected to close in January 2019 at which time the assumed debt will be settled.

g)

On December 13, 2018 the Company announced it entered into a definitive agreement to acquire Pahrump, Nevada cultivation facility operated by Wellness Orchards of Nevada LLC (“WON”) and Panorama WON LLC (“Panorama”) for a total purchase price of US$13,372,162. The transaction is expected to close in early 2019.

h)

On December 14, 2018, the Company announced it had agreed to accept an irrevocable option to acquire all the membership interests in Henderson Organic Remedies, LLC (“HOR”) from HOR Holdings LLC. As consideration the Company would issue i) a secured loan in the principal amount of US$15,485,000 with an interest rate of 6% and expires on May 4, 2019 and ii) purchase warrant exercisable for 7,609,746 common shares of the Company at an exercise price of C$3.16 per share, for a total purchase price of US$33,444,000 The Company issued a payment/performance guarantee for third-party HOR Holdings LLC, the purchaser. The Company via NOR also has a license fee of all the net cash flow of HOR. The transaction is expected to close in the first half of 2019 once state and municipal regulatory approvals are granted.

Aphria business combination

i)

The Company’s functional and presentation currency presented in its unaudited condensed interim consolidated financial statements are reflected in United States dollars. Aphria’s reporting currency is Canadian dollars in its unaudited condensed interim consolidated financial statements. To complete unaudited pro forma condensed consolidated statement of financial position the Company must translate Aphria’s statement of financial position into United States dollars.

j)

Aphria announced subsequent to the August 31, 2018 condensed consolidated financial statements that it had acquired LATAM holdings Inc. (“LATAM”). The transaction was funded by the assumption of US$1.5 million in LATAM debt and issuance of 15,678,310 common shares at a deemed price of C$17.47 per share.

GREEN GROWTH BRANDS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

k)

The acquisition of Aphria will be accounted for as a business combination under IFRS 3 in which the Company is viewed as the acquirer. As such the pro forma consolidated statement of financial position has been adjusted for the elimination of Aphria’s share capital US$1,259,577,000, reserves for share based payments of US$16,642,000, reserve for warrants of US$1,053,000, accumulated deficit of US$1,276,658,000 and accumulated other comprehensive loss of US$614,000 within shareholders’ equity.

l)

The Aphria business combination will be accounted for as a business combination under IFRS 3. The estimated fair value of net assets acquired, and consideration paid for 100% ownership of Aphria is allocated as follows:

US$
Cash and cash equivalents	$211,251
Marketable securities	31,325
Receivables	2,917
Inventory	26,670
Biological assets	5,081
Other current assets	45,717
Property and equipment	276,796
Interest in equity investees	7,803
Long-term investments	58,732
Intangible assets	326,586
Goodwill	502,519

Total assets	1,495,398
Accounts payable and accrued liabilities	28,433
Other current liabilities	15,183
Long-term liabilities	123,297

Total liabilities	166,913

Net assets acquired	1,328,485

Consideration paid	1,800,278

Goodwill	$471,793

m)

Due to timing of the announcement of the acquisition of Aphria, the Company has not yet obtained sufficient information to accurately determine the fair market value of Aphria’s net assets by category and has therefore allocated the book values of the net assets acquired as a proxy of fair value as at September 30, 2018. Furthermore, the Company has deducted from Goodwill US$100,607,000 for the fair value per common share paid to the Aphria shareholders. This represents an estimated difference between C$9.41 per issued and outstanding common share (based on the closing price of C$5.99 per share on January 21, 2019) compared to the last trading day price before the announcement of the Company’s intention to purchase the Aphria’s shares on December 24, 2018, which closed at C$7.56 per common share.

n)	GGB has assumed US$15,320,000 (C$20 million) in transaction costs in connection with the Offer. These costs include legal, financial advising, accounting, filing and printing costs.

o)

Concurrent with the Offer, the Company expects to complete a brokered financing for gross proceeds C$300 million at a price per share of C$7.00. Net proceeds are expected to be C$285 million (US$218.3 million) after commissions, a 5% backstop fee to be settled in common shares and other financing related costs.

p)

For the twelve months ended June 30, 2018, Xanthic’s reporting currency was Canadian dollars. In order to complete the pro forma consolidated statement of comprehensive income (loss) for the twelve months ended June 30, 2018 the Company converted the Xanthic audited consolidated statement of comprehensive income (loss) to United States dollars.

GREEN GROWTH BRANDS INC.

Notes to the Pro Forma Condensed Consolidated Financial Statements

3.	Pro Forma Shareholders’ equity

(Expressed in thousands United States dollars)
					Reserves
	Note
		Common Shares	Proportionate Shares	Share Capital	Share based Payments		Warrants		Proportionate Warrants		Changes in Equity of subsidiaries	Earnings (Deficit)	Non- controlling Interest	Accumulated Other Comprehensive loss	Total
					#	$	#	$	#	$
Xanthic’s Balance at September 30, 2018		57,746,547	—	$3,321	2,608,000	$432	568,000	$141	—	$—	$(2,838)	$(2,771)	$2,855	$—	$1,142
GGB Consolidation	2 d)	598,613,786	152,777	75,406	—	7	141,170,003	19,314	76,388	—	—	(7,916)	—	564	87,375
Business Combination	2 c)	—	—	(3,321)	—	(432)	—	(141)	—	—	—	3,895	—	—	0
Share Consolidation (4:1)	2 d)	(497,882,116)	(114,583)	—	(1,956,000)	—	(106,303,503)	—	(57,291)	—	—	—	—	—	—
NOR Acquisition	2 b)	7,482,488	—	—	—	—	—	—	—	—	2,838	—	—	—	2,838
Warrant exercise	2 e)	12,228,960	—	18,998	—	—	(12,228,960)	—	—	—	—	—	—	—	18,998
Just Healthy acquisition	2 f)	1,480,057	—	3,750	—	—	—	—	—	—	—	—	—	—	3,750
HOR acquisition	2 h)	—	—	—	—	—	7,609,746	5,633	—	—	—	—	—	—	5,633

Balance after GGB RTO		179,669,722	38,194	98,154	652,000	7	30,815,286	24,947	19,097	—	—	(6,791)	2,855	564	119,736
Foreign exchange translation	2 i)	—	—	(320,705)	—	(5,084)	—	(322)	—	—	—	(11,429)	(4,404)	187	(341,757)
LATAM acquisition	2 j)	—	—	209,805	—	—	—	—	—	—	—	—	—	—	209,805
Aphria Consolidation	2 k)	392,476,461	—	1,370,477	14,679,249	21,726	4,451,993	1,375	—	—	—	48,839	18,821	(801)	1,460,437
Business Combination	2 k) l)	—	—	(787,783)	—	(16,642)	—	(1,053)	—	—	—	1,176,051	—	614	371,186
Transaction Costs	2 m)	—	—	—	—	—	—	—	—	—	—	(15,320)	—	—	(15,320)

Balance post Aphria acquisition (pre-financing)		572,146,183	38,194	569,947	15,331,249	7	35,267,279	24,947	19,097	—	—	1,191,349	17,272	564	1,804,087
GGB Brokered financing	2 o)	42,857,143	—	218,307	—	—	—	—	—	—	—	—	—	—	218,307

Balance post Aphria acquisition (post-financing)		615,003,326	38,194	$788,254	15,331,249	$7	35,267,279	$24,947	19,097	$—	$—	$1,191,349	$17,272	$564	$2,022,394

QUESTIONS?

NEED HELP

TENDERING?

CONTACT US:

North American Toll Free Phone:

1-866-851-3214

E-mail: contactus@kingsdaleadvisors.com

Fax: 416-867-2271

Toll Free Fax: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

THIS LETTER OF TRANSMITTAL IS FOR USE BY PERSONS WHO WISH TO ACCEPT THE OFFER (AS DEFINED HEREIN) BY GREEN GROWTH BRANDS INC. TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF APHRIA INC., INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING (INCLUDING UPON THE EXERCISE, EXCHANGE OR CONVERSION OF ANY CONVERTIBLE SECURITIES) AFTER THE DATE OF THE OFFER, BUT BEFORE THE EXPIRY TIME (AS DEFINED HEREIN).

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED WITH PHYSICAL CERTIFICATES OR DRS STATEMENTS REPRESENTING COMMON SHARES OF APHRIA TO THE DEPOSITARY, KINGSDALE ADVISORS. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

PLEASE READ THE ACCOMPANYING OFFER TO PURCHASE AND CIRCULAR (AS DEFINED HEREIN) BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

SHAREHOLDERS WHOSE COMMON SHARES ARE REGISTERED IN THE NAME OF A BROKER, INVESTMENT DEALER, BANK, TRUST COMPANY OR OTHER NOMINEE SHOULD CONTACT THAT NOMINEE FOR INSTRUCTIONS AND ASSISTANCE IN DELIVERING THOSE COMMON SHARES.

IF YOU NEED ASSISTANCE IN COMPLETING THIS LETTER OF TRANSMITTAL, PLEASE CONTACT KINGSDALE ADVISORS AT 1-866-851-3214 (TOLL FREE IN NORTH AMERICA) OR AT +1-416-867-2272 (OUTSIDE NORTH AMERICA) OR BY EMAIL AT CONTACTUS@KINGSDALEADVISORS.COM, OR CONTACT YOUR PROFESSIONAL ADVISOR.

LETTER OF TRANSMITTAL

TO DEPOSIT COMMON SHARES OF

APHRIA INC.

Pursuant to the offer, dated January 22, 2019 made by

GREEN GROWTH BRANDS INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON MAY 8, 2019 (THE “EXPIRY TIME”) UNLESS THE OFFER IS ACCELERATED, EXTENDED, OR WITHDRAWN BY THE OFFEROR.

  USE THIS LETTER OF TRANSMITTAL IF:

1	YOU WISH TO ACCEPT THE OFFER AND ARE DEPOSITING A PHYSICAL SHARE CERTIFICATE(S) OR DRS STATEMENT(S); OR

2	YOU PREVIOUSLY DEPOSITED APHRIA SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY (IN THE FORM ACCOMPANYING THE OFFER TO PURCHASE AND CIRCULAR).

APHRIA SHAREHOLDERS WHO HAVE ACCEPTED THE OFFER THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL (IN THE FORM HEREOF) AND WILL BE BOUND BY THE TERMS HEREOF.

This letter of transmittal (the “Letter of Transmittal”) is to be used by registered shareholders (the “Aphria Shareholders”) of common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria” or the “Company”) to accept the offer (the “Offer”) made by Green Growth Brands Inc. (the “Offeror” or “GGB”) to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Aphria Shares (including any Aphria Shares that may become issued and outstanding upon exercise of convertible securities after the date of the Offer but before the Expiry Time), as set out in the Offer to Purchase and accompanying Take-Over Bid Circular of GGB dated January 22, 2019 (together, the “Offer to Purchase and Circular”), and to facilitate the deposit of Aphria Shares pursuant to the Offer.

The terms and conditions of the Offer to Purchase and Circular are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the respective meanings set out in the Offer to Purchase and Circular.

This Letter of Transmittal is to be used by registered Aphria Shareholders only and is NOT to be used by beneficial holders of Aphria Shares (each, a “Beneficial Shareholder”). A Beneficial Shareholder does not have Aphria Shares registered in his, her or its name; rather, such Aphria Shares are held by an intermediary or clearing agency such as CDS & Co. (each, an “Intermediary”). If you are a Beneficial Shareholder, you should contact your Intermediary immediately for instructions and assistance in accepting the Offer and receiving the consideration for your Aphria Shares.

On the Effective Date, Aphria Shareholders who tender their Aphria Shares to the Offer will be entitled to receive 1.5714 common shares of the Offeror (the “GGB Shares”) in exchange for each Aphria Share (The GGB Shares issuable in exchange for Aphria Shares pursuant to the Offer are sometimes collectively referred to herein as the “Consideration”). Aphria Shareholders are not entitled to receive fractional GGB Shares in connection with the Offer and the number of GGB Shares issuable to each Aphria Shareholder pursuant to the Offer will be either rounded down to the nearest whole number (if the fractional interest is less than 0.5) without any additional payment in lieu thereof, or up to the nearest whole number (if the fractional interest is 0.5 or higher). The Consideration will be paid in the manner described herein and in the Circular.

Notwithstanding the foregoing, GGB and the Depositary and Information Agent (as defined herein) will be entitled to deduct and withhold from any amount otherwise payable under the Offer to any Aphria Shareholder such amounts as GGB or the Depositary and Information Agent is required to deduct or withhold with respect to such payment under any provision of applicable Laws. To the extent that amounts are so withheld, deducted and remitted, such amounts will be treated for all purposes of the Offer as having been paid to the Aphria Shareholder in respect of which such deduction and withholding was made.

The Offer is subject to, among other things, the receipt of more than 66 2⁄3% of the Aphria Shares (calculated on a fully diluted basis) held by Aphria Shareholders who are not Interested Aphria Shareholders (as defined in the Circular), having been validly tendered to the Offer and not validly withdrawn. The conditions of the Offer may be waived by GGB in its absolute discretion, other than the Statutory Minimum Condition (as defined in the Circular), which may not be waived.

Aphria Shareholders who wish to accept the Offer must, prior to the Expiry Time, complete and execute this Letter of Transmittal and deliver it, or a manually executed facsimile thereof, together with the certificate(s) or DRS Statement(s) representing the Aphria Shares and any other documents required by this Letter of Transmittal, to Kingsdale Advisors, the Depositary and Information Agent for the Offer (in such capacity, the “Depositary and Information Agent”), at the offices of the Depositary and Information

Agent set out on the back page of this Letter of Transmittal. Detailed rules and instructions are set out below in this Letter of Transmittal. Alternatively, the Aphria Shareholders may accept the Offer by:

(a)	following the procedures for book-entry transfer of the Aphria Shares described in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Book-based Transfer”; or

(b)

following the procedures for guaranteed delivery described in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a manually executed facsimile thereof.

Aphria Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Aphria Shares directly to the Depositary and Information Agent. However, an Intermediary through which an Aphria Shareholder owns Aphria Shares may charge a fee to tender any such Aphria Shares on behalf of the Aphria Shareholder. Aphria Shareholders should consult such Intermediary to determine whether any charge will apply. See Section 3 of the Offer to Purchase, “Manner of Acceptance”.

GGB will pay for Aphria Shares validly deposited under the Offer and not validly withdrawn by providing a treasury direction to the Offeror’s transfer agent, Capital Transfer Agency Inc. (“Capital”), to issue a sufficient number of GGB Shares for transmittal to depositing Aphria Shareholders. Under no circumstances will interest accrue or be paid by GGB or the Depositary and Information Agent to persons depositing Aphria Shares on the purchase price of Aphria Shares purchased by GGB, regardless of any delay in making such payment. The Depositary and Information Agent will act as the agent of persons who have deposited Aphria Shares in acceptance of the Offer for the purposes of receiving payment from GGB and transmitting payment to such persons, and receipt of payment by the Depositary and Information Agent shall be deemed to constitute receipt thereof by persons depositing Aphria Shares.

PLEASE READ THE OFFER TO PURCHASE AND CIRCULAR, AND THE INSTRUCTIONS SET OUT BELOW CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS AS SET FORTH HEREIN WILL NOT CONSTITUTE A VALID DELIVERY. IF SHARES ARE REGISTERED IN DIFFERENT NAMES, A SEPARATE LETTER OF TRANSMITTAL MUST BE SUBMITTED FOR EACH DIFFERENT REGISTERED OWNER. SEE INSTRUCTION #9.

NOTICE TO U.S. SHAREHOLDERS

The Offer is made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada which are different from those of the United States. Financial statements included or incorporated by reference in the Offer to Purchase and Circular have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal Securities Laws, since the Offeror is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. Securities Laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

You should be aware that Offeror may purchase securities other than under the Offer, such as in open market or privately negotiated purchases.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

LETTER OF TRANSMITTAL

TO:             GREEN GROWTH BRANDS INC.

AND TO:    KINGSDALE ADVISORS

DEPOSIT OF COMMON SHARE CERTIFICATES

The undersigned certifies that the undersigned has read the instructions set out herein before completing this Letter of Transmittal and upon the terms and subject to the conditions set forth in the Offer, the undersigned hereby deposits with the Depositary and Information Agent for transfer in exchange for the Consideration, the enclosed certificate(s) or DRS Statement(s) (if applicable) representing Aphria Shares, details of which are as follows: (Please print or type)

Box 1
DESCRIPTION OF COMMON SHARE CERTIFICATES DEPOSITED
Certificate Number(s) (if applicable)*	Name in which Aphria Shares are Registered (Please fill in exactly as name(s) appear on certificate(s))**	Number of Aphria Shares Represented by Certificate OR DRS Statement***

TOTAL:

(1)	If space is not sufficient, please attach a list in the above form.
(2)	The total of the numbers filled in above must equal the number of Aphria Shares represented by the physical certificate(s) or DRS statement(s) enclosed with this Letter of Transmittal.

☐ Some or all of my Aphria Share certificates have been lost, stolen or destroyed. Please review Instruction #6 for the procedure to replace lost or destroyed certificates. (Check box if applicable.)

*	A certificate number does not need to be provided if the Aphria Shares are represented by a DRS Statement. (See Instruction 8.)

**

If Aphria Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Aphria Shareholder. See Instructions 2 and 9 of this Letter of Transmittal.

***	The total number of Aphria Shares evidenced by all certificates or DRS Statements delivered will be deemed to have been deposited.

It is understood that, upon receipt of this Letter of Transmittal validly completed and duly signed, the certificate(s) / Direct Registration System (the “DRS”) Statement(s) representing the Aphria Shares deposited herewith (the “Deposited Aphria Shares”) and any other required documentation, and following the Effective Date, the Depositary and Information Agent will deliver to the undersigned, in accordance with the delivery instructions provided in Box “A” or “B” below, a DRS Statement in respect of the GGB Shares that the undersigned is entitled to receive under the Offer or hold such DRS Statement in respect of the GGB Shares for pick-up in accordance with the instructions set out below, and the certificate(s) / DRS Statement(s) representing the Deposited Aphria Shares will forthwith be transferred to GGB and cancelled.

The undersigned holder of Aphria Shares hereby:

1.	acknowledges receipt of the Offer to Purchase and Circular, and acknowledges entering into a binding agreement between the undersigned and GGB in accordance with the terms and conditions of the Offer;

2.	transmits herewith the certificate(s) or DRS Statement(s) representing the Deposited Aphria Shares described above for transfer under the Offer;

3.

surrenders to GGB, effective on and after the date that GGB takes up and pays for the Aphria Shares, all right, title and interest in and to all of the Deposited Aphria Shares evidenced by the certificate(s) or DRS Statement(s) transmitted herewith and irrevocably approves, constitutes and appoints each officer of GGB and any other Person designated by GGB in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and re-substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the undersigned with respect to the Deposited Aphria Shares:

(a)	to register or record the transfer and / or cancellation of the Deposited Aphria Shares on the appropriate register maintained by or on behalf of the Company;

(b)

for so long as any Deposited Aphria Shares are registered or recorded in the name of such Aphria Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Aphria Shareholder, including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents (in form and on terms satisfactory to GGB) in respect of any or all Deposited Aphria Shares, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Aphria Shareholder in respect of the Deposited Aphria Shares for all purposes, including in connection with any meeting or meetings of holders of relevant securities of the Company (whether annual, special or otherwise or any adjournment or postponement thereof, including any meeting to consider a Subsequent Acquisition Transaction);

(c)

to execute, endorse and negotiate, for and in the name of and on behalf of such Aphria Shareholder, any and all cheques or other instruments representing any Distribution (as defined below) payable to or to the order of, or endorsed in favour of, such Aphria Shareholder; and (d) to exercise any other rights of a holder of the Aphria Shares;

4

acknowledges that the delivery of the Deposited Aphria Shares shall be effected, and the risk of loss to such Deposited Aphria Shares shall pass, only upon proper receipt thereof by the Depositary and Information Agent;

5

revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Aphria Shares and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Aphria Shares;

6

agrees not to vote any of the Deposited Aphria Shares taken up and paid for under the Offer at any meeting of holders of Aphria Shares (whether annual, special or otherwise or any adjournment or postponement thereof) and not to exercise any other rights or privileges attached to such Deposited Aphria Shares, or otherwise act with respect thereto. The undersigned agrees to execute and deliver to GGB, at any time, and from time to time, as and when requested by, and at the expense of, GGB, any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to GGB, in respect of any such Deposited Aphria Shares. The undersigned further agrees to designate in any such instruments of proxy, the Person or Persons specified by GGB as the proxyholder of the undersigned in respect of all or any such Deposited Aphria Shares;

7

acknowledges and agrees that, subject to the terms and conditions of the Offer (as such terms may be varied by the Offeror (see Section 5 of the Offer, “Acceleration, Extension and Variation of the Offer”), except for the Deposited Aphria Shares that are validly withdrawn by or on behalf of the undersigned Aphria Shareholder, and except as provided below, by accepting the Offer using the procedures set out in the Offer, the undersigned Aphria Shareholder irrevocably assigns to GGB, and GGB will thereby acquire, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of such Aphria Shareholder in and to the Deposited Aphria Shares tendered to the Depositary and Information Agent under the Offer and in and to all rights and benefits arising from such Deposited Aphria Shares, including any and all dividends, distributions, payments, securities, property and other interests (collectively, “Distributions” and each individually a “Distribution”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Aphria Shares, or any of them, on or after January 22, 2019 (being the date of the Offer), including any dividends, distributions or payments on such Distributions; if, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned Aphria Shareholder, then:

(a)

GGB will be entitled to all rights and privileges as the holder of any such Distribution and such Distribution shall be received and held by such Aphria Shareholder for the account of GGB and shall be promptly remitted and transferred by the Aphria Shareholder to the Depositary and Information Agent for the account of GGB, accompanied by appropriate documentation of transfer (in form and substance satisfactory to GGB); or

(b)

in its sole discretion, GGB may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Aphria Shareholder under the Offer by deducting from the number of GGB Shares otherwise issuable by GGB to the undersigned Aphria Shareholder pursuant to the Offer a number of GGB Shares equal in value to the amount or value of such Distribution, as determined by GGB, in its sole discretion;

8	represents and warrants that:

(a)

the undersigned is the registered owner of the Deposited Aphria Shares and has full power and authority to execute and deliver this Letter of Transmittal or cause the book-entry transfer to be made (as applicable) and to deposit, sell, assign and transfer the Deposited Aphria Shares (and any associated Distributions);

(b)

the Deposited Aphria Shares and associated Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Aphria Shares or associated Distributions to any other person, other than under the Offer;

(c)	the deposit of the undersigned’s Deposited Aphria Shares and associated Distributions complies with applicable Laws;

(d)	all information provided by the undersigned in this Letter of Transmittal is complete, true and accurate;

(e)

when the Deposited Aphria Shares are taken up and paid for by GGB in accordance with the terms of the Offer, GGB will acquire good title thereto (and to any associated Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others;

(f)

the undersigned is not acting for the account or benefit of a person from any jurisdiction in which the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction and is not in, or delivering this Letter of Transmittal from, such a jurisdiction;

(g)	the undersigned is, and will immediately prior to the Effective Date be, the legal owner and registered holder of the Deposited Aphria Shares;

(h)

the undersigned has, and will immediately prior to the Effective Date have, good title to the rights represented by the above mentioned certificate(s) or DRS Statement free and clear of all liens, charges, encumbrances, claims security interests and equities, together with all rights and benefits;

(i)	the undersigned will execute and deliver any additional documents necessary or desirable to complete the surrender of the Deposited Aphria Shares; and

(j)

the foregoing representations and warranties shall survive the completion of the Offer and the delivery to the Depositary and Information Agent of the Deposited Aphria Shares and any associated Distributions;

9

will, upon request, execute any signature guarantees or additional documents, transfers and other assurances as GGB may reasonably request to complete the sale, assignment and transfer of the Deposited Aphria Shares (including, as applicable, Distributions) to GGB;

10

understands and acknowledges that a physical certificate(s) for GGB Shares may not be issued to Aphria Shareholders upon take-up and payment for the Deposited Aphria Shares; rather, a DRS Statement may be delivered by the Depositary and Information Agent and GGB Shares will be held in the name of the applicable Aphria Shareholder and registered electronically in GGB’s records;

11

instructs GGB and the Depositary and Information Agent, following receipt of this Letter of Transmittal (and the certificate(s) or DRS Statement representing the Deposited Aphria Shares) and the completion of the Offer, to send a DRS Statement representing GGB Shares issued in exchange for the Deposited Aphria Shares, by first class mail, postage prepaid, or to hold such DRS Statement representing those GGB Shares for pick-up, in accordance with the instructions set out below. DRS Statements mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing;

12

acknowledges that the Depositary and Information Agent will act as the agent of the undersigned for the purposes of receiving a DRS Statement for GGB Shares from GGB and receipt thereof by the Depositary and Information Agent will constitute receipt thereof by the undersigned;

13

acknowledges that all authority conferred or agreed to be conferred, by the undersigned in this Letter of Transmittal (including deemed submission in the case of book-entry transfers) is irrevocable and may be exercised during any subsequent legal incapacity of such Aphria Shareholder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of such Aphria Shareholder and all obligations of the Aphria Shareholder herein will be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Aphria Shareholder;

14

acknowledges that if any Deposited Aphria Shares are not taken-up and paid for under the Offer for any reason, or if certificates or DRS Statements are submitted for more Aphria Shares than are tendered, a certificate or certificates for Aphria Shares that are not taken up and paid for will be returned (or, where applicable, a new DRS Statement will be issued), at GGB’s expense, to the undersigned Aphria Shareholder following the Expiry Time or the termination of the Offer. Unless otherwise directed in accordance with the instructions set out in Box “B” below, certificates or DRS Statements representing Aphria Shares not taken-up and paid for will be forwarded to the address of the registered Aphria Shareholder as shown on the list of Aphria Shareholders provided to GGB by the Company;

15

understands and acknowledges that the undersigned will not receive the Consideration in respect of the Deposited Aphria Shares until after the Offer is completed, the Deposited Aphria Shares are taken-up and paid for by GGB and the certificate(s) or DRS Statement representing the Deposited Aphria Shares, in proper form for transfer, together with a duly signed Letter of Transmittal (or a manually signed facsimile thereof) is (are) received by the Depositary and Information Agent at the address set out on the back page of this Letter of Transmittal, together with such additional documents as the Depositary and Information Agent may require, and until such certificate(s) or DRS Statement is (are) processed for payment by the Depositary and Information Agent. It is further understood that under no circumstances will any amount be payable or paid by GGB or the Depositary and Information Agent by reason of any delay in exchanging any Aphria Shares or in issuing GGB Shares to any person on account of Aphria Shares taken up under the Offer. Aphria Shareholders who wish to accept the Offer will not be required to pay any fee or commission if they tender their Aphria Shares directly to the Depositary and Information Agent. See Section 7 of the Offer, “Payment for Deposited Aphria Shares”;

16

acknowledges that the Offer is not being made to, nor will deposits be accepted from or on behalf of, Aphria Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the Laws of such jurisdiction;

17

acknowledges that GGB and the Depositary and Information Agent may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary and Information Agent, (iii) any of the parties to the Offer and (iv) legal counsel to any of the parties to the Offer;

18

warrants that the certificate(s) or DRS Statement described above are enclosed and the Aphria Shareholder irrevocably deposits the above-mentioned certificates or DRS Statement in exchange for the Consideration to which such holder is entitled pursuant to the Offer; and

19	transmits the certificate(s) or DRS Statement(s) described above representing the Deposited Aphria Shares to be dealt with in accordance with this Letter of Transmittal;

This Letter of Transmittal will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. The Aphria Shareholder covered by this Letter of Transmittal irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto, and waives objection to the venue of any proceedings in such court or that such court provides an inconvenient forum.

Beneficial Shareholders should contact their Intermediary (i.e. broker, investment dealer, trust company, bank or other registered holder) for instructions and assistance in submitting their Aphria Shares receiving the Consideration for their Aphria Shares.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné est réputé avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent,soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE BOX A, AND IF APPLICABLE, BOX B OR BOX C. SEE INSTRUCTION 5 BELOW.

BOX A ISSUANCE INSTRUCTIONS To be completed by all Aphria Shareholders ☐ Issue GGB Shares in the name of: (Please print or type)

BOX B

SPECIAL DELIVERY INSTRUCTIONS

To be completed ONLY if the GGB Shares to which the undersigned is entitled pursuant to the Offer are to be sent to someone other than the address shown in Box A or Box C is checked

(Please print or type)

(Name)	(Name)
(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)
(Country and Postal (or Zip) Code)

(Country and Postal (or Zip) Code)

** The delivery instructions given in

Box A or Box B

will also be used to return certificate(s) representing Aphria Shares if required for any reason. See Instruction 7.

(Email Address)
(Telephone - Business Hours)
(Taxpayer Identification or Social Insurance Number)

BOX C

SPECIAL PICK-UP INSTRUCTIONS

To be completed ONLY if the GGB Shares to which the undersigned is entitled pursuant to the Offer are to be picked-up at an office of the Depositary and Information Agent

☐	HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY AND INFORMATION AGENT WHERE THE APHRIA SHARES WERE DEPOSITED

BOX D

To be completed by all Aphria Shareholders by selecting one box below.

  Indicate whether you are a resident of Canada for tax purposes:

☐	The owner signing below represents that it is a resident of Canada for tax purposes;

OR

☐	The owner signing below represents that it is NOT a resident of Canada for tax purposes.

BOX E

SIGNATURE GUARANTEE

Signature guaranteed by

(if required under Instruction 3):

Authorized Signature of Guarantor

Name of Guarantor (Please print or type)

Address of Guarantor (Please print or type)

Area Code and Telephone Number

BOX F

SIGNATURE

Date:

Signature of Aphria Shareholder or Authorized Representative - See Instruction 4

Name of Aphria Shareholder or Authorized Representative (Please print or type)

Taxpayer Identification, Social Insurance Number or Social Security Number of Aphria Shareholder (Please print or type)

Name of Authorized Representative, if applicable (Please print or type)

Daytime telephone number of Aphria Shareholder or Authorized Representative

Daytime facsimile number of Aphria Shareholder or Authorized Representative

Email Address of Aphria Shareholder or Authorized Representative (Please print or type)

BOX G

DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY

☐ CHECK HERE IF APHRIA SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND INFORMATION AGENT AND COMPLETE THE FOLLOWING:

(Please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

INSTRUCTIONS

1	Use of Letter of Transmittal

(a)

Aphria Shareholders should read the accompanying Circular prior to completing this Letter of Transmittal. The terms and conditions of the Offer to Purchase and Circular are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Offer to Purchase and Circular.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificate(s) / DRS Statement(s) representing the Deposited Aphria Shares and all other required documents must be sent or delivered to the Depositary and Information Agent at the address set out on the back of this Letter of Transmittal. In order to receive the GGB Shares under the Offer for the Deposited Aphria Shares, it is recommended that the foregoing documents be received by the Depositary and Information Agent at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificate(s)/DRS Statement(s) representing Deposited Aphria Shares and all other required documents is at the option and risk of the Aphria Shareholder and delivery will be deemed effective only when such documents are actually received. GGB and the Depositary and Information Agent recommend that the necessary documentation be hand delivered to the Depositary and Information Agent at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Aphria Shares whose Aphria Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Aphria Shares. Delivery to an office other than to the specified office in this Letter of Transmittal does not constitute delivery for this purpose.

(d)

GGB reserves the right, if it so elects in its absolute discretion, to instruct the Depositary and Information Agent to waive any defect or irregularity contained in any Letter of Transmittal and / or accompanying documents received by it.

(e)

If the DRS Statement in respect of the GGB Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the DRS Statement in respect of the GGB Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes in this Letter of Transmittal should be completed (Box A and Box B).

2	Signatures

This Letter of Transmittal must be completed and signed by the registered holder of Aphria Shares or by such registered holder’s duly authorized representative (in accordance with Instruction 4 below).

(a)

If this Letter of Transmittal is signed by the registered holder(s) of the certificate(s) (if applicable) representing Aphria Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) / DRS Statement(s) representing Aphria Shares and / or the share certificate(s) / DRS Statement(s) representing GGB Shares are to be issued to a person other than the registered holder(s):

(i)	such deposited certificate(s) / DRS Statement must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) / DRS Statement(s) and must be guaranteed as noted in Instruction 3 below.

(c)

If any of the Deposited Aphria Shares are registered in different names on several certificate(s) / DRS Statement(s), it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Aphria Shares.

3	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Aphria Shares or if the GGB Shares are to be issued in a name other than the registered holder(s) of the Aphria Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary and Information Agent (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, Inc. (FINRA) or banks and trust companies in the United States.

4	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should indicate such capacity when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. GGB or the Depositary and Information Agent, at their discretion, may require additional evidence of authority or additional documentation.

5	Delivery Instructions

The GGB Shares to be issued in exchange for the Deposited Aphria Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any DRS Statement in respect of GGB Shares is to be held for pick-up at the offices of the Depositary and Information Agent, complete Box C. If neither Box A nor Box B is completed, any GGB Shares issued in exchange for the Deposited Aphria Shares will be issued in the name of the registered holder of the Deposited Aphria Shares and will be mailed to the address of the registered holder of the Deposited Aphria Shares as it appears on the register of Aphria Shares. Any DRS Statement mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6	Lost Certificates

If a certificate representing Aphria Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed to the extent possible and deliver it together with a letter describing the circumstances surrounding the loss to the Depositary and Information Agent. The Depositary and Information Agent and/or the transfer agent will advise the Aphria Shareholder of the steps that the Aphria Shareholder must take to obtain a replacement certificate(s) or DRS Statement(s) for his/her/its Aphria Shares. The foregoing action must be taken sufficiently in advance of the Expiry Time in order to obtain a replacement certificate(s) or DRS Statement(s) in sufficient time to permit the Aphria Shares represented by the replacement certificate(s) or DRS Statement(s) to be deposited under the Offer at or prior to the Expiry Time.

7	Return of Certificates

If the Offer does not proceed for any reason, any certificate(s) representing Aphria Shares received by the Depositary and Information Agent will be returned to you forthwith in accordance with your delivery instructions in Box “A” or Box “B”.

8	Direct Registration System

GGB Shares issuable under the Offer may be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your GGB Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your GGB Shares will be held in your name and registered electronically in GGB’s records, which will be maintained by its transfer agent, Capital. The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits / enables electronic share transactions.

Upon completion of the Offer you may receive an initial DRS Statement acknowledging the number of GGB Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS Statement. You may request a statement at any time by contacting Capital at 1-416-350-5007 or info@capitaltransferagency.com.

At any time you may request a share certificate for all or a portion of the GGB Shares held in your DRS account. Simply contact Capital with your request. A share certificate for the requested number of GGB Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Capital at 1-844-499-4482 (toll free within Canada and the U.S.) or +1-416-350-5007 (outside of Canada and the U.S.) or visit on-line at www.capitaltransferagency.com.

9	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificate(s) / DRS Statement(s) for Aphria Shares, additional certificates / DRS Statement(s) for Aphria Shares may be listed (in the same form as above) on a separate signed list affixed to this Letter of Transmittal.

(b)	If Aphria Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Aphria Shares will be accepted and no fractional GGB Shares will be issued.

(d)	Additional copies of this Letter of Transmittal may be obtained from the Depositary and Information Agent at the office specified on the last page of this Letter of Transmittal.

(e)

Under no circumstances will any amount or interest be paid by GGB or the Depositary and Information Agent by reason of any delay in exchanging any Aphria Shares accepted for exchange pursuant to the Offer.

(f)

This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The holder of the Aphria Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

10	Representations

The representations made by the undersigned Aphria Shareholder in this Letter of Transmittal will survive the completion of the Offer.

The Depositary and Information Agent is:

130 King St West, Suite 2950

Toronto, ON M5X 1K6

North American Toll Free Phone:

1-866-851-3214

Outside of North America:

+1-416-867-2272

By Registered Mail:

Attn: Corporate Actions

130 King St West, Suite 2950 P.O. Box 361,

Toronto, ON M5X 1K6

By Hand or Courier:

Attn: Corporate Actions

130 King St West, Suite 2950,

Toronto, ON M5X 1K6

Facsimile:

1-416-867-2271

E-mail:

contactus@kingsdaleadvisors.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal and the Offer to Purchase and Circular may be directed by Aphria Shareholders to the Depositary and Information Agent at the telephone numbers and location set out above. You may also contact your broker or other intermediary for assistance concerning the Offer.

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE (IN THE CIRCUMSTANCES DESCRIBED BELOW) BY PERSONS WHO WISH TO ACCEPT THE OFFER (AS DEFINED HEREIN) BY GREEN GROWTH BRANDS INC. TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF APHRIA INC., INCLUDING ANY COMMON SHARES THAT MAY BECOME ISSUED AND OUTSTANDING (INCLUDING UPON THE EXERCISE, EXCHANGE OR CONVERSION OF ANY CONVERTIBLE SECURITIES) AFTER THE DATE OF THE OFFER, BUT BEFORE THE EXPIRY TIME (AS DEFINED HEREIN).

PLEASE READ THE ACCOMPANYING OFFER TO PURCHASE AND CIRCULAR (AS DEFINED HEREIN) BEFORE COMPLETING THIS NOTICE OF GUARANTEED DELIVERY.

NOTICE OF GUARANTEED DELIVERY

TO DEPOSIT COMMON SHARES OF

APHRIA INC.

Pursuant to the offer, dated January 22, 2019 made by

GREEN GROWTH BRANDS INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (TORONTO TIME) ON MAY 8, 2019 UNLESS THE OFFER IS ACCELERATED OR EXTENDED BY THE OFFEROR, OR WITHDRAWN BY THE OFFEROR.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1. YOUR PHYSICAL SHARE CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING APHRIA SHARES (AS DEFINED HEREIN) IS (ARE) NOT IMMEDIATELY AVAILABLE;

2. YOU CANNOT COMPLETE THE PROCEDURE FOR BOOK-ENTRY TRANSFER OF YOUR APHRIA SHARES ON A TIMELY BASIS; OR

3. YOUR PHYSICAL SHARE CERTIFICATE(S) OR DRS STATEMENT(S) REPRESENTING APHRIA SHARES AND ALL OTHER REQUIRED DOCUMENTS CANNOT BE DELIVERED TO THE DEPOSITARY AND INFORMATION AGENT PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) is to be used by holders (“Aphria Shareholders”) of common shares (the “Aphria Shares”) of Aphria Inc. (“Aphria”) to accept the offer (the “Offer”) made by Green Growth Brands Inc. (the “Offeror” or “GGB”) to purchase, upon and subject to the terms and conditions of the Offer, all of the issued and outstanding Aphria Shares (including any Aphria Shares that may become issued and outstanding upon exercise, exchange or conversion of convertible securities after the date of the Offer but before the Expiry Time), as set out in the Offer to Purchase and accompanying Take-Over Bid Circular of GGB dated January 22, 2019 (together, the “Offer to Purchase and Circular”), only if:

(a)	The certificate(s) or Direct Registration System (“DRS”) Statement representing such Aphria Shareholder’s Aphria Shares is (are) not immediately available;

(b)	Such Aphria Shareholder cannot complete the procedure for book-entry transfer of the Aphria Shares on a timely basis; or

(c)

Such Aphria Shareholder cannot deliver the certificate(s) or DRS Statement for the applicable Aphria Shares, the Letter of Transmittal and all other required documents (if any) to Kingsdale Advisors, the depositary and information agent for the Offer (in such capacity, the “Depositary and Information Agent”), prior to the Expiry Time.

The terms and conditions of the Offer are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer to Purchase and Circular shall have the respective meanings set out in the Offer to Purchase and Circular.

The Depositary and Information Agent or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

This Notice of Guaranteed Delivery is to be used by registered Aphria Shareholders only and is NOT to be used by beneficial holders of Aphria Shares (“Beneficial Shareholders”). A Beneficial Shareholder does not have Aphria Shares registered in his, her or its name; rather, such Aphria Shares are held by an intermediary or clearing agency such as CDS & Co. (each, an “Intermediary”). If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in receiving the consideration for your Aphria Shares.

Aphria Shareholders, through their respective CDS participants, who utilize CDSX through a book-entry transfer of their holdings into the Depositary and Information Agent’s account with CDS may also have the option of tendering this Notice of Guaranteed Delivery through CDSX Online Letter of Guarantee (LOG) option (the “LOG option”). Participants tendering through LOG options in CDSX are deemed to have completed this Notice of Guaranteed Delivery and such instructions are considered valid under and in accordance with the terms of the Offer. CDS Participants must comply with the CDS instructions regarding the deadline to deposit using this LOG option.

Aphria Shareholders and CDS participants are advised that the last date for fulfillment of the LOG option as described in the Offer to Purchase and this Notice of Guaranteed Delivery is before 5:00 p.m. (Toronto Time) on the second trading day on the TSX after the Expiry Time. If the Aphria Shares are not available in participants’ account as specified on the LOG Option, participant participants may be liable to the Offeror for failure of delivery for the value of the full tender or part thereof.

On the Effective Date, Aphria Shareholders who tender their Aphria Shares to the Offer will be entitled to receive 1.5714 common shares of the Offeror (the “GGB Shares”) in exchange for each Aphria Share. (The GGB Shares issuable in exchange for Aphria Shares pursuant to the Offer are sometimes collectively referred to herein as the “Consideration”). Aphria Shareholders are not entitled to receive fractional GGB Shares in connection with the Offer and the number of GGB Shares issuable to each Aphria Shareholder pursuant to the Offer will be either be rounded down to the nearest whole number (if the fractional interest is less than 0.5) without any additional payment in lieu thereof, or up to the nearest whole number (if the fractional interest is 0.5 or higher). The Consideration will be paid in the manner described herein and in the Circular.

Notwithstanding the foregoing, GGB and the Depositary and Information Agent will be entitled to deduct and withhold from any amount otherwise payable under the Offer to any Aphria Shareholder such amounts as GGB or the Depositary and Information Agent is required to deduct or withhold with respect to such payment under any provision of applicable Laws. To the extent that amounts are so withheld, deducted and remitted, such amounts will be treated for all purposes of the Offer as having been paid to the Aphria Shareholder in respect of which such deduction and withholding was made.

The Offer is subject to, among other things, the receipt of more than 66 2⁄3% of the Aphria Shares (calculated on a fully diluted basis) held by Aphria Shareholders who are not Interested Aphria Shareholders (as defined in the Circular), having been validly tendered to the Offer and not validly withdrawn. The conditions of the Offer may be waived by GGB in its absolute discretion, other than the Statutory Minimum Condition (as defined in the Circular), which may not be waived.

As set forth in Section 3 of the Offer to Purchase, “Manner of Acceptance – Procedure for Guaranteed Delivery”, if an Aphria Shareholder wishes to deposit Aphria Shares pursuant to the Offer and (i) the certificate(s) or DRS Statement(s) representing such shares are not immediately available, or (ii) the certificate(s) or DRS Statement(s) and all other required documents cannot be delivered to the Depositary and Information Agent prior to the Expiry Time, those Aphria Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile copy thereof), including a guarantee to deliver by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery, is received by the Depositary and Information Agent at its principal office in Toronto, Ontario prior to the Expiry Time; and

(c)

the certificate(s) or DRS Statement(s) representing the deposited Aphria Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually executed facsimile copy thereof) and all other documents required by such Letter of Transmittal, including signature guarantee if required, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to such Aphria Shares, are received at the Toronto, Ontario office of the Depositary and Information Agent by 5:00 p.m. (Toronto Time) on the second trading day on the TSX after the date on which the Expiry Time occurs.

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority, Inc. (FINRA) or banks or trust companies in the United States.

THIS NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, COURIERED, TRANSMITTED BY ELECTRONIC FACSIMILE OR MAILED TO THE DEPOSITARY AND INFORMATION AGENT ONLY AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AS SPECIFIED BELOW AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH HEREIN. DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AND INFORMATION AGENT AS SET OUT BELOW SHALL NOT CONSTITUTE DELIVERY FOR THE PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES FOR APHRIA SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR APHRIA SHARES SHOULD BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY AND INFORMATION AGENT IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

The undersigned understands and acknowledges that payment for Aphria Shares deposited and taken up by GGB will be made only after timely receipt by the Depositary and Information Agent, at its office in Toronto, Ontario specified above, of: (i) the certificate(s) or DRS Statement(s) representing the Aphria Shares; (ii) the Letter of Transmittal (or a manually executed facsimile copy thereof), properly completed and duly executed, with any signatures guaranteed, if so required, and (iii) all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto Time) on the second trading day on the TSX after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest or other amounts accrue or be paid by GGB or the Depositary and Information Agent to persons depositing Aphria Shares on the purchase price of Aphria Shares purchased by GGB, regardless of any delay in making such payment, and that the consideration for the Aphria Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Aphria Shares delivered to the Depositary and Information Agent before the Expiry Time, even if the Aphria Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary and Information Agent, and therefore payment by the Depositary and Information Agent on account of such Aphria Shares is not made until after the take-up and payment for the Aphria Shares under the Offer.

All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the extent permitted by all applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

NOTICE TO U.S. APHRIA SHAREHOLDERS

The Offer is made for the securities of a company formed outside of the United States. The Offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included or incorporated by reference in the Offer to Purchase and Circular have been prepared in accordance with Canadian accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal Securities Laws, since the Offeror is located in Canada, and some or all of its officers or directors may be residents of Canada or another country outside of the United States. You may not be able to sue a Canadian company or its officers or directors in a court in Canada or elsewhere outside of the United States for violations of U.S. Securities Laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to the jurisdiction of a court in the United States or to enforce a judgement obtained from a court of the United States.

You should be aware that Offeror may purchase securities other than under the Offer, such as in open market or privately negotiated purchases.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR OTHERWISE QUALIFIED FOR OFFER AND SALE IN CERTAIN U.S. STATES WHERE HOLDERS OF APHRIA SHARES RESIDE AND NO SUCH OFFER TO SELL OR SALE, OR SOLICITATION OF AN OFFER TO BUY MAY BE MADE IN SUCH U.S. STATES.

Questions and requests for assistance in accepting the Offer and in depositing Aphria Shares with the Depositary and Information Agent may be directed to the Depositary and Information Agent at 1-866-851-3214 toll free in North America or at +1-416-867-2272 collect outside of North America or by e-mail at corpaction@kingsdaleadvisors.com. Shareholders may also contact their brokers or other intermediaries for assistance concerning the Offer.

NOTICE OF GUARANTEED DELIVERY

TO:                  GREEN GROWTH BRANDS INC.

AND TO:         KINGSDALE ADVISORS, AS DEPOSITARY AND INFORMATION AGENT

By Mail: 130 King St West, Suite 2950, PO Box 261 Toronto, ON M5X 1K6	By Email or Fax: E-mail: corpaction@kingsdaleadvisors.com Facsimile: 416-867-2271

By Registered Mail, Hand or Courier: 130 King St West, Suite 2950 Toronto, ON M5X 1K6

The undersigned hereby deposits with the Depositary and Information Agent, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, receipt of which is hereby acknowledged, the Aphria Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

DESCRIPTION OF COMMON SHARE CERTIFICATES DEPOSITED
Certificate Number(s) (if applicable)	Name and Address in which Aphria Shares are Registered (Please fill in exactly as name(s) appear on certificate(s) or DRS Statement(s)**)	Number of Aphria Shares Represented by Certificate or DRS Statement**	Number of Aphria Shares Deposited ***

TOTAL:

(1)	If space is not sufficient, please attach a list in the above form.
(2)	The total of the numbers filled in above must equal the number of Aphria Shares represented by the physical certificate(s) or DRS statement(s) enclosed with the Letter of Transmittal.

*	A certificate number does not need to be provided if the Aphria Shares are represented by a DRS Statement.
**	If Aphria Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder.
***	Total number of Aphria Shares evidenced by all certificate(s) or DRS Statement(s) delivered will be deemed to have been deposited.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

SIN/SSN	Postal Code/Zip Code

Date	Daytime Telephone Number

Email

GUARANTEE OF DELIVERY

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary and Information Agent, at its address set forth herein, of the certificate(s) or DRS Statement(s) representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or a manually signed facsimile copy thereof, with any required signature guarantee (or in the case of a book-entry transfer of Aphria shares, a Book-Entry Confirmation with respect to all Aphria Shares deposited hereby) , and all other documents required by the Letter of Transmittal, all on or before 5:00 p.m.
(Toronto Time) on the second trading day on the TSX after the date on which the Expiry Time occurs.

Name of Firm:	Authorized Signature:

Address of Firm:	Name:

Title:

Telephone Number:	Dated:

The Depositary and Information Agent is:

130 King St West, Suite 2950

Toronto, ON M5X 1K6

North American Toll Free Phone:

1-866-851-3214

Outside of North America:

+1-416-867-2272

By Registered Mail:

Corporate Actions

130 King St West, Suite 2950 P.O. Box 361,

Toronto, ON M5X 1K6

By Hand or Courier:

Corporate Actions

130 King St West, Suite 2950,

Toronto, ON M5X 1K6

Facsimile:

1-416-867-2271

E-mail:

corpaction@kingsdaleadvisors.com

Any questions or requests for assistance or additional copies of this Notice of Guaranteed Delivery and the Offer to Purchase and Circular may be directed by Aphria Shareholders to the Depositary and Information Agent at the telephone numbers and location set out above. You may also contact your broker or other intermediary for assistance concerning the Offer.

Item 2. Informational Legends.

See “Notice to Shareholders in the United States” in the Offer and Circular, dated as of January 22, 2019.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The following documents are filed as exhibits to this Schedule:

Exhibit No.	Description

2.1**	Press release, dated December 27, 2018 relating to Green Growth Brands Inc.’s intention to make an offer for all outstanding common shares of Aphria.

2.2**	Press release, dated December 31, 2018 relating to Green Growth Brands Inc.’s reaffirmation of its commitment to launch a takeover bid for Aphria.

2.3*	Press release, dated January 22, 2019, titled “Green Growth Brands Files Offer and Circular for Aphria Inc.; Formal Take-over Bid to Commence on January 23, 2019; Receives Commitment for $150 Million Equity Investment.”*

3.1*	The Annual Information Form of Xanthic Biopharma, Inc. (“Xanthic”), dated November 26, 2018 in respect of the financial year ended June 30, 2018.

3.2*	The Audited Consolidated Financial Statements of Xanthic for the year ended June 30, 2018 and related notes together with the independent auditors report thereon, and the management’s discussion and analysis in connection therewith.

3.3*	The Unaudited Condensed Interim Consolidated Financial Statements of Xanthic for the three months ended September 30, 2018 and related notes, and the interim management’s discussion and analysis in connection therewith.

3.4*	The Material Change Report of Xanthic, dated July 17, 2018 in respect of the entering into of the arm’s length business combination agreement, dated July 13, 2018 between Xanthic and Green Growth Brands Ltd.

3.5*	The Material Change Report of Xanthic, dated November 16, 2018 in respect of the completed business combination of Xanthic and Green Growth Brands Ltd.

3.6*	The Material Change Report of Xanthic, dated December 12, 2018 in respect of Xanthic’s entering into of a membership interest purchase agreement, dated December 10, 2018 in connection with the purchase by Xanthic of all of the issued and outstanding membership interests of Just Healthy LLC.

3.7*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of the entering into on December 12, 2018 by Xanthic of definitive agreements to acquire a cultivation facility operated by Wellness Orchards of Nevada LLC and Panorama WON LLC located in Pahrump, Nevada.

3.8*	The Material Change Report of Xanthic, dated December 18, 2018 in respect of Xanthic’s agreement to accept an irrevocable option (“Henderson Option”) to acquire all of the membership interests of Henderson Organic Remedies, LLC (“Henderson Organic”) together with the right to all of Henderson Organic’s free cash flow until exercise of the Henderson Option.

3.9*	The Business Acquisition Report of Xanthic, dated September 24, 2018 in respect of the entering into of a binding letter agreement with management of Green Growth Brands Ltd. concerning (i) an arm’s length business combination; and (ii) the acquisition by GGB Nevada LLC of 100% of the outstanding membership interests of Nevada Organic Remedies LLC.

3.10*	The Management Information Circular of Aurquest Resources Inc., dated as of January 11, 2018 in respect of the annual and special meeting of shareholders of Aurquest Resources Inc. held on February 16, 2018.

Exhibit No.	Description

3.11*	The Management Information Circular of Xanthic, dated as of October 12, 2018 in respect of the annual and special meeting of shareholders of Xanthic held on November 2, 2018.

4.1*	Consent of MNP LLP

4.2*	Consent of MNP SENCRL SRL

4.3*	Consent of Norton Rose Fulbright Canada LLP

*	Incorporated herein by reference to Registration Statement on Form F-10 filed with the SEC on the date hereof.
**	Incorporated herein by reference to Form 425 previously filed with the SEC on January 3, 2019.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

(c) The bidder further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

Item 2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the agent for service of the registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Green Growth Brands Inc.

/s/ Peter Horvath
Peter Horvath
Chief Executive Officer and Director

Date: January 22, 2019